SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2022
KT Corporation

By:	/s/ Seunghoon Chi

Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho

Name:	Sanghyun Cho
Title:	Director

KT Corporation and Subsidiaries

Consolidated Financial Statements

December 31, 2021 and 2020

KT Corporation and Subsidiaries

Index

December 31, 2021 and 2020

Page(s)
Independent Auditor’s Report	1 – 5

Consolidated Financial Statements

Consolidated Statements of Financial Position	6 – 7

Consolidated Statements of Profit or Loss	8

Consolidated Statements of Comprehensive Income	9

Consolidated Statements of Changes in Equity	10 – 11

Consolidated Statements of Cash Flows	12 – 13

Notes to the Consolidated Financial Statements	14 – 124

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion

We have audited the accompanying consolidated financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

(1)	Cash-Generating Unit Impairment Assessment

1)	Why the matter was determined to be a key audit matter

As described in Note 2.16 in the consolidated financial statements, the Group assesses whether indicators of impairment on assets exist. This assessment is completed in accordance with Korean IFRS 1036 Impairment of Assets. When an impairment indicator exists, then management performs an impairment test. Given that there is a significant difference between the market value and the total net assets of KT Corporation (“the Controlling Company”) as of December 31, 2021, the Group determined that indicators of impairment on the cash-generating units (“the CGUs”) in wire, wireless and corporate business CGUs in the Controlling Company existed as at December 31, 2021. Management completed an impairment assessment, and no impairment loss was recognized as the recoverable amount of each of the CGUs exceeds their respective carrying amounts.

To determine the recoverable amounts of the CGUs, the Group estimated future cash flows which reflected forecast information such as the number of users for communication services, average profit per user (“ARPU”), and other assumptions. Another critical assumption was the determination of a discount rate to apply to these forecasted future cash flows. Significant judgment is used by management in determining these key assumptions.

The carrying amounts of assets allocated to each of the CGUs are material in the consolidated financial statements. Management’s assumptions have a significant impact on determining the recoverable amounts. This results in a high degree of judgement, effort and specialized knowledge being used by management. Therefore, we determined that the Group’s impairment assessment of assets allocated to each of the aforementioned CGUs as a key audit matter.

2)	How the matter was addressed in the audit:

We have performed the following audit procedures to address the above key audit matter:

•	We obtained an understanding of the Group’s procedures for asset impairment assessment and evaluated relevant internal controls.

•	We obtained an understanding of the Group’s procedures to identify the CGUs and evaluated relevant internal controls.

•	We evaluated the appropriateness of valuation models used by management to estimate the recoverable amounts.

•	We evaluated the appropriateness of internal and external information used by management to estimate the recoverable amounts.

•	We assessed the consistency of key assumptions used by management to estimate the recoverable amounts, by comparing the historical results, current market conditions and future business plans.

•	We used independent auditor’s experts to assess management’s valuation models and assumptions.

(2)	Accounting for the Acquisition of Hyundai HCN Co., Ltd. & Epsilon Global Communications Pte. Ltd.

1)	Why the matter was determined to be a key audit matter

As described in Notes 2.13 and 41 in the consolidated financial statements, the Group recognized goodwill and intangible assets with indefinite useful lives through a number of business combinations for the year ended December 31, 2021.

On September 30, 2021, the Group acquired Hyundai HCN Co., Ltd. for total net consideration of ~~W~~ 515,091 million attributable to 7,000,000 common shares (100%) and Hyundai HCN Co., Ltd. changed its name to HCN Co., Ltd. On the same date, the Group acquired Epsilon Global Communications Pte. Ltd. for total net consideration of ~~W~~ 159,738 million attributable to 81,320,642 shares (100%). These transactions were accounted for in accordance with Korean IFRS 1103 Business Combinations.

The purchase consideration was allocated to various assets and liabilities acquired. The purchase price allocation relies on fair value estimates. The Group engaged an independent external expert to assist the Group in valuation of the main tangible and intangible assets acquired. We considered that these two business combinations are a key audit matter given the size of the purchase consideration and the significant level of management’s judgment involved for the purchase price allocation.

2)	How the matter was addressed in the audit:

In order to address the key audit matters, we have directly performed the following audit procedures and utilized the work of component auditors:

•	We obtained an understanding and evaluated the design and operating effectiveness of internal controls related to the accounting for the acquisition.

•	We evaluated the major commitments stipulated on the acquisition of shares by inspecting the share purchase agreement.

•	We evaluation the competence and independence of experts engaged by management who participated in the fair value evaluation

•	We performed the evaluation of fair values with the use of our internal experts, as follows:

•	We reviewed the purchase price allocation report and fair value measurement of intangibles, other assets and liabilities that are recognizable following the acquisition.

•	We evaluated the major underlying assumptions and variables used in determination of fair values are consistent and reasonable with those used in other areas of evaluation.

•	We confirmed the mathematical accuracy of the fair value calculations.

•	We assessed the accuracy of accounting for the business combination.

•	We evaluated the appropriateness of the disclosures related to the business combination in the consolidated financial statements.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Ho-Sung Han, Certified Public Accountant.

Seoul, Korea

March 10, 2022

This report is effective as of March 10, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	December 31, 2021		December 31, 2020
Assets

Current assets
Cash and cash equivalents	4, 5	~~W~~	3,019,592	~~W~~	2,634,624
Trade and other receivables, net	4, 6		5,087,490		4,902,471
Other financial assets	4, 7		1,185,659		1,202,840
Current income tax assets			5,954		2,059
Inventories, net	8		514,145		534,636
Current assets held-for-sale	10		1,187		1,198
Other current assets	9		2,044,323		1,876,352

Total current assets			11,858,350		11,154,180

Non-current assets
Trade and other receivables, net	4, 6		1,091,326		1,250,769
Other financial assets	4, 7		822,379		544,347
Property and equipment, net	11		14,464,886		14,206,119
Right-of-use assets	21		1,248,308		1,217,179
Investment properties, net	12		1,720,654		1,368,453
Intangible assets, net	13		3,447,333		2,161,258
Investments in associates and joint ventures	14		1,288,429		557,881
Deferred income tax assets	30		423,728		433,698
Other non-current assets	9		793,948		768,661

Total non-current assets			25,300,991		22,508,365

Total assets		~~W~~	37,159,341	~~W~~	33,662,545

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	December 31, 2021		December 31, 2020
Liabilities

Current liabilities
Trade and other payables	4, 15	~~W~~	6,641,422	~~W~~	6,210,099
Borrowings	4, 16		1,731,422		1,418,114
Other financial liabilities	4, 7		72,807		2,493
Current income tax liabilities			266,430		232,225
Other provisions	17		171,316		165,990
Deferred income			64,742		60,252
Other current liabilities	9		1,124,293		1,103,299

Total current liabilities			10,072,432		9,192,472

Non-current liabilities
Trade and other payables	4, 15		1,338,781		807,540
Borrowings	4, 16		6,706,281		5,898,184
Other financial liabilities	4, 7		424,859		260,676
Net defined benefit liabilities	18		197,883		378,087
Other provisions	17		86,081		86,202
Deferred income			194,309		149,050
Deferred income tax liabilities	30		643,958		429,331
Other non-current liabilities	9		927,596		909,570

Total non-current liabilities			10,519,748		8,918,640

Total liabilities			20,592,180		18,111,112

Equity attribute to owners of the Controlling Company

Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		13,287,390		12,155,420
Accumulated other comprehensive income	24		117,469		86,051
Other components of equity	24		(1,433,080)		(1,234,784)

			14,976,536		14,011,444
Non-controlling interest			1,590,625		1,539,989

Total equity			16,567,161		15,551,433

Total liabilities and equity		~~W~~	37,159,341	~~W~~	33,662,545

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2021 and 2020

(in millions of Korean won, except per share amounts)	Notes	2021		2020
Operating revenue	26	~~W~~	24,898,005	~~W~~	23,916,667
Operating expenses	27		23,226,181		22,732,560

Operating profit			1,671,824		1,184,107
Other income	28		307,654		341,253
Other expenses	28		280,081		559,576
Finance income	29		726,283		498,614
Finance costs	29		563,330		507,383
Share of net losses of associates and joint ventures	14		116,061		18,041

Profit before income tax expense			1,978,411		975,056
Income tax expense	30		519,016		271,664

Profit for the year		~~W~~	1,459,395	~~W~~	703,392

Profit for the year attributable to:
Owners of the Controlling Company:		~~W~~	1,356,878	~~W~~	658,025
Non-controlling interest:			102,517		45,367

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	31
Basic earnings per share		~~W~~	5,759	~~W~~	2,684
Diluted earnings per share			5,747		2,683

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	2021		2020

Profit for the year		~~W~~	1,459,395	~~W~~	703,392

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		55,822		(60,181)
Share of remeasurement loss of associates and joint ventures			(1,596)		786
Gain on valuation of equity instruments at fair value through other comprehensive income			144,890		51,696
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income			(15,110)		(9,699)
Valuation gain on cash flow hedge			141,855		(84,044)
Other comprehensive income from cash flow hedges reclassified to profit or loss			(136,583)		111,431
Share of other comprehensive income from associates and joint ventures			(24,216)		15,932
Exchange differences on translation of foreign operations			505		(2,666)

Total comprehensive income for the year		~~W~~	1,624,962	~~W~~	726,647

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	1,510,373	~~W~~	684,213
Non-controlling interest			114,589		42,434

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2020			1,564,499		1,440,258		11,633,780		194,934		(1,170,083)		13,663,388		1,520,160		15,183,548
Comprehensive income
Profit for the year			—		—		658,025		—		—		658,025		45,367		703,392
Remeasurements of net defined benefit liabilities	18		—		—		(49,554)		—		—		(49,554)		(10,627)		(60,181)
Share of gain on remeasurements of associates and joint ventures			—		—		410		—		—		410		376		786
Share of other comprehensive income of associates and joint ventures			—		—		—		14,701		—		14,701		1,231		15,932
Valuation gain on cash flow hedge	4,7		—		—		—		27,433		—		27,433		(46)		27,387
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		184,215		(150,135)		—		34,080		7,917		41,997
Exchange differences on translation of foreign operations			—		—		—		(882)		—		(882)		(1,784)		(2,666)

Total comprehensive income for the year			—		—		793,096		(108,883)		—		684,213		42,434		726,647

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,766)		—		—		(269,766)		—		(269,766)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(40,802)		(40,802)
Change in ownership interest in subsidiaries			—		—		—		—		11,628		11,628		18,197		29,825
Appropriations of loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—		—		—
Acquisition of treasury stock			—		—		—		—		(110,097)		(110,097)		—		(110,097)
Disposal of treasury stock			—		—		—		—		33,213		33,213		—		33,213
Others			—		—		—		—		(1,135)		(1,135)		—		(1,135)

Subtotal			—		—		(271,456)		—		(64,701)		(336,157)		(22,605)		(358,762)

Balance as at December 31, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433
Comprehensive income
Profit for the year			—		—		1,356,878		—		—		1,356,878		102,517		1,459,395
Remeasurements of net defined benefit liabilities	18		—		—		47,348		—		—		47,348		8,474		55,822
Share of gain on remeasurements of associates and joint ventures			—		—		(1,559)		—		—		(1,559)		(37)		(1,596)
Share of other comprehensive income of associates and joint ventures			—		—		—		(19,718)		—		(19,718)		(4,498)		(24,216)
Valuation gain on cash flow hedge	4,7		—		—		—		5,222		—		5,222		50		5,272
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		76,288		47,247		—		123,535		6,245		129,780
Exchange differences on translation of foreign operations			—		—		—		(1,333)		—		(1,333)		1,838		505

Total comprehensive income for the year			—		—		1,478,955		31,418		—		1,510,373		114,589		1,624,962

Transactions with owners
Dividends paid by the Controlling Company			—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Effect of change in connection range			—		—		—		—		—		—		(17,566)		(17,566)
Change in ownership interest in subsidiaries			—		—		—		—		15,797		15,797		(22,620)		(6,823)
Appropriations of loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Disposal of treasury stock			—		—		—		—		50,954		50,954		—		50,954
Recognition of the obligation to purchase its own equity			—		—		—		—		(101,829)		(101,829)		—		(101,829)
Others			—		—		—		—		6,389		6,389		(5)		6,384

Subtotal			—		—		(346,985)		—		(198,296)		(545,281)		(63,953)		(609,234)

Balance as at December 31, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	2021		2020
Cash flows from operating activities
Cash generated from operations	33	~~W~~	5,829,607	~~W~~	4,745,293
Interest paid			(257,809)		(254,852)
Interest received			272,061		259,836
Dividends received			74,441		19,623
Income tax paid			(356,466)		(30,073)

Net cash inflow from operating activities			5,561,834		4,739,827

Cash flows from investing activities
Collection of loans			54,934		63,435
Disposal of financial assets at fair value through profit or loss			609,849		528,655
Disposal of financial assets at amortized cost			690,457		528,746
Disposal of financial assets at fair value through other comprehensive income			244,994		351,065
Disposal of investments in associates and joint ventures			10,880		24
Disposal of assets held-for-sale			—		83,241
Disposal of property and equipment and investment properties			174,413		49,832
Disposal of intangible assets			11,624		13,362
Disposal of right-of-use assets			318		2,023
Increase in cash due to changes in scope of consolidation			39,340		—
Discontinued operations			—		205
Loans granted			(54,128)		(48,731)
Acquisition of financial assets at fair value through profit or loss			(753,907)		(521,142)
Acquisition of financial assets at amortized cost			(623,924)		(759,180)
Acquisition of financial assets at fair value through other comprehensive income			(131,674)		(14,092)
Acquisition of investments in associates and joint ventures			(487,828)		(273,411)
Acquisition of property and equipment and investment properties			(3,495,021)		(3,207,566)
Acquisition of intangible assets			(752,181)		(511,094)
Acquisition of right-of-use assets			(4,261)		(5,824)
Decrease in cash due to changes in scope of consolidation			(671,359)		(41,018)

Net cash outflow from investing activities			(5,137,474)		(3,761,470)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	2021		2020
Cash flows from financing activities	34
Proceeds from borrowings			2,899,567		1,795,221
Cash inflows under derivatives contracts			216		36,594
Cash intflow from consolidated equity transaction			67,693		—
Cash inflow from other financing activities			2,556		35,854
Repayments of borrowings			(1,999,173)		(1,627,354)
Dividends paid			(350,334)		(310,567)
Decrease in lease liabilities			(394,567)		(447,784)
Decrease in other liabilities			—		(13,674)
Cash outflow under derivatives contracts			(1,712)		—
Acquisition of treasury stock			(193,626)		(114,683)
Cash outflow from consolidated equity transaction			(11,001)		—
Cash outflow from other financing activities			(60,901)		(1,192)

Net cash outflow from financing activities			(41,282)		(647,585)

Effect of exchange rate change on cash and cash equivalents			1,890		(2,042)

Net increase in cash and cash equivalents			384,968		328,730
Cash and cash equivalents

Beginning of the year	5		2,634,624		2,305,894

End of the year	5	~~W~~	3,019,592	~~W~~	2,634,624

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 79 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at December 31, 2021, the Korean government does not own any shares in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at December 31, 2021 and 2020, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	December 31, 2021	December 31, 2020	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Data communication	Korea	73.0%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation [2,4]	Online music production and distribution	Korea	36.2%	36.2%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [4]	Satellite TV	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	December 31, 2021	December 31, 2020	Closing month
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	32.2%	31.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	31.4%	30.8%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
East Telecom LLC	Fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	100.0%	—	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	—	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	80.0%	—	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	—	December
MEDIA GENIE Co., Ltd.	TV contents provider	Korea	100.0%	—	December
KT Seezn Co., Ltd.	Movies, videos and TV contents production and distribution	Korea	100.0%	—	December
MILLIE Co., Ltd. [3]	Book contents service	Korea	38.6%	—	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	—	December
Epsilon Global Communications Pte. Ltd.	Network service industry	Singapore	100.0%	—	December
Epsilon Telecommunications (SP) Pte. Ltd.	Fixed line telecommunication business	Singapore	100.0%	—	December
Epsilon Telecommunications (US) Pte. Ltd.	Fixed line telecommunication business	Singapore	100.0%	—	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	—	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	December 31, 2021	December 31, 2020	Closing month
7D Digital Limited	Software development	UK	100.0%	—	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong kong	100.0%	—	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	—	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	—	December
Epsilon M E A General Trading LLC [3]	Local counter work	Dubai	49.0%	—	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	—	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	—	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	—	December
Alticast B.V.	Software development and delivery	Netherlands	100.0%	—	December
Alticast Company Limited	Software development and delivery	Vietnam	100.0%	—	December
Wirecard (Vietnam) Company Limited	Software sales business	Vietnam	100.0%	—	December
KT Philippines	Fixed line telecommunication business	Philippines	100.0%	40.0%	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1.3	Changes in Scope of Consolidation

Subsidiaries newly included and excluded in the consolidation during the year ended December 31, 2021:

Changes	Location	Name of subsidiary	Reason
Included	Korea	KT Studio Genie Co., Ltd.	Newly established
Included	Korea	Lolab	Newly established
Included	Korea	KHS Corporation	Transferred
Included	Korea	HCN Co., Ltd.	Transferred
Included	Korea	MEDIA GENIE Co., Ltd.	Transferred
Included	Korea	KT Seezn Co., Ltd.	Transferred
Included	Korea	MILLIE Co., Ltd.	Transferred
Included	Singapore	KT ES Pte. Ltd.	Newly established
Included	Singapore	Epsilon Global Communications Pte. Ltd.	Transferred
Included	Singapore	Epsilon Telecommunications (SP) Pte. Ltd.	Transferred
Included	Singapore	Epsilon Telecommunications (US) Pte. Ltd.	Transferred
Included	UK	Epsilon Telecommunications Limited	Transferred
Included	UK	7D Digital Limited	Transferred
Included	Hong kong	Epsilon Telecommunications (HK) Limited	Transferred
Included	USA	Epsilon US Inc.	Transferred
Included	Bulgaria	Epsilon Telecommunications (BG) EOOD	Transferred
Included	Dubai	Epsilon M E A General Trading L.L.C	Transferred
Included	Korea	K-REALTY RENTAL HOUSING REIT V	Newly established
Included	Korea	Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Newly established
Included	Korea	KT Strategic Investment Fund 6	Newly established
Included	Korea	Altimedia Corporation	Transferred
Included	Netherlands	Alticast B.V.	Transferred
Included	Vietnam	Alticast Company Limited	Transferred
Included	Vietnam	Wirecard (Vietnam) Company Limited	Transferred
Included	Philippines	KT Philippines	Transferred
Excluded	Belgium	KT Belgium	Liquidated
Excluded	Korea	KT Powertel Co., Ltd.	Shares disposed
Excluded	China	Korea Telecom China Co., Ltd.	Liquidated
Excluded	Poland	KBTO Sp.z o. o.	Liquidated
Excluded	Korea	GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Liquidated
Excluded	Korea	KT M Hows Co., Ltd.	Merged
Excluded	Netherlands	KT Dutch B.V.	Liquidated
Excluded	Korea	KT Music Contents Fund No.1	Liquidated
Excluded	Korea	Autopion Co., Ltd.	Shares disposed
Excluded	Korea	K-REALTY RENTAL HOUSING REIT V	Excluding the connection

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2021 and 2020, is as follows:

	December 31, 2021
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Linkus Co., Ltd.	~~W~~	54,219	~~W~~	53,316	~~W~~	79,975	~~W~~	(3,095)
KT Submarine Co., Ltd.		110,390		10,736		29,877		(3,183)
KT Telecop Co., Ltd.		363,224		233,797		511,001		3,985
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		390,671		172,767		471,579		(8,692)
KT Service Bukbu Co., Ltd.		59,341		54,070		231,250		1,128
KT Service Nambu Co., Ltd.		62,513		52,695		271,053		1,430
BC Card Co., Ltd. [1]		3,933,427		2,481,004		3,579,438		120,308
H&C Network [1]		88,616		4,993		217,488		11,995
Nasmedia Co., Ltd. [1]		490,394		268,618		124,161		27,120
KTDS Co., Ltd. [1]		341,358		199,831		629,736		21,464
KT M&S Co., Ltd.		241,377		203,051		710,173		3,496
KT MOS Bukbu Co., Ltd.		32,511		25,402		70,136		1,637
KT MOS Nambu Co., Ltd.		36,741		26,053		71,516		2,016
KT Skylife Co., Ltd. [1]		1,275,645		469,694		763,223		62,309
KT Estate Inc. [1]		2,370,940		791,884		576,721		213,203
KTGDH Co., Ltd.		11,464		1,560		4,423		553
KT Sat Co., Ltd.		593,616		34,169		174,655		20,830
KT Sports Co., Ltd.		29,524		19,740		67,493		(2,039)
KT Music Contents Fund No.2		14,985		278		253		(30)
KT-Michigan Global Content Fund		3,552		112		13,592		10,032
KT M Mobile Co., Ltd.		144,175		40,749		204,144		5,918
KT Investment Co., Ltd. [1]		87,366		66,108		21,040		(697)
KTCS Corporation [1]		416,750		234,172		965,721		19,034
KTIS Corporation		369,361		177,619		468,004		24,944
Next Connect PFV		518,441		167,963		—		(6,519)
KT Japan Co., Ltd. [1]		1,474		2,633		1,135		(142)
KT America, Inc.		4,884		101		6,508		201
KT Rwanda Networks Ltd. [2]		125,860		236,389		23,307		(28,770)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31, 2021
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
AOS Ltd. [2]	11,539	2,812	6,908	823
KT Hong Kong Telecommunications Co., Ltd.	6,613	1,346	18,825	1,313
KT Huimangjieum [1]	6,311	2,978	11,472	116
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	185,850	144,832	283,701	366
KT Studio Genie Co., Ltd. [1,2]	648,534	276,933	90,006	(16,443)
Lolab Co., Ltd.	26,726	897	2,081	(134)
East Telecom LLC [1]	35,904	22,088	11,436	2,487
KT ES Pte. Ltd. [1]	240,331	80,597	14,709	(6,355)
KT Philippines	3,641	1,243	—	—
Altimedia Corporation [1]	32,338	9,742	6,885	1,037

	December 31, 2020
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	119,694	~~W~~	18,833	~~W~~	65,564	~~W~~	3,809
KT Linkus Co., Ltd.		58,372		54,022		84,071		(3,212)
KT Submarine Co., Ltd.		116,813		14,032		52,226		1,197
KT Telecop Co., Ltd.		318,456		193,737		390,333		212
KT Hitel Co., Ltd.		288,949		92,599		349,404		2,080
KT Service Bukbu Co., Ltd.		60,825		56,554		217,194		(871)
KT Service Nambu Co., Ltd.		58,182		51,460		264,482		(456)
BC Card Co., Ltd. [1]		3,084,398		1,778,751		3,386,364		39,455
H&C Network [1]		269,651		61,365		321,473		2,413
Nasmedia Co., Ltd. [1]		422,039		221,371		111,641		23,134
KTDS Co., Ltd. [1]		183,297		133,129		499,135		10,635
KT M Hows Co., Ltd.		104,704		76,315		44,825		6,935
KT M&S Co., Ltd.		231,260		197,306		661,197		(485)
GENIE Music Corporation (KT Music Corporation)		250,538		88,488		246,968		9,472
KT MOS Bukbu Co., Ltd.		32,167		26,070		67,929		1,473
KT MOS Nambu Co., Ltd.		33,765		24,947		71,066		1,639
KT Skylife Co., Ltd. [1]		919,476		175,039		698,715		58,190
KT Estate Inc. [1]		1,689,601		325,429		364,429		14,370
KTGDH Co., Ltd. (KTSB Data Service)		11,003		1,669		4,274		538

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT Sat Co., Ltd.	630,740	92,791	173,548	14,753
KT Sports Co., Ltd.	26,572	14,940	46,539	(2,516)
KT Music Contents Fund No.1	4,844	1,525	243	84
KT Music Contents Fund No.2	15,021	285	169	(116)
KT-Michigan Global Contents Fund	10,382	175	111	(1,420)
Autopion Co., Ltd.	4,903	4,961	6,165	(2,459)
KT M Mobile Co., Ltd.	129,011	27,281	163,115	(3,617)
KT Investment Co., Ltd. [1]	115,627	93,695	47,801	4,680
KTCS Corporation [1]	384,919	215,175	931,704	11,323
KTIS Corporation	294,289	126,894	453,639	7,387
Next Connect PFV	394,268	37,271	8	(7,101)
Korea Japan Co., Ltd. [1]	2,694	2,622	1,790	1
Korea Telecom China Co., Ltd.	381	21	618	(492)
KT Dutch B.V. [1]	29,585	10,109	26,393	6,061
Korea Telecom America, Inc.	4,498	125	6,808	712
KT Rwanda Networks Ltd. [2]	114,768	191,781	17,831	(34,610)
KT Belgium	87,608	—	—	(81)
KBTO sp.z o.o.	438	117	490	(2,823)
AOS Ltd. [2]	11,812	3,875	5,739	296
KT Hong Kong Telecommunications Co., Ltd.	6,159	2,800	16,386	1,308
KT Huimangjieum	3,720	2,787	4,312	(13)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	5,703	1,165	333	83
Storywiz Co., Ltd	21,594	10,065	19,209	(1,954)
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	138,220	102,963	335,507	(8,461)

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments), certain classes of property and equipment and investment property – measured at fair value

•	Assets held-for-sale – measured at fair value less costs to sell

•	Defined benefit pension plans – plan assets measured at fair value

The preparation of the consolidated financial statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19 – Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments do not have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Lease – Interest Rate Benchmark Reform (Phase 2 Amendments)

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The Group is in review for the impact of these amendments on the financial statements (Notes 7 and 16).

(2)	New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published, but are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS 1116 Lease – Concession on COVID-19 – Related Rent Concessions Beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. The amendment should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

•	Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Accounting Policies

The amendments to Korean IFRS 1001 define and require entities to disclose their material accounting policies. The IASB amended IFRS Practice Statement 2 Disclosure of Accounting Policies to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

•	Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First Time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS 1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS 1116 Leases – Lease incentives

•	Korean IFRS 1041 Agriculture – Measuring fair value

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS 1110 Consolidated Financial Statements.

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities (“SPEs”)) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Intercompany transactions, balances and unrealized gains on transactions among group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Changes in ownership interests in subsidiaries without change of control

Any differences between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Group.

(c)	Disposal of subsidiaries

When the Group ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

(d)	Associates

Associates are entities over which the Group has significant influence but does not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. If there is an objective evidence of impairment for the investment in the associate, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss. If an associate uses accounting policies other than those of the Group for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying the equity method.

(e)	Joint arrangements

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 35). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.6	Financial Assets

(a)	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income

•	those to be measured at amortized cost

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs or operating expenses’.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

B.	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.

(c)	Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Group applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 38.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity to the limit of the cumulative change in fair value (present value) of the hedge item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.8	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Group’s accounting for trade receivables and Note 2.6 (c) for a description of the Group’s impairment policies.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit.

2.10	Non-Current Assets (or Disposal Group) Held-for-Sale

Non-current assets (or disposal group) are classified as assets held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continued use and when a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less selling costs.

2.11	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	2 – 40 years
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	2 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.12	Investment Property

Real estate held for rental income or investment gains is classified as investment property and right-of-use asset. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.13	Intangible Assets

(a)	Goodwill

Goodwill is measured as explained in Note 2.3 (a) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of subsidiaries and business include the carrying amount of goodwill relating to the subsidiaries and business sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

(b)	Intangible assets excluding goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	5 – 6 years
Software	4 – 6 years
Frequency usage rights	5 –10 years
Others[1]	1 –50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.14	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.15	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.16	Impairment of Non-Financial Assets

Goodwill and intangible assets with indefinite useful life are tested annually for impairment at the end of each reporting period. If certain assets are deemed to be impaired, their recoverable amount is estimated in order to determine the impairment loss. The Group estimates the recoverable amount for each asset, and in cases when the recoverable amount cannot be estimated for an asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.17	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.18	Financial Liabilities

(a)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade payables’, ‘borrowings’ and ‘other financial liabilities’ in the statement of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The loan is initially recognized as the amount obtained by subtracting the transaction cost incurred from the fair value and is then measured as amortized cost. The difference between the consideration received (after deducting the transaction cost) and the repayment amount is recognized as profit or loss over the period using the effective interest rate method. Fees paid to receive the borrowing limit are recognized as transaction costs for loans to the extent that they are likely to be borrowed as part or all of the borrowing limit. In this case, the fee will be deferred until the borrowing is executed. There is a high possibility that borrowing will be executed as part or all of the borrowing limit agreement (relevant fees to the extent that there is no evidence) are recognized as assets as advance payments for services that provide liquidity and then amortized over the relevant borrowing limit period.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and financial liabilities designated as at fair value through profit or loss. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designed as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

2.19	Financial Guarantee Contracts

Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of the following amount, and the related liability is recognized as ‘other financial liabilities’ in the consolidated statement of financial position:

•	the amount determined in accordance with the expected credit loss model under Korean IFRS 1109 Financial Instruments

•	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.20	Compound Financial Instruments

Compound financial instruments are convertible notes that can be converted into equity instruments at the option of the holder.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option, and subsequently measured at amortized cost until extinguished on conversion or maturity of the bonds. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.21	Employee Benefits

(a)	Post-employment benefits

The Group operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(c)	Long-term employee benefits

Certain entities within the Group provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Group recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.22	Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

The acquiree may have outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions. If vested, those acquiree share-based payment transactions are part of the non-controlling interest in the acquiree and are measured at their market-based measure. If unvested, the market-based measure of unvested share-based payment transactions is allocated to the non-controlling interest on the basis of the ratio of the portion of the vesting period completed to the greater of the total vesting period and the original vesting period of the share-based payment transaction. The balance is allocated to post-combination service.

2.23	Provisions

Provisions for service warranties, recoveries, litigations and claims, and others are recognized when the Group presently hold legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.24	Leases

(a)	Lessee

The Group leases various repeater server rack, offices, communication line facilities, machinery and cars.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is lessee, the Group applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts them as a single lease component.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Group (the lessee) under residual value guarantees

•	The exercise price of a purchase option if the Group (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Group (the lessee) exercising that option

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits)

•	restoration costs

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low-value assets are comprised of tools, equipment, and others.

(b)	Lessor

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. As a result of adopting the new lease standard, the Group applied the accounting for assets held as a lessor.

(c)	Extension and termination option

Extension and termination options are included in a number of property and equipment leases across the Group. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. Information on critical accounting estimates and assumptions related to the determination of the lease term is presented in Note 3.

2.25	Share Capital

The Controlling Company classifies ordinary shares as equity.

Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Controlling Company.

2.26	Revenue Recognition

(a)	Identifying performance obligations

The Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(b)	Allocation the transaction price and revenue recognition

The Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental contract acquisition costs

The Group pays the commission fees when new customers subscribe for telecommunication services. The incremental contract acquisition costs are those commission fees that the Group incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Group recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when it is incurred if the amortization period of the asset is one year or less.

(d)	Commission fees

Commission fees are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues are measured at the fair value of the consideration received.

2.27	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the Group has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

The Group adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Group based on systematic and reasonable methods.

2.28	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.29	Approval of Issuance of the Financial Statements

The consolidated financial statements of 2021 were approved for issuance by the Board of Directors on February 9, 2022 and are subject to change with the approval of shareholders at their Annual General Meeting.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of Coronavirus disease 2019 (“COVID-19”) has been posing a material impact on the global economy in 2021. It may have a negative impact, such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group.

Significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Group’s business, financial position and financial performance cannot presently determined.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Group determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations assess non-financial assets (including goodwill) for impairment (Note 13).

3.2	Income Taxes

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 30).

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Group’s income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty measuring the final tax effects.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 38).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.4	Impairment of Financial Assets

The provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period (Note 37).

3.5	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18)

3.6	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 17, the Group records provisions for litigation and assets retirement obligations as at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful Lives of Property and Equipment and Investment Property

Property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships and golf club memberships are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

3.9	Critical Judgments in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

For leases of property, machinery and communication line facilities, the following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Group is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Group is typically reasonably certain to extend (or not terminate).

•	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Most extension options in offices, retail stores and vehicles leases have not been included in the lease liability, because the Group can replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	3,019,592	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,019,592
Trade and other receivables		5,687,103		—		491,713		—		6,178,816
Other financial assets		608,389		952,319		347,877		99,453		2,008,038

(in millions of Korean won)	December 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	7,980,203	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	7,980,203
Borrowings		8,437,703		—		—		—		8,437,703
Other financial liabilities		263,500		216,040		18,126		—		497,666
Lease liabilities		—		—		—		1,159,369		1,159,369

(in millions of Korean won)	December 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,634,624	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,634,624
Trade and other receivables		5,034,622		—		1,118,619		—		6,153,241
Other financial assets		671,068		809,919		258,516		7,684		1,747,187

(in millions of Korean won)	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	7,017,639	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	7,017,639
Borrowings		7,316,298		—		—		—		7,316,298
Other financial liabilities		132,558		2,682		127,929		—		263,169
Lease liabilities		—		—		—		1,143,640		1,143,640

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Gains or losses arising from financial instruments by category for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Financial assets at amortized cost
Interest income [1]	~~W~~	74,937	~~W~~	55,742
Gain (loss) on foreign currency transactions [4]		12,826		(19,244)
Gain (loss) on foreign currency translation [4]		2,911		(3,895)
Gain on disposal		35		138
Loss on valuation		(110,286)		(140,474)

Financial assets at fair value through profit or loss
Interest income [1]		3,673		6,548
Dividend income [5]		21,499		4,379
Gain on valuation [6]		64,659		59,044
Gain (loss) on disposal		29,974		(329)
Loss on foreign currency transactions [4]		—		(38)
Gain on foreign currency translation [4]		17,794		—

Financial assets at fair value through other comprehensive income
Interest income [1]		222,290		227,736
Dividend income [5]		1,365		56
Loss on disposal		(22,712)		(8,152)
Other comprehensive income for the year [2]		129,780		41,997

Derivative used for hedging
Gain on transactions		—		6,050
Loss (gain) on valuation		203,961		(2,707)
Other comprehensive income (loss) for the year [2]		144,967		(2,373)
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(143,305)		3,645

Financial liabilities at fair value through profit or loss
Gain (loss) on valuation		42,447		119
Gain on disposal		2,136		799
Loss (gain) on foreign currency transactions [4]		(2)		—

Derivatives used for hedging
Gain on transactions		(6,208)		1,141
Loss (gain) on valuation		(7,206)		(161,003)
Other comprehensive income (loss) for the year [2]		(3,112)		(81,671)
Reclassified to profit or loss from other comprehensive income for the year [2,3]		6,722		107,786

Financial liabilities at amortized cost
Interest expense [1]		(232,197)		(220,945)
Loss on foreign currency transactions [4]		(3,580)		(10,717)
Gain (loss) on foreign currency translation [4]		(201,623)		141,849

Lease liabilities
Interest expense [1]		(36,650)		(44,091)

Total	~~W~~	215,095	~~W~~	(38,610)

[1]

BC Card Co., Ltd., etc., subsidiaries of the Group, recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income recognized as operating revenue is ~~W~~ 27,440 million (2020: ~~W~~ 20,854 million) and related interest expense recognized as operating expense is ~~W~~ 5,458 million (2020: ~~W~~ 1,456 million) for the year ended December 31, 2021.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

[2]	The amounts directly reflected in equity after adjustments of deferred income tax.
[3]

During the current and previous year, certain derivatives of the Group was settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

[4]

BC Card Co., Ltd., a subsidiary of the Group recognized foreign currency translation/transaction gain and loss and as operating revenue and expense. In relation to this, foreign currency translation gain and loss recognized as operating revenue and expense amount to foreign currency conversion profit ~~W~~ 3 million (2020 foreign currency conversion loss: ~~W~~ 56 million) and foreign exchange gain ~~W~~ 2,373 million (2020 foreign exchange loss: ~~W~~ 19,687 million), respectively, for the year ended December 31, 2021.

[5]

BC Card Co., Ltd., etc., subsidiaries of the Group, recognized dividend income as operating revenue. Related dividend income recognized as operating revenue is ~~W~~ 1,340 million (2020: ~~W~~ 2,059 million) for the year ended December 31, 2021.

[6]

KT Investment Co., Ltd., etc., subsidiaries of the Group, recognized financial instruments measured at fair value through profit or loss as operating income and expenses. In relation to this, valuation gain and loss recognized as operating revenue and expense amount to valuation loss ~~W~~ 15,459 million (2020 valuation gain: ~~W~~ 40,822 million), for the year ended December 31, 2021.

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020		Description
Bank deposits	~~W~~	28,219	~~W~~	28,414	Deposit restricted for government project and others

Cash and cash equivalents in the consolidated statement of financial position equal to cash and cash equivalents in the consolidated statement of cash flows.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,337,398	~~W~~	(346,869)	~~W~~	(7,662)	~~W~~	2,982,867
Other receivables		2,201,781		(93,256)		(3,902)		2,104,623

Total	~~W~~	5,539,179	~~W~~	(440,125)	~~W~~	(11,564)	~~W~~	5,087,490

Non-current assets
Trade receivables	~~W~~	612,654	~~W~~	(2,856)	~~W~~	(17,351)	~~W~~	592,447
Other receivables		621,195		(108,131)		(14,185)		498,879

Total	~~W~~	1,233,849	~~W~~	(110,987)	~~W~~	(31,536)	~~W~~	1,091,326

(in millions of Korean won)	December 31, 2020
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,388,099	~~W~~	(322,992)	~~W~~	(8,977)	~~W~~	3,056,130
Other receivables		1,948,108		(101,619)		(148)		1,846,341

Total	~~W~~	5,336,207	~~W~~	(424,611)	~~W~~	(9,125)	~~W~~	4,902,471

Non-current assets
Trade receivables	~~W~~	892,992	~~W~~	(4,323)	~~W~~	(34,716)	~~W~~	853,953
Other receivables		513,926		(102,985)		(14,125)		396,816

Total	~~W~~	1,406,918	~~W~~	(107,308)	~~W~~	(48,841)	~~W~~	1,250,769

The fair values of trade and other receivables with original maturities less than one year are equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by discounting the expected future cash flow at the weighted average interest rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Details of changes in provisions for impairment the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	~~W~~	327,315	~~W~~	204,604	~~W~~	295,319	~~W~~	83,680
Provision		82,329		23,015		89,097		50,860
Reversal		—		(508)		—		(890)
Written-off or transfer out		(62,564)		(25,900)		(60,598)		(25,067)
Changes in Consolidation Scope		416		(300)		3,211		87,614
Others		2,229		476		286		8,407

Ending balance	~~W~~	349,725	~~W~~	201,387	~~W~~	327,315	~~W~~	204,604

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.

Details of other receivables as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Loans	~~W~~	101,718	~~W~~	116,082
Receivables [1]		1,872,467		1,699,608
Accrued income		5,933		6,901
Refundable deposits		349,360		350,180
Loans receivable		328,753		150,527
Finance lease receivables		85,370		64,047
Others		61,288		60,416
Less: Provision for impairment		(201,387)		(204,604)

	~~W~~	2,603,502	~~W~~	2,243,157

[1]	The settlement receivables of BC Card Co., Ltd. amounting to ~~W~~ 1,108,936 million (December 31, 2020: ~~W~~ 986,384 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at December 31, 2021.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Other financial assets
Financial assets at amortized cost [1]	~~W~~	608,389	~~W~~	671,068
Financial assets at fair value through profit or loss [1,2,3]		952,319		809,919
Financial assets at fair value through other comprehensive income [1,3]		347,877		258,516
Derivatives used for hedging		99,453		7,684
Less: Non-current		(822,379)		(544,347)

Current	~~W~~	1,185,659	~~W~~	1,202,840

Other financial liabilities
Financial liabilities at amortized cost [4]	~~W~~	263,500	~~W~~	132,558
Financial liabilities at fair value through profit or loss		216,040		2,682
Derivatives used for hedging		18,126		127,929
Less: Non-current		(424,859)		(260,676)

Current	~~W~~	72,807	~~W~~	2,493

[1]

As at December 31, 2021, the Group’s other financial assets amounting to ~~W~~ 115,033 million (December 31, 2020: ~~W~~ 104,442 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at December 31, 2021, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to ~~W~~ 460,180 million (December 31, 2020: ~~W~~ 509,068 million) are included in other financial assets.
[3]	As at December 31, 2021, the Group provided investments in Korea Software Financial Cooperative amounting to ~~W~~ 5,794 million as a collateral for the payment guarantee provided by the Cooperative.
[4]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and MILLIE Co., Ltd. (Note 20).

Details of financial assets at fair value through profit or loss as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	24,285	~~W~~	46,449
Equity instruments (Unlisted)		64,835		83,017
Debt securities		862,481		680,453
Derivatives held for trading		718		—

Total		952,319		809,919
Less: Non-current		(488,040)		(276,109)

Current	~~W~~	464,279	~~W~~	533,810

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2021.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Details of financial assets at fair value through other comprehensive income as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	19,079	~~W~~	6,216
Equity instruments (Unlisted)		234,048		245,730
Debt securities		94,750		6,570

Total		347,877		258,516
Less: Non-current		(259,435)		(258,516)

Current	~~W~~	88,442	~~W~~	—

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income for these equity investments is not reclassified to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

During the period ended September 30, 2021, the Group sold all Mastercard Inc. shares. The fair value of the shares sold is ~~W~~ 206,840 million, and the cumulative amount recognized in comprehensive income after tax is ~~W~~ 76,296 million. Of these, ~~W~~ 53,052 million is reclassified as retained earnings attributable to owners of the Controlling Company.

Details of valuation of derivatives used for hedging as at December 31, 2021 and 2020, are as follows:

	December 31, 2021				December 31, 2020
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	77	~~W~~	—	~~W~~	1,078
Currency swap 2, [3]		99,453		18,049		7,684		126,189
Currency forwards [4]		—		—		—		662

Total		99,453		18,126		7,684		127,929
Less: Non-current		(67,889)		(242)		(2,111)		(126,408)

Current	~~W~~	31,564	~~W~~	17,884	~~W~~	5,573	~~W~~	1,521

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The amount of derivatives subject to the second phase of interest rate indicator reform is 21,635 million, and the Group is considering the impact of switching to alternative indicator interest rates.
[4]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The valuation gains and losses on the derivative contracts for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)
	2021						2020
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	1	~~W~~	—	~~W~~	—	~~W~~	(567)
Currency swap		203,961		7,206		191,569		—		161,661		(113,175)
Currency forwards		—		—		—		—		2,049		—

Total	~~W~~	203,961	~~W~~	7,206	~~W~~	191,570	~~W~~	—	~~W~~	163,710	~~W~~	(113,742)

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedges are valuation losses of ~~W~~ 11,825 million for the year ended December 31, 2021 (2020: valuation losses of ~~W~~ 2,711 million).

The unsettled amount of derivative instruments for the years ended December 31, 2021 and 2020, are as follows:

(i) Hedging instruments

(in millions of Korean won and thousands of foreign currencies)	2021
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	2,016,350	~~W~~	2,322,085	~~W~~	93,948	~~W~~	77	~~W~~	186,130
JPY	30,000,000		326,751		—		18,049		(7,199)
SGD	284,000		245,208		5,431		—		18,387
EUR	7,700		10,283		74		—		51

Total		~~W~~	2,904,327	~~W~~	99,453	~~W~~	18,126	~~W~~	197,369

(in millions of Korean won and thousands of foreign currencies)	2020
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	1,768,912	~~W~~	2,037,568	~~W~~	2,111	~~W~~	100,623	~~W~~	(136,852)
JPY	46,000,000		488,924		5,573		13,839		(4,065)
SGD	284,000		245,208		—		13,467		(13,611)

Total		~~W~~	2,771,700	~~W~~	7,684	~~W~~	127,929	~~W~~	(154,528)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(ii) Hedged item

(in millions of Korean won)
	2021						2020
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]		Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]
USD	~~W~~	2,401,943	~~W~~	(177,120)	~~W~~	21,826	~~W~~	1,924,576	~~W~~	133,978	~~W~~	19,641
JPY		309,072		7,199		269		484,960		4,228		(2,569)
SGD		249,108		(15,570)		3,071		233,510		13,611		2,707
EUR		10,336		(53)		18		—		—		—

Total	~~W~~	2,970,459	~~W~~	(185,544)	~~W~~	25,184	~~W~~	2,643,046	~~W~~	151,817	~~W~~	19,779

1	The amount is after the deferred tax directly added or subtracted to the capital is reflected.

Details of financial liabilities at fair value through profit or loss as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Derivatives held for trading [1,2]	~~W~~	216,040	~~W~~	2,682

1

The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the year period ended December 31, 2021. According to the Drag-Along Right, if K Back inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors

2	The amount includes derivatives for redeemable convertible preference shares and convertible bonds issued by the Group (Note 16).

The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020

	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivatives held for trading	~~W~~	51,187	~~W~~	8,741	~~W~~	172	~~W~~	53

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

8.	Inventories

Inventories as at December 31, 2021 and 2020, are as follows:

	December 31, 2021						December 31, 2020
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	601,360	~~W~~	(120,304)	~~W~~	481,056	~~W~~	650,856	~~W~~	(133,224)	~~W~~	517,632
Others		33,089		—		33,089		17,004		—		17,004

Total	~~W~~	634,449	~~W~~	(120,304)	~~W~~	514,145	~~W~~	667,860	~~W~~	(133,224)	~~W~~	534,636

Cost of inventories recognized as expenses for the year ended December 31, 2021 amounts to ~~W~~ 3,787,203 million (December 31, 2020: ~~W~~ 3,774,022 million) and valuation loss on inventory amounts to ~~W~~ 12,920 million for the year ended December 31, 2021 (December 31, 2020: ~~W~~ 11,214 million).

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Other assets
Advance payments	~~W~~	151,266	~~W~~	168,302
Prepaid expenses		100,697		66,578
Contract assets		1,801,244		1,804,948
Contract cost		745,085		586,438
Others		39,979		18,747
Less: Non-current		(793,948)		(768,661)

Current	~~W~~	2,044,323	~~W~~	1,876,352

Other liabilities
Advances received [1]	~~W~~	372,375	~~W~~	328,491
Withholdings		135,160		105,415
Unearned revenue [1]		35,577		29,593
Lease liabilities		1,159,369		1,143,640
Contract liabilities		323,651		384,133
Others		25,757		21,597
Less: Non-current		(927,596)		(909,570)

Current	~~W~~	1,124,293	~~W~~	1,103,299

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 26).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

10.	Assets Held-for-Sale

For the year ended December 31, 2020, the Group decided to sell some real estate and other assets, it classified ~~W~~ 1,187 million as assets expected to be sold. The asset was measured at net fair value in accordance with Korean IFRS 1105, which is a non-repetitive fair value measured using the recent sale price of similar businesses, an observable input variable. The details of the assets to be sold are as follows.

(in millions of Korean won)
Land	~~W~~	172
Buildings		938
Others		77

Total	~~W~~	1,187

During the current period, the Group recognized the loss of damage of ~~W~~ 11 million, regarding assets scheduled to be sold, and classified it as other expenses (loss of assets expected to be sold). The asset has not been disposed of as of the end of the reporting period.

11.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,334,759	~~W~~	4,402,691	~~W~~	39,182,265	~~W~~	1,619,822	~~W~~	1,046,795	~~W~~	47,586,332
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,094,669)		(29,867,282)		(1,414,170)		(3,960)		(33,380,213)

Beginning, net		1,334,627		2,308,022		9,314,983		205,652		1,042,835		14,206,119
Acquisition and capital expenditure		60,817		36,446		28,159		55,336		2,947,335		3,128,093
Disposal and termination		(45,318)		(11,827)		(76,676)		(6,868)		(64)		(140,753)
Depreciation		—		(145,954)		(2,368,679)		(81,507)		—		(2,596,140)
Impairment (recovery of impairment)		—		—		(2,075)		(40)		—		(2,115)
Transfer in (out)		4,608		415,771		2,340,948		27,051		(2,872,257)		(83,879)
Transfer from (to) investment properties		(59,848)		(73,096)		—		—		—		(132,944)
Scope change		20,911		6,355		67,925		15,583		497		111,271
Others		—		(18,295)		11,986		6,031		(24,488)		(24,766)

Ending, net	~~W~~	1,315,797	~~W~~	2,517,422	~~W~~	9,316,571	~~W~~	221,238	~~W~~	1,093,858	~~W~~	14,464,886

Acquisition cost	~~W~~	1,315,929	~~W~~	4,707,250	~~W~~	40,270,005	~~W~~	1,607,853	~~W~~	1,094,479	~~W~~	48,995,516
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,189,828)		(30,953,434)		(1,386,615)		(621)		(34,530,630)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,262,313	~~W~~	4,125,229	~~W~~	37,654,635	~~W~~	1,612,108	~~W~~	1,001,171	~~W~~	45,655,456
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,963,165)		(28,561,384)		(1,344,573)		(903)		(31,870,157)

Beginning, net		1,262,181		2,162,064		9,093,251		267,535		1,000,268		13,785,299
Acquisition and capital expenditure		25,156		7,249		112,085		47,669		2,959,690		3,151,849
Disposal and termination		(1,756)		(3,367)		(69,401)		(3,385)		(1,027)		(78,936)
Depreciation		—		(135,646)		(2,343,965)		(91,164)		—		(2,570,775)
Impairment (recovery of impairment)		—		(36)		(35,271)		(44,468)		—		(79,775)
Transfer in (out)		53,238		283,937		2,489,138		28,024		(2,899,197)		(44,860)
Transfer from (to) investment Properties		6,792		(8,848)		—		—		—		(2,056)
Scope change		56		494		225		43		—		818
Others		(11,040)		2,175		68,921		1,398		(16,899)		44,555

Ending, net	~~W~~	1,334,627	~~W~~	2,038,022	~~W~~	9,314,983	~~W~~	205,652	~~W~~	1,042,835	~~W~~	14,206,119

Acquisition cost	~~W~~	1,334,759	~~W~~	4,402,691	~~W~~	39,182,265	~~W~~	1,619,822	~~W~~	1,046,795	~~W~~	47,586,332
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,094,669)		(29,867,282)		(1,414,170)		(3,960)		(33,380,213)

Details of property and equipment provided as collateral as at December 31, 2021 and 2020, are as follows:

	December 31, 2021
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,320	~~W~~	15,412	Borrowings	~~W~~	3,272	Industrial Bank of Korea, Korea Development Bank

	December 31, 2020
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,644	~~W~~	15,502	Borrowings	~~W~~	3,072	Industrial Bank of Korea, Korea Development Bank
		4,142		249	Deposits		249	K Bank, Inc

The borrowing costs capitalized for qualifying assets amount to ~~W~~ 5,360 million (2020: ~~W~~ 8,452 million) in 2021. The interest rate applied to calculate the capitalized borrowing costs in 2021 is 2.04% (2020: 2.36%).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

12.	Investment Properties

Changes in investment properties for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	539,903	~~W~~	1,341,326	~~W~~	46,547	~~W~~	1,927,776
Less: Accumulated depreciation		(1,568)		(557,755)		—		(559,323)

Beginning, net		538,335		783,571		46,547		1,368,453

Acquisition		171,872		42,151		56,351		270,374
Disposal		(17,133)		(4,862)		—		(21,995)
Depreciation		—		(47,754)		—		(47,754)
Transfer from property and equipment		59,848		73,096		—		132,944
Scope change		5,262		1,779		—		7,041
Transfer and others		55,579		(7,891)		(36,097)		11,591

Ending, net	~~W~~	813,763	~~W~~	840,090	~~W~~	66,801	~~W~~	1,720,654

Acquisition cost	~~W~~	815,331	~~W~~	1,424,066	~~W~~	66,801	~~W~~	2,306,198
Less: Accumulated depreciation		(1,568)		(583,976)		—		(585,544)

	2020
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	555,164	~~W~~	1,323,518	~~W~~	1,902	~~W~~	1,880,584
Less: Accumulated depreciation		(1,568)		(491,586)		—		(493,154)

Beginning, net		553,596		831,932		1,902		1,387,430

Acquisition		11,723		7,096		34,243		53,062
Disposal		(1,536)		(243)		—		(1,779)
Depreciation		—		(64,531)		—		(64,531)
Transfer from property and equipment		(6,792)		8,848		—		2,056
Transfer and others		(18,656)		469		10,402		(7,785)

Ending, net	~~W~~	538,335	~~W~~	783,571	~~W~~	46,547	~~W~~	1,368,453

Acquisition cost	~~W~~	539,903	~~W~~	1,341,326	~~W~~	46,547	~~W~~	1,927,776
Less: Accumulated depreciation		(1,568)		(557,755)		—		(559,323)

The fair value of the Group’s investment properties is ~~W~~ 4,263,381 million as at December 31, 2021 (December 31, 2020: ~~W~~ 2,645,482 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~ 185,877 million in 2021 (2020: ~~W~~ 203,763 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

As at December 31, 2021, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 63,509 million for one year or less, ~~W~~ 130,745 million for more than one year and less than five years, ~~W~~ 83,589 million for over five years, and ~~W~~ 277,843 million in total.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Details of investment properties provided as collateral as at December 31, 2021 and 2020, are as follows:

	December 31, 2021
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	828,103	~~W~~	72,910	Deposits	~~W~~	63,012
Land and buildings		2,883		3,688	Borrowings		2,728

	December 31, 2020
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	790,414	~~W~~	62,968	Deposits	~~W~~	56,247
Land and buildings		2,861		3,434	Borrowings		2,928

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	536,093	~~W~~	1,767,422	~~W~~	1,053,980	~~W~~	3,373,095	~~W~~	1,167,735	~~W~~	7,898,325
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,008)		(1,486,423)		(907,980)		(2,212,432)		(824,224)		(5,737,067)

Beginning, net		230,085		280,999		146,000		1,160,663		343,511		2,161,258

Acquisition and capital expenditure		467,394		38,113		36,437		1,065,096		113,579		1,720,619
Disposal and termination		—		(7,893)		(506)		(276)		(5,108)		(13,783)
Amortization		—		(92,230)		(52,547)		(386,741)		(73,226)		(604,744)
Impairment		—		(216)		(316)		—		(3,216)		(3,748)
Scope change		(607)		8,640		(4,548)		—		152,768		156,253
Others		—		960		14,905		389		15,224		31,478

Ending, net	~~W~~	696,872	~~W~~	228,373	~~W~~	139,425	~~W~~	1,839,131	~~W~~	543,532	~~W~~	3,447,333

Acquisition cost	~~W~~	1,002,530	~~W~~	1,812,377	~~W~~	1,083,426	~~W~~	2,617,647	~~W~~	1,426,576	~~W~~	7,942,556
Less: Accumulated amortization (including accumulated impairment loss and others)		(305,658)		(1,584,004)		(944,001)		(778,516)		(883,044)		(4,495,223)

	2020
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	541,596	~~W~~	1,661,372	~~W~~	978,139	~~W~~	3,622,327	~~W~~	1,193,048	~~W~~	7,996,482
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,026)		(1,388,738)		(840,758)		(1,868,386)		(758,537)		(5,162,445)

Beginning, net		235,570		272,634		137,381		1,753,941		434,511		2,834,037

Acquisition and capital expenditure		—		26,990		37,077		—		101,563		165,630
Disposal and termination		—		(1,849)		(105)		—		(11,866)		(13,820)
Amortization		—		(104,938)		(54,191)		(399,348)		(69,677)		(628,154)
Impairment [1]		—		—		(1,776)		(193,194)		(16,667)		(211,637)
Scope change		—		575		77		—		3,690		4,342
Others		(5,485)		87,587		27,537		(736)		(98,043)		10,860

Ending, net	~~W~~	230,085	~~W~~	280,999	~~W~~	146,000	~~W~~	1,160,663	~~W~~	343,511	~~W~~	2,161,258

Acquisition cost	~~W~~	536,093	~~W~~	1,767,422	~~W~~	1,053,980	~~W~~	3,373,095	~~W~~	1,167,735	~~W~~	7,898,325
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,008)		(1,486,423)		(907,980)		(2,212,432)		(824,224)		(5,737,067)

[1]	For the year ended December 31, 2020, an impairment loss of ~~W~~ 190,929 million on frequency usage rights was recognized.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The carrying amount of membership rights with an indefinite useful life not subject to amortization, except for goodwill, is ~~W~~ 219,204 million as at December 31, 2021 (December 31, 2020: ~~W~~ 221,099 million).

In April 2021, the Group was reassigned with a portion in accordance with Article 11 of the Radio Waves Act (frequency allocation based on consideration). The frequency band and payment are as follows.

(in millions of Korean won)	900MHz		1.8GHz		2.1GHz
Payment amount [1]	~~W~~	141,300	~~W~~	547,800	~~W~~	411,700

[1]	The Group paid a certain portion of the full payment in a lump sum during the year ended December 31, 2021, and plans to make the remainder payment in annual installment for the next five years.

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at December 31, 2021, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Operating Segment Cash-Generating Unit	Amount
ICT
Mobile services [1]	~~W~~	65,057
Finance
BC Card Co., Ltd. [1]		41,234
Satellite TV
HCN Co., Ltd.		252,680
Others
GENIE Music Corporation [1]		50,214
MILLIE Co., Ltd.		51,580
PlayD Co., Ltd. [1]		42,745
KT Telecop Co., Ltd. [1]		15,418
Epsilon Global Communications Pte. Ltd.		149,706
MEDIA GENIE Co., Ltd.		10,633
KT MOS Bukbu Co., Ltd. and others		17,605

	~~W~~	696,872

The recoverable amount of goodwill was determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The pre-tax cash flow estimate was used to calculate the value of use based on the financial budget, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group determines the sales growth rate based on past performance and expectations of future market fluctuations. The Group has determined cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks of related operations.

The discount rates applied to the calculation of the value in use of major goodwill related to HCN Co., Ltd., Epsilon Global Communications Pte. Ltd., ICT, etc. are 11.81%, 8.08%, 8.72%, etc., and the permanent growth rates are 0.00%, 1.00%, 0.00%, etc., respectively.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

14.	Investments in Associates and Joint Ventures

Details of associates as at December 31, 2021 and 2020, are as follows:

	Percentage of ownership (%)		Location	Closing month
	December 31, 2021	December 31, 2020
Korea Information & Technology Fund	33.3%	33.3%	Korea	December
KT-IBKC Future Investment Fund 1 [1]	50.0%	50.0%	Korea	December
K Bank Inc.	33.7%	34.0%	Korea	December
Hyundai Robotics Co., Ltd. [2]	10.0%	10.0%	Korea	December
K-REALTY CR REITs No.1	30.1%	23.3%	Korea	December

[1]

At the end of the reporting period, although the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies.

[2]

At the end of the reporting period, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others [2]		Ending
Korea Information & Technology Fund	~~W~~	170,155	~~W~~	—	~~W~~	16,702	~~W~~	(7,922)	~~W~~	178,935
KT-IBKC Future Investment Fund 1		16,190		(5,700)		1,591		—		12,081
K Bank Inc.[2]		208,272		424,957		5,809		192,699		831,737
Hyundai Robotics Co., Ltd.		50,936		—		(2,373)		162		48,725
K-REALTY CR REITs No.1		31,088		—		75,676		(39,106)		67,658
Others[1]		81,240		57,691		18,769		(8,407)		149,293

	~~W~~	557,881	~~W~~	476,948	~~W~~	116,174	~~W~~	137,426	~~W~~	1,288,429

[1]

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in net gain from associates and joint ventures of ~~W~~ 113 million recognized as operating expense during the current period.

[2]

The amount includes the amount increased as derivatives liabilities were borne by shareholders’ agreements between financial investors participating in the paid-in capital increase of K Bank Inc. during the current period (Note 7).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
Korea Information & Technology Fund	~~W~~	163,975	~~W~~	—	~~W~~	12,205	~~W~~	(6,025)	~~W~~	170,155
KT-IBKC Future Investment Fund 1		14,100		—		2,090		—		16,190
KT-CKP New Media Investment Fund		134		(134)		—		—		—
K Bank Inc.		45,158		195,011		(30,209)		(1,688)		208,272
Hyundai Robotics Co., Ltd.		—		50,000		(64)		1,000		50,936
Others[1]		44,293		28,400		34,298		5,337		112,328

	~~W~~	267,660	~~W~~	273,277	~~W~~	18,320	~~W~~	(1,376)	~~W~~	557,881

[1]

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in net gain from associates and joint ventures of ~~W~~ 279 million recognized as operating expense during the prior period.

Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2021 and 2020, is as follows:

	December 31, 2021
(in millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	117,172	~~W~~	419,632	~~W~~	—	~~W~~	—
KT-IBKC Future Investment Fund 1		24,163		—		—		—
K Bank Inc.		13,263,658		70,362		11,594,316		2,467
Hyundai Robotics Co., Ltd.		308,776		120,221		91,637		57,899
K-REALTY CR REITs No.1		208,825		—		—		—

	December 31, 2020
(in millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	107,652	~~W~~	402,812	~~W~~	—	~~W~~	—
KT-IBKC Future Investment Fund 1		32,379		—		—		—
K Bank Inc.		4,255,620		74,193		3,752,838		88,155
Hyundai Robotics Co., Ltd.		315,886		125,619		80,615		59,324

	2021
(In millions of Korean won)	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
Korea Information & Technology Fund	~~W~~	58,741	~~W~~	50,107	~~W~~	(6,847)	~~W~~	43,260	~~W~~	5,640
KT-IBKC Future Investment Fund 1		5,912		3,184		—		3,184		—
K Bank Inc.		287,775		21,728		(28,211)		(6,483)		—
Hyundai Robotics Co., Ltd.		189,255		(23,730)		1,977		(21,753)		—
K-REALTY CR REITs No.1		425,204		180,437		—		180,437		40,142

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(In millions of Korean won)	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
Korea Information & Technology Fund	~~W~~	52,330	~~W~~	36,615	~~W~~	9,647	~~W~~	46,262	~~W~~	9,241
KT-IBKC Future Investment Fund 1		6,551		4,179		—		4,179		—
K Bank Inc.		80,197		(105,374)		(1,126)		(106,500)		—
Hyundai Robotics Co., Ltd.		195,311		(642)		11,573		10,931		—

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years end December 31, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	~~W~~	536,804	33.33%	~~W~~	178,935	~~W~~	—	~~W~~	178,935
KT-IBKC Future Investment Fund 1		24,163	50.00%		12,081		—		12,081
K Bank Inc.		1,737,237	33.72%		585,837		245,900		831,737
Hyundai Robotics Co., Ltd.		279,461	10.00%		27,946		20,779		48,725
K-REALTY CR REITs No.1		208,825	30.05%		62,752		4,906		67,658

	2020
(in millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	~~W~~	510,464	33.30%	~~W~~	170,155	~~W~~	—	~~W~~	170,155
KT-IBKC Future Investment Fund 1		32,379	50.00%		16,190		—		16,190
K Bank Inc.		488,819	34.00%		166,198		42,074		208,272
Hyundai Robotics Co., Ltd.		301,566	10.00%		30,157		20,779		50,936

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 717 million for the year ended December 31, 2021 (2020: ~~W~~ 992 million). The accumulated comprehensive loss of associates and joint ventures as at December 31, 2021, which was not recognized by the Group is ~~W~~ 9,006 million (December 31, 2020: ~~W~~ 8,228 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

15.	Trade and Other Payables

Details of trade and other payables as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Current liabilities
Trade payables	~~W~~	1,537,148	~~W~~	1,239,717
Other payables		5,104,274		4,970,382

Total	~~W~~	6,641,422	~~W~~	6,210,099

Non-current liabilities
Trade payables	~~W~~	—	~~W~~	1,528
Other payables		1,338,781		806,012

Total	~~W~~	1,338,781	~~W~~	807,540

Details of other payables as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Non-trade payables [1]	~~W~~	4,378,445	~~W~~	3,841,227
Accrued expenses		1,037,616		933,978
Operating deposits		814,613		803,904
Others		212,381		197,285
Less: non-current		(1,338,781)		(806,012)

Current	~~W~~	5,104,274	~~W~~	4,970,382

[1]	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 1,086,996 million related to credit card transactions are included as at December 31, 2021 (2020: ~~W~~ 1,007,171 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

16.	Borrowings

Details of borrowings as at December 31, 2021 and 2020, are as follows:

Bonds

(in millions of Korean won and foreign currencies in thousands)			December 31, 2021		December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	118,550	USD 100,000	108,800
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000	474,200	USD 400,000	435,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000	474,200	USD 400,000	435,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.90%	USD 100,000	118,550	USD 100,000	108,800
MTNP notes	Jul. 6, 2021	—	—	—	JPY 16,000,000	168,682
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000	304,951	JPY 29,600,000	312,061
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000	4,121	JPY 400,000	4,217
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000	474,200	USD 400,000	435,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.98%	USD 350,000	414,925	USD 350,000	380,800
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.5%	SGD 284,000	249,108	SGD 284,000	233,510
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000	355,650	—	—
The 180-2nd Public bond	Apr. 26, 2021	—	—	—	—	380,000
The 181-3rd Public bond	Aug. 26, 2021	—	—	—	—	250,000
The 182-2nd Public bond	Oct. 28, 2021	—	—	—	—	100,000
The 183-2nd Public bond	Dec. 22, 2021	—	—	—	—	90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—	160,000	—	160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—	190,000	—	190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—	100,000	—	100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—	110,000	—	110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—	100,000	—	100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—	170,000	—	170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—	100,000	—	100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—	240,000	—	240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—	50,000	—	50,000
The 189-2nd Public bond	Jan. 28, 2021	—	—	—	—	130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—	100,000	—	100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%	—	70,000	—	70,000
The 190-1st Public bond	Jan. 29, 2021	—	—	—	—	110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—	150,000	—	150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—	170,000	—	170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—	70,000	—	70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—	220,000	—	220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—	80,000	—	80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—	110,000	—	110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—	90,000	—	90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—	340,000	—	340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—	100,000	—	100,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in millions of Korean won and foreign currencies in thousands)			December 31, 2021			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26. 2024	1.127%	—		130,000	—		—
The 194-2nd Public bond	Jan. 27. 2026	1.452%	—		140,000	—		—
The 194-3rd Public bond	Jan. 27. 2031	1.849%	—		50,000	—		—
The 194-4th Public bond	Jan. 25. 2041	1.976%	—		80,000	—		—
The 195-1st Public bond	Jun. 10. 2024	1.387%	—		180,000	—		—
The 195-2nd Public bond	Jun. 10. 2026	1.806%	—		80,000	—		—
The 195-3rd Public bond	Jun. 06. 2031	2.168%	—		40,000	—		—
The 18-1st Won-denominated unsecured bond	Jul. 02. 2024	1.844%	—		100,000	—		—
The 18-2nd Won-denominated unsecured bond	Jul. 02. 2026	2.224%	—		50,000	—		—
The 148th Won-denominated unsecured bond	Jun. 23. 2023	1.513%	—		100,000	—		100,000
The 149-1st Won-denominated unsecured bond	Mar. 08. 2024	1.440%	—		70,000	—		—
The 149-2nd Won-denominated unsecured bond	Mar. 10. 2026	1.756%	—		30,000	—		—
The 150-1st Won-denominated unsecured bond	Apr. 07. 2023	1.154%	—		20,000	—		—
The 150-2nd Won-denominated unsecured bond	Apr. 08. 2024	1.462%	—		30,000	—		—
The 151-1st Won-denominated unsecured bond	May 12. 2023	1.191%	—		10,000	—		—
The 151-2nd Won-denominated unsecured bond	May 14. 2024	1.432%	—		40,000	—		—
The 152-1st Won-denominated unsecured bond	Aug. 30. 2024	1.813%	—		80,000	—		—
The 152-2nd Won-denominated unsecured bond	Aug. 28. 2026	1.982%	—		20,000	—		—
The 153-1st Won-denominated unsecured bond	Nov. 10. 2023	2.310%	—		30,000	—		—
The 153-2nd Won-denominated unsecured bond	Nov. 11. 2024	2.425%	—		70,000	—		—
The 154th Won-denominated unsecured bond	Jan. 23. 2025	2.511%	—		40,000	—		—

Subtotal					7,558,455			6,962,470
Less: Current portion					(1,337,714)			(1,228,283)
Discount on bonds					(22,093)			(19,847)

Total				~~W~~	6,198,648		~~W~~	5,714,340

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

[1]

As at December 31, 2021, the Group has outstanding notes in the amount of USD 2,000 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 100 million. However, the MTNP has been terminated since 2007.

[2]

The Libor (3M) and SOR (6M) is approximately 0.209% and 0.431%, respectively as at December 31, 2021. The loan has not been converted to an alternative indicator interest rate, and the Group is reviewing the impact of switching to an alternative indicator interest rate.

Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	December 31, 2021		December 31, 2020
The 1st CB(Private) [1,2]	Jun. 5, 2020	Jun. 5, 2025	0.000%	~~W~~	8,000	~~W~~	8,000
Redemption premium					2,267		2,267
Bond discount issuance					(3,825)		(4,644)

	Subtotal				6,442		5,623
Current portion					—		—

				~~W~~	6,442	~~W~~	5,623

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~ May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5% and will be settled on maturity.

Redeemable convertible preferred stock

(in millions of Korean won)
Type	Transition period	Repayment period	Dividend	December 31, 2021		December 31, 2020
Redeemable convertible preferred stock [1]	For 10 years from the day after the first issue	From the day after three years have elapsed from the date of issuance to the expiration date of the preferred residence period	Priority dividend equivalent to 1% of the par value (accumulated)	~~W~~	2,979	~~W~~	—

[1]

The redeemable convertible preferred stock was issued in MILLIE Co., Ltd., and the part acquired by GENIE Music Corporation was excluded. Redeemable convertible preferred stock are measured according to the effective interest rate at the time of issuance, and the conversion ratio is one subsidiary stock per preferred stock(But, adjusted based on the issuance price if there is a special agreement). The repayment value is the amount obtained by subtracting the base payment dividend from the total amount of interest calculated by applying 6% annual compound interest from the issuance date to the repayment date(But, for some orders, 3% annual compound interest is applied).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Short-term borrowings

(in millions of Korean won)
Type	Financial institution	Annual interest rates	December 31, 2021		December 31, 2020
Operational	NongHyup Bank	—	~~W~~	—	~~W~~	40,189
	Shinhan Bank	2.980%		4,500		22,500
	Shinhan Bank	—		—		10,000
	Woori Bank	—		—		1,900
	Woori Bank [1]	KORIBOR(3M) + 1.970%		20,000		—
	Korea Development Bank	2.210%~3.680%		16,000		10,000
	Industrial Bank of Korea	2.550%		6,000		200
	Hana Bank	1.420%		5,000		11,000
	KB SECURITIES	1.240%~1.380%		71,000		—
	Shinhan Investment	1.240%~1.930%		73,000		—
	KIWOOM Securities	1.380%~1.930%		63,000		—
	NH INVESTMENT & SECURITIES	1.240%~1.380%		53,000		—
	Korea Investment & Securities	1.240%		10,000		—
	HSBC	2.075%		17,427		—

			~~W~~	338,927	~~W~~	95,789

[1]	The KORIBOR (3M) is approximately 1.410% as at December 31, 2021.

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			December 31, 2021			December 31, 2020
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.000%	—	~~W~~	2,467	—	~~W~~	2,961
CA-CIB	Long-term CP	1.260%	—		100,000	—		100,000
	Facility loans [2]	LIBOR(3M)+1.140%	USD 25,918		30,726	USD 25,918		28,199
	General loans [2]	LIBOR(3M)+1.650%	USD 8,910		10,563	USD 8,910		9,694
	General loans [2]	LIBOR(3M)+2.130%	USD 25,000		29,638	USD 25,000		27,200
Shinhan Bank
	General loans [2]	LIBOR(3M)+1.847%	USD 13,000		15,412	—		—
	General loans	1.900%~3.230%	USD 31,472		37,345	—		—
	General loans	—	—		—	—		5,000
Industrial Bank of Korea	General loans	—	—		—	—		6,000
	Facility loans	—	—		—	—		54
NongHyup Bank
	PF loans	2.280%	—		46,267	—		—
	General loans [2]	EURIBOR(3M)+0.900%	EUR 7,700		10,336	—		—
	General loans	3.320%	—		15,000	—		—
Woori Bank
	PF loans	2.000%~2.820%	—		23,614	—		—
	CP	2.302%	—		88,510	—		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in millions of Korean won and thousands of foreign currencies)			December 31, 2021			December 31, 2020
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
	General loans	1.920%~3.000%	—		39,000	—		—
Korea Development Bank	General loans	—	—		—	—		10,000
	General loans	—	—		—	—		30,000
Kyobo Life Insurance	PF loans	2.280%	—		41,640	—		—
Standard Chartered First
	PF loans	2.280%	—		27,760	—		—
Bank Korea
Samsung Life Insurance	PF loans	1.860%	—		23,133	—		—
Kookmin Bank and others[2]	Facility loans[2]	LIBOR(3M)+1.850%	USD 9,771		11,584	USD 48,855		53,155

Subtotal					552,995			272,263
Less: Current portion					(51,803)			(94,042)

				~~W~~	501,192		~~W~~	178,221

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]

LIBOR (3M) and EURIBOR (3M) are approximately 0.209% and -0.583%, respectively, as at December 31, 2021. The loan has not been converted to an alternative indicator interest rate, and the Group is reviewing the impact of switching to an alternative indicator interest rate.

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at December 31, 2021, is as follows:

(in millions of Korean won)
	Bonds						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan. 1, 2022~Dec. 31, 2022	~~W~~	560,000	~~W~~	779,151	~~W~~	1,339,151	~~W~~	330,994	~~W~~	59,736	~~W~~	390,730	~~W~~	1,729,881
Jan. 1, 2023~Dec. 31, 2023		650,000		367,658		1,017,658		15,493		55,612		71,105		1,088,763
Jan. 1, 2024~Dec. 31, 2024		1,160,000		419,046		1,579,046		135,494		23,971		159,465		1,738,511
Jan. 1, 2025~Dec. 31, 2025		358,000		474,200		832,200		144,293		—		144,293		976,493
After Jan. 1, 2026		1,869,465		948,400		2,817,865		114,107		23,710		137,817		2,955,682

Total	~~W~~	4,597,465	~~W~~	2,988,455	~~W~~	7,585,920	~~W~~	740,381	~~W~~	163,029	~~W~~	903,410	~~W~~	8,489,330

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

17.	Provisions

Changes in provisions for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	76,500	~~W~~	105,767	~~W~~	69,925	~~W~~	252,192
Increase (transfer)		6,288		6,772		19,835		32,895
Usage		(2,599)		(2,776)		(1,926)		(7,301)
Reversal		(24)		(3,685)		(19,188)		(22,897)
Scope change		—		1,086		1,228		2,314
Others		—		194		—		194

Ending balance	~~W~~	80,165	~~W~~	107,358	~~W~~	69,874	~~W~~	257,397

Current	~~W~~	79,947	~~W~~	26,026	~~W~~	65,343	~~W~~	171,316
Non-current		218		81,332		4,531		86,081

	2020
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,241	~~W~~	113,289	~~W~~	76,631	~~W~~	254,161
Increase (transfer)		17,064		(1,933)		17,873		33,004
Usage		(3,948)		(2,990)		(2,265)		(9,203)
Reversal		(857)		(3,023)		(23,212)		(27,092)
Scope change		—		424		898		1,322

Ending balance	~~W~~	76,500	~~W~~	105,767	~~W~~	69,925	~~W~~	252,192

Current	~~W~~	76,500	~~W~~	22,343	~~W~~	67,147	~~W~~	165,990
Non-current		—		83,424		2,778		86,202

18.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at December 31, 2021 and 2020, are determined as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	2,494,930	~~W~~	2,556,712
Fair value of plan assets		(2,314,632)		(2,189,375)

Liabilities	~~W~~	197,883	~~W~~	378,087

Assets	~~W~~	17,585	~~W~~	10,750

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Changes in the defined benefit obligations for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	2,556,712	~~W~~	2,427,351
Current service cost		249,125		248,047
Interest expense		44,905		45,083
Benefit paid		(310,766)		(258,866)
Changes due to settlements of plan		(681)		1,075
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		(8,375)		5,191
Actuarial gains and losses arising from changes in financial assumptions		(61,002)		17,077
Actuarial gains and losses arising from experience adjustments		(5,271)		57,703
Changes in scope of consolidation, etc.		30,283		14,051

Ending	~~W~~	2,494,930	~~W~~	2,556,712

Changes in the fair value of plan assets for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	2,189,375	~~W~~	2,069,710
Interest income		39,858		38,590
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(130)		2,589
Benefits paid		(271,506)		(213,953)
Employer contributions		325,818		284,243
Changes in scope of consolidation, etc.		31,217		8,196

Ending	~~W~~	2,314,632	~~W~~	2,189,375

Amounts recognized in the consolidated statement of profit or loss for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Current service cost	~~W~~	249,125	~~W~~	248,047
Net interest cost		5,047		6,494
Changes due to settlements of plan		(681)		1,075
Transfer out		(16,660)		(16,514)

Total expenses	~~W~~	236,831	~~W~~	239,102

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Principal actuarial assumptions used are as follows:

	December 31, 2021	December 31, 2020
Discount rate	2.55%	1.93%
Salary growth rate	5.10%	4.88%

The sensitivity of the defined benefit obligations as at December 31, 2021, to changes in the principal assumptions is:

(in percentage, in millions of Korean won )	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5% point	~~W~~ (148,019)	~~W~~	159,360
Salary growth rate	0.5% point	152,609		(142,660)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans for the year ending December 31, 2022, are ~~W~~ 383,379 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2021, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	~~W~~	210,751	~~W~~	303,737	~~W~~	833,009	~~W~~	1,964,398	~~W~~	3,311,895

The weighted average duration of the defined benefit obligations is 6.5 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2021, is ~~W~~ 71,068 million (2020: ~~W~~ 61,912 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

20.	Commitments and Contingencies

As at December 31, 2021, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,452,000	4,500
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,467
Insurance for Economic Cooperation project	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	430,104	26,585
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	698
Loans for working capital	Korea Development Bank and others	KRW	231,049	141,137
	Shinhan Bank	USD	39,298	39,298
	Woori Bank	EUR	7,700	7,700
Facility loans	Shinhan Bank and others	KRW	844,000	162,414
	Kookmin Bank and others	USD	212,000	9,771
Derivatives transaction limit	Korea Development Bank	KRW	100,000	8,043
	Woori Bank and others	USD	69,054	20,760

		KRW	3,148,093	347,576
Total		USD	320,352	69,829
		EUR	7,700	7,700

As at December 31, 2021, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	171,043
	Hana Bank	USD	1,200
Guarantee for payment in foreign currency	Kookmin Bank and others	USD	70,092
Guarantee for payment in Korean currency	Shinhan Bank and others	KRW	20,911
Refund guarantee for advances received	Korea Development Bank and others	USD	8,536
Comprehensive credit line	Hana Bank and others	KRW	24,800
		USD	8,700
Guarantees for depositions	HSBC	USD	580
Bid guarantee	Hana Bank	USD	400
Bid guarantee		KRW	108,407
Performance guarantee / warranty guarantee	Korea Software Financial Cooperative and others	KRW	558,359
Guarantee for advance payments / others		KRW	574,103
Construction fund guarantee insurance and others	Seoul Guarantee Insurance	KRW	33,963

Total		KRW	1,491,586
		USD	89,508

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

As at December 31, 2021, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Engineering Co., Ltd.					Jan. 7, 2021
	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	1,035
(KT ENGCORE Co., Ltd.)[1]					~Jan. 8, 2025
KT Engineering Co., Ltd.					Feb. 17, 2014
	SPP Inc.	Suhyup Bank	3,250	624
(KT ENGCORE Co., Ltd.)[1]					~Feb. 16, 2024
KT Engineering Co., Ltd.					Feb. 17, 2014
	Korea Cell Inc.	Suhyup Bank	3,250	614
(KT ENGCORE Co., Ltd.)[1]					~Feb. 16, 2024
KT Engineering Co., Ltd.	San-Ya Agricultural				Feb. 17, 2014
		Suhyup Bank	3,250	624
(KT ENGCORE Co., Ltd.)[1]	Association Corporation				~Feb. 16, 2024
KT Alpha Co., Ltd.					Jul. 21, 2021
	Cash payers	Cash payers	860	—
(KT Hitel Co., Ltd.)					~ Apr. 15, 2022
NongHyup
KT Alpha Co., Ltd.					Jan. 16, 2021
	Mobile Voucher amount	Agribusiness Group	30,000	10,400
(KT Hitel Co., Ltd.)					~ Jan. 14, 2022
Inc and others
KT Alpha Co., Ltd.		Emart Co., Ltd and			Jun. 19, 2021
	Mobile Voucher amount		20,000	300
(KT Hitel Co., Ltd.)		others			~ Jun. 17, 2022
	Stockholders Association	Korea Securities
Nasmedia Co., Ltd.			5,654	1,236	—
	Members	Finance Corp

[1]	According to the above payment guarantee, KT Engineering (KT ENGCORE Co., Ltd.), a subsidiary of the Group, will have an obligation of repayment if the principal borrower does not repay the borrowing.

As at December 31, 2021, the details of the issuance of real estate collateral trust and beneficiary certificates of the Group are as follows:

(in millions of Korean won)
Collateral assets	Placing		Trust collateral beneficiary	Commitment (limit) amount		Amount provided as collateral for beneficiary rights
Real Estate Collateral Trust [1]	1st place		NongHyup Bank	~~W~~	100,000	~~W~~	120,000
			Kyobo Life Insurance		180,000		216,000
			Standard Chartered Bank Korea Limited		120,000		144,000
			Samsung Life Insurance		100,000		120,000
	2nd place		Industrial Bank of Korea		40,000		48,000
			Korea Investment Capital		40,000		48,000
			BNK Capital		30,000		36,000
			Standard Chartered Bank Korea Limited		20,000		24,000
			NH Capital		20,000		24,000
	3rd place	[2]	LOTTE Engineering & Construction		—		736,921

[1]	The Group provides a certificate of beneficiary rights for land classified as investment properties and inventory assets as collateral in connection with the above real estate collateral trust.
[2]	The Group provides LOTTE Engineering & Construction with a certificate of third-priority beneficiary rights as collateral in relation to the construction contract amount of ~~W~~ 614,101 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at December 31, 2021, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 733 million.

For the year ended December 31, 2021, the Group made agreements with the Securitization Specialty Companies (2021: First 5G 55th to 60th Securitization Specialty Co., Ltd., 2020: First 5G 49th to 54th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at December 31, 2021, the Group is a defendant in 219 lawsuits with the total claimed amount of ~~W~~ 101,597 million (2020: ~~W~~ 110,409 million). As at December 31, 2021, litigation provisions of ~~W~~ 80,165 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~ 1,336,758 million (2020: ~~W~~ 596,983 million).

As the end of the reporting period, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank Inc. (Note 7).

For the year ended December 31, 2021, the Group entered into an agreement with the seller, who participated in the acquisition of shares in MILLE Co., Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the seller may exercise Tag-Along Right, Drag-Along Right and Put Option for the ordinary and redeemable convertible preferred shares it owns (Note 7).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

For the year ended December 31, 2021, the Group entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications Pte. Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right and the right to sell shares for the convertible preferred shares it owns (Note 7).

The Group has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3. For the year ended December 31, 2021, the cumulative investment amount is ~~W~~ 25,611 million and USD 14,600 thousand, and the remaining amount of ~~W~~ 8,109 million and USD 5,400 thousand will be invested in the Capital Call method later.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

21.	Lease

Information on leases when the Group is a lessee is as follows. Information on leases when the Group is a lessor is provided in Note 12.

(i)     Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Right-of-use assets
Property and building	~~W~~	1,086,133	~~W~~	1,073,207
Machinery and communication line facilities		64,443		42,127
Others		97,732		101,845

	~~W~~	1,248,308	~~W~~	1,217,179

Investment property (buildings)	~~W~~	1	~~W~~	19,456

(in millions of Korean won)	December 31, 2021		December 31, 2020
Lease liabilities[1]
Current	~~W~~	332,702	~~W~~	345,224
Non-current		826,667		798,416

	~~W~~	1,159,369	~~W~~	1,143,640

[1]	Included in the line item ‘Other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 9).

For the year ended December 31, 2021, right-of-use assets has increased to ~~W~~ 426,854 million.

(ii) Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	2021		2020
Depreciation of right-of-use assets
Property and building	~~W~~	303,984	~~W~~	290,168
Machinery and communication line facilities		41,794		58,419
Others		52,938		55,588

	~~W~~	398,716	~~W~~	404,175

Depreciation of investment properties	~~W~~	1,794	~~W~~	19,113
Interest expense relating to lease liabilities		36,651		44,091
Expense relating to short-term leases		7,984		10,998
Expense relating to leases of low-value assets that are not short-term leases		26,033		25,894
Expense relating to variable lease payments not included in lease liabilities		8,400		8,096

The total cash outflow for leases for the year ended December 31, 2021 amounts to ~~W~~ 468,360 (2020: ~~W~~ 492,772 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

22.	Share Capital

As at December 31, 2021 and 2020, the Group has 1,000,000,000 shares authorized to issue and details are as follows:

	December 31, 2021					December 31, 2020
	Number of issued shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)		Number of issued shares	Par value per share (Korean won)		Ordinary shares (in millions of Korean won)
Ordinary shares [1]	261,111,808	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

23.	Retained Earnings

Details of retained earnings as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Legal reserve [1]	~~W~~	782,756	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		7,853,272		6,721,809

Total	~~W~~	13,287,390	~~W~~	12,155,420

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments. Reversal of these provisions can be paid out as dividends according to the related tax law.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2021 and 2020, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Changes in investments in associates and joint ventures	~~W~~	(3,461)	~~W~~	16,257
Gain (loss) on derivatives valuation		25,031		19,809
Gain on valuation of financial assets at fair value through other comprehensive income		108,685		61,438
Exchange differences on translation for foreign operations		(12,786)		(11,453)

Total	~~W~~	117,469	~~W~~	86,051

Changes in accumulated other comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Beginning		Increase (decrease)		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	16,257	~~W~~	(19,718)	~~W~~	—	~~W~~	(3,461)
Gain (loss) on derivatives valuation		19,809		141,805		(136,583)		25,031
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		61,438		47,247		—		108,685
Exchange differences on translation for foreign operations		(11,453)		(1,333)		—		(12,786)

Total	~~W~~	86,051	~~W~~	168,001	~~W~~	(136,583)	~~W~~	117,469

(in millions of Korean won)	2020
	Beginning		Increase (decrease)		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	1,556	~~W~~	14,701	~~W~~	—	~~W~~	16,257
Gain (loss) on derivatives valuation		(7,624)		(83,998)		111,431		19,809
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		211,573		(150,135)		—		61,438
Exchange differences on translation for foreign operations		(10,571)		(882)		—		(11,453)

Total	~~W~~	194,934	~~W~~	(220,314)	~~W~~	111,431	~~W~~	86,051

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Group’s other components of equity as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Treasury stock [1]	~~W~~	(1,009,798)	~~W~~	(882,224)
Gain or loss on disposal of treasury stock [2]		(8,658)		(17,579)
Share-based payments		4,068		5,901
Others [3]		(418,692)		(340,882)

Total	~~W~~	(1,433,080)	~~W~~	(1,234,784)

1	During the year ended December 31, 2021, the Group acquired 7,600,886 treasury shares and granted 1,566,902 treasury shares as share-based payment.
2	The amount directly reflected in equity is ~~W~~4,080 million (2020: ~~W~~7,288 million) for the year ended December 31, 2021.
3	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As at December 31, 2021 and 2020, the details of treasury stock are as follows:

	December 31, 2021		December 31, 2020
Number of shares (in shares)		25,303,662		19,269,678
Amounts (In millions of Korean won)	~~W~~	1,009,798	~~W~~	882,224

25.	Share-Based Payments

Details of share-based payments granted by the Controlling to executives and employees, including the CEO, by the resolution of the board of directors for the years ended December 31, 2021 and 2020, are as follows:

2021

(in share)	15th grant
Grant date	June 17, 2021
Grantee	CEOs, internal directors, external directors, executives
Service condition: 1 year
Vesting conditions	Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 32,350
Total compensation costs (in Korean won)	~~W~~ 5,005 million
Estimated exercise date (exercise date)	During 2022
Valuation method	Fair value method

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in share)	Employee wage negotiation

Grant date	September 6, 2021
Grantee	All employees
Vesting conditions	Current employees as of September 6, 2021
Fair value per option (in Korean won)	~~W~~ 30,950
Total compensation costs (in Korean won)	~~W~~40,083 million
Estimated exercise date (exercise date)	December 10, 2021
Valuation method	Fair value method

2020
(in share)	14th grant

Grant date	June 16, 2020
Grantee	CEOs, internal directors, external directors, executives
Service condition: 1 year
Vesting conditions	Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~22,700
Total compensation costs (in Korean won)	~~W~~5,243 million
Estimated exercise date (exercise date)	July 14, 2021
Valuation method	Fair value method

(in share)	Employee wage negotiation

Grant date	September 21, 2020
Grantee	All employees
Vesting conditions	Current employees as of September 21, 2020
Fair value per option (in Korean won)	~~W~~22,950
Total compensation costs (in Korean won)	~~W~~23,317 million
Estimated exercise date (exercise date)	December 22, 2020
Valuation method	Fair value method

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Changes in the number of stock options for the years ended December 31, 2021 and 2020, are as follows:

(in share)	2021
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
14th grant	398,856	—	(264,286)	(134,570)	—	—
15th grant	—	284,209	—	—	284,209	—
Employee wage negotiation	—	1,432,332	—	(1,432,332)	—	—

Total	398,856	1,716,541	(264,286)	(1,566,902)	284,209	—

	2020
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
13th grant	372,023	—	(241,548)	(130,475)	—	—
14th grant	—	398,856	—	—	398,856	—
Employee wage negotiation	—	1,020,105	—	(1,020,105)	—	—

Total	372,023	1,418,961	(241,548)	(1,150,580)	398,856	—

[1]	The weighted average price of ordinary shares at the time of exercise in 2021 was ~~W~~ 31,122 (2020: ~~W~~ 25,486).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

26.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss:

(in millions of Korean won)	2021		2020
Revenue from contracts with customers	~~W~~	24,712,128	~~W~~	23,712,904
Revenue from other sources		185,877		203,763

Total	~~W~~	24,898,005	~~W~~	23,916,667

Operating revenues for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Services	~~W~~	21,365,032	~~W~~	20,506,267
Sales of goods		3,532,973		3,410,400

Total	~~W~~	24,898,005	~~W~~	23,916,667

Revenues from providing services are recognized over time, revenues from sales of goods are recognized at a point, and revenues from agreements for the construction of real estate are recognized over time.

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Contract assets [1]	~~W~~	821,901	~~W~~	672,672
Contract liabilities [1]		360,098		413,707
Deferred revenue [2]		81,136		89,694

[1]

The Group recognized contract assets of ~~W~~ 76,816 million and contract liabilities of ~~W~~ 36,447 million for long- term construction contract as at December 31, 2021 (2020: contract assets of ~~W~~ 86,234 million and contract liabilities of ~~W~~ 29,574 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Incremental costs of contract establishment	~~W~~	1,726,401	~~W~~	1,726,191
Cost of contract performance		74,843		78,757

As at December 31, 2021, the Group recognized contract assets in the amount of ~~W~~ 1,842,621 million as operating expenses (2020: ~~W~~ 1,831,638 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

In 2021, the recognized revenue arising from contract liabilities carried forward from prior year is as follows:

(in millions of Korean won)	2021		2020
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	275,965	~~W~~	251,975
Deferred revenue of joining/installment fee		42,100		42,685

Total	~~W~~	318,065	~~W~~	294,680

27.	Operating Expenses

Operating expenses for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Salaries and wages	~~W~~	4,215,810	~~W~~	4,123,680
Depreciation		2,605,594		2,605,128
Depreciation of right-of-use assets		398,716		404,175
Amortization		603,327		624,982
Commissions		1,125,944		965,461
Interconnection charges		507,567		500,081
International interconnection fees		192,008		172,529
Purchase of inventories		3,753,792		3,631,946
Changes of inventories		20,491		130,862
Sales commissions		2,343,375		2,337,127
Service costs		2,296,324		2,102,875
Utilities		364,373		360,797
Taxes and dues		268,651		283,197
Rent		123,246		136,355
Insurance premiums		66,717		71,018
Installation fees		154,542		132,117
Advertising expenses		171,400		132,466
Research and development expenses		168,969		156,940
Card service costs		3,114,047		2,941,669
Others		731,288		919,155

Total	~~W~~	23,226,181	~~W~~	22,732,560

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Details of employee benefits for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Short-term employee benefits	~~W~~	3,837,359	~~W~~	3,770,786
Post-employment benefits (defined benefit)		236,831		239,102
Post-employment benefits (defined contribution)		71,068		61,912
Share-based payment		47,415		28,604
Others		23,137		23,276

Total	~~W~~	4,215,810	~~W~~	4,123,680

28.	Other Income and Other Expenses

Other income for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Gains on disposal of property and equipment and investment properties	~~W~~	54,007	~~W~~	20,289
Gains on disposal of intangible assets		1,726		2,961
Gain on disposal of right-of-use assets		3,138		5,797
Compensation on property and equipment		148,927		168,263
Gains on government subsidies		43,822		31,906
Gain on disposal of investments in subsidiaries		244		—
Reversal of other allowance for bad debts		508		890
Others		55,282		111,147

Total	~~W~~	307,654	~~W~~	341,253

Other expenses for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Loss on disposal of property and equipment	~~W~~	71,417	~~W~~	75,879
Loss on disposal of intangible assets		3,885		3,207
Loss on disposal of right-of-use assets		11,457		7,844
Direct cost of government subsidies		42,732		31,447
Loss on disposal of investments in subsidiaries		13,727		—
Impairment loss on property and equipment		2,115		79,775
Impairment loss on intangible assets		3,747		211,637
Donations		10,981		20,745
Other allowance for bad debts		28,066		51,333
Others		91,954		77,709

Total	~~W~~	280,081	~~W~~	559,576

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

29.	Finance Income and Costs

Details of finance income for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Interest income	~~W~~	273,460	~~W~~	270,571
Gain on foreign currency transactions		19,976		17,493
Gain on foreign currency translation		32,768		164,351
Gain on settlement of derivatives		2,215		9,397
Gain on valuation of derivatives		255,149		172
Gain on valuation of financial instruments		90,653		33,868
Others		52,062		2,762

Total	~~W~~	726,283	~~W~~	498,614

Details of finance costs for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Interest expenses	~~W~~	263,389	~~W~~	263,579
Loss on foreign currency transactions		13,105		27,805
Loss on foreign currency translation		213,689		26,340
Loss on settlement of derivatives		6,287		1,406
Loss on valuation of derivatives		15,947		163,763
Loss on disposal of trade receivables		22,712		8,152
Loss on valuation of financial instruments		25,994		15,646
Others		2,207		692

Total	~~W~~	563,330	~~W~~	507,383

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

30.	Deferred Income Tax and Income Tax Expense

The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2021 and 2020, is as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	398,329	~~W~~	404,434
Deferred tax assets to be recovered after more than 12 months		1,754,113		1,631,759

Deferred tax assets before offsetting	~~W~~	2,152,442	~~W~~	2,036,193

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(642,954)		(637,317)
Deferred tax liability to be recovered after more than 12 months		(1,729,718)		(1,394,509)

Deferred tax liabilities before offsetting		(2,372,672)		(2,031,826)

Deferred tax assets after offsetting	~~W~~	423,728	~~W~~	433,698

Deferred tax liabilities after offsetting	~~W~~	643,958	~~W~~	429,331

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2021
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Derivative instruments	~~W~~	(843)	~~W~~	(18,326)	~~W~~	(1,400)	~~W~~	(20,569)
Investments in associates and joint ventures		(181,564)		(68,166)		9,097		(240,633)
Depreciation		(4,175)		(84,413)		—		(88,588)
Advanced depreciation provision		(311,918)		(27,087)		—		(339,005)
Deposits for severance benefits		(521,257)		(17,340)		(331)		(538,928)
Accrued income		(1,753)		598		—		(1,155)
Reserve for technology and human resource development		(204)		—		—		(204)
Prepaid expenses		(342,965)		65,695		—		(277,270)
Contract assets		(166,544)		(50,103)		—		(216,647)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)		2021
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Financial assets at fair value through profit or loss		(627)		291		—		(336)
Financial assets at fair value through other comprehensive income		(30,623)		(33,267)		16,369		(47,521)
Inventory valuation		—		(29)		—		(29)
Others		(469,353)		(132,256)		(178)		(601,787)

Total	~~W~~	(2,031,826)	~~W~~	(364,403)	~~W~~	23,557	~~W~~	(2,372,672)

Deferred tax assets
Derivative instruments	~~W~~	30,482	~~W~~	8,085	~~W~~	(244)	~~W~~	38,323
Provision for impairment or trade receivables		89,065		5,343		—		94,408
Inventory valuation		(236)		236		—		—
Contribution for construction		16,400		(1,376)		—		15,024
Accrued expenses		136,078		31,826		—		167,904
Provisions		34,022		951		—		34,973
Property and equipment		226,960		(1,139)		—		225,821
Defined benefit liabilities		598,364		(8,663)		(18,365)		571,336
Withholding of facilities expenses		5,747		(446)		—		5,301
Deduction of installment receivables		28		(7)		—		21
Assets retirement obligation		28,133		333		—		28,466
Gain or loss foreign currency translation		138		18,417		—		18,555
Deferred revenue		43,030		18,287		—		61,317
Contract assets		97,464		(10,327)		—		87,137
Others		585,587		83,852		—		669,439

Total	~~W~~	1,891,262	~~W~~	145,372	~~W~~	(18,609)	~~W~~	2,018,025

Temporary difference, net		(140,564)		(219,031)		4,948		(354,647)
Tax credit carryforwards		144,931		(10,514)		—		134,417

Total net balance	~~W~~	4,367	~~W~~	(229,545)	~~W~~	4,948	~~W~~	(220,230)

(in millions of Korean won)	2020
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Derivative instruments	~~W~~	(10,898)	~~W~~	10,055	~~W~~	—	~~W~~	(843)
Investments in associates and joint ventures		(108,191)		(64,553)		(8,820)		(181,564)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	2020
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Depreciation		(11,606)		7,431		—		(4,175)
Advanced depreciation provision		(313,121)		1,203		—		(311,918)
Deposits for severance benefits		(496,853)		(26,419)		2,015		(521,257)
Accrued income		(1,541)		(212)		—		(1,753)
Reserve for technology and human resource development		(204)		—		—		(204)
Prepaid expenses		(410,863)		67,898		—		(342,965)
Contract assets		(53,750)		(112,794)		—		(166,544)
Financial assets at fair value through profit or loss		(323)		(304)		—		(627)
Financial assets at fair value through other comprehensive income		(103,837)		(4,420)		77,634		(30,623)
Others		(523,150)		53,797		—		(469,353)

Total	~~W~~	(2,034,337)	~~W~~	(68,318)	~~W~~	70,829	~~W~~	(2,031,826)

Deferred tax assets
Derivative instruments	~~W~~	—	~~W~~	40,342	~~W~~	(9,860)	~~W~~	30,482
Provision for impairment or trade receivables		84,071		4,994		—		89,065
Inventory valuation		23		(259)		—		(236)
Contribution for construction		16,154		246		—		16,400
Accrued expenses		160,436		(24,358)		—		136,078
Provisions		32,824		1,198		—		34,022
Property and equipment		228,655		(1,695)		—		226,960
Defined benefit liabilities		569,471		13,707		15,186		598,364
Withholding of facilities expenses		6,183		(436)		—		5,747
Deduction of installment receivables		48		(20)		—		28
Assets retirement obligation		29,016		(883)		—		28,133
Gain or loss foreign currency translation		20,677		(20,539)		—		138
Deferred revenue		35,800		7,230		—		43,030
Contract assets		—		97,464		—		97,464
Others		708,437		(123,798)		948		585,587

Total	~~W~~	1,891,795	~~W~~	(6,807)	~~W~~	6,274	~~W~~	1,891,262

Temporary difference, net		(142,542)		(75,125)		77,103		(140,564)
Tax credit carryforwards		128,245		16,686		—		144,931

Total net balance	~~W~~	(14,297)	~~W~~	(58,439)	~~W~~	77,103	~~W~~	4,367

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The tax impacts recognized directly to equity as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021						December 31, 2020
	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	163,892	~~W~~	(34,112)	~~W~~	129,780	~~W~~	54,969	~~W~~	(12,972)	~~W~~	41,997
Gain on valuation of hedge instruments		6,916		(1,644)		5,272		37,247		(9,860)		27,387
Remeasurements of net defined benefit liabilities		74,518		(18,696)		55,822		(77,382)		17,201		(60,181)
Share of gain of associates and joint ventures, and others		(34,909)		9,097		(25,812)		25,538		(8,820)		16,718
Exchange differences on translation for foreign operations		683		(178)		505		(3,614)		948		(2,666)

Total	~~W~~	211,100	~~W~~	(45,533)	~~W~~	165,567	~~W~~	36,758	~~W~~	(13,503)	~~W~~	23,255

Details of income tax expense for the years ended December 31, 2021 and 2020, are calculated as follows:

(in millions of Korean won)	2021		2020
Current income tax expenses	~~W~~	289,471	~~W~~	213,225
Impact of change in temporary difference		229,545		58,439

Income tax expense	~~W~~	519,016	~~W~~	271,664

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2021		2020
Profit before income tax	~~W~~	1,978,411	~~W~~	975,056

Expected tax expense at statutory tax rate	~~W~~	533,701	~~W~~	257,778
Tax effect:
Income not taxable for tax purposes		(4,307)		(24,657)
Expenses not deductible for tax purposes		20,570		31,741
Tax credit and deductions		(31,517)		(47,056)
Others		569		53,858

Income tax expense	~~W~~	519,016	~~W~~	271,664

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Details of deferred tax assets and liabilities that are not recognized as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Deductible temporary differences
Investment in subsidiaries, associates, and joint ventures	~~W~~	2,354,109	~~W~~	2,160,963
Unused tax loss		106,853		129,680
Unused Tax credit		1,376		2,924
Others		122,895		254,397

Total	~~W~~	2,585,233	~~W~~	2,547,964

Taxable temporary differences
Investment in subsidiaries, associates, and joint ventures	~~W~~	784,170	~~W~~	452,286
Others		—		43,491

Total	~~W~~	784,170	~~W~~	495,777

The expected period of expiry for unused tax losses not recognized in deferred tax assets as at December 31, 2021 and 2020, is as follows:

(in millions of Korean won)	2021		2020
2022	~~W~~	4,249	~~W~~	2,140
2023		76,133		80,649
2024		4,484		5,848
2025		2,836		4,867
2026		2,390		2,847
2027		3,419		9,709
2028		2,091		8,389
2029		2,579		8,426
2030		3,150		2,579
After 2031		5,522		4,226

Total	~~W~~	106,853	~~W~~	129,680

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

31.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2021 and 2020, is calculated as follows:

	2021		2020
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	~~W~~	1,354,537	~~W~~	658,025
Weighted average number of ordinary shares outstanding (in number of shares)		235,201,782		245,207,307
Basic earnings per share (in Korean won)	~~W~~	5,759	~~W~~	2,684

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bond and other share-based payments.

Diluted earnings per share from operations for the years ended December 31, 2021 and 2020, is calculated as follows:

	2021		2020
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	~~W~~	1,354,537	~~W~~	658,025

Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	1,354,537	~~W~~	658,025

Number of dilutive potential ordinary shares outstanding (in number of shares)		483,760		69,598
Weighted average number of ordinary shares outstanding (in number of shares)		235,685,542		245,276,905
Diluted earnings per share (in Korean won)	~~W~~	5,747	~~W~~	2,683

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

32.	Dividend

The dividends paid by the Group in 2021 were ~~W~~ 326,487 million (~~W~~ 1,350 per share). The dividends paid by the Group in 2020 were ~~W~~ 269,766 million (~~W~~ 1,100 per share). A dividend in respect of the year ended December 31, 2021, of ~~W~~ 1,910 per share, amounting to a total dividend of ~~W~~ 450,394 million, is to be proposed at the shareholders’ meeting on March 31, 2022.

33.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
1. Profit for the year	~~W~~	1,459,395	~~W~~	703,392
2. Adjustments for:
Income tax expense		519,016		271,664
Interest income		(300,900)		(291,425)
Interest expense		268,847		265,035
Dividends income		(21,525)		(4,442)
Depreciation		2,643,894		2,635,307
Amortization of intangible assets		604,744		628,154
Depreciation of right-of-use assets		398,716		404,174
Provisions for severance benefits (defined benefits)		253,491		255,615
Impairment loss on trade receivables		105,344		139,957
Share of net profit or loss of associates and joint ventures		(116,061)		(18,041)
Profits and loss on disposal of associates and joint ventures		1		111
Profits and loss on the disposal of subsidiaries		13,483		—
Loss on disposal of property and equipment, and investment in properties		17,410		55,590
Impairment loss on current assets held for sale		11		—
Impairment loss on property and equipment, and investment in properties		2,115		79,775
Loss on disposal of right-of-use assets		8,319		2,047
Loss on disposal of intangible assets		2,159		246
Impairment loss on intangible assets		3,747		211,636
Loss (gain) on foreign currency translation		180,921		(138,011)
Loss (gain) on valuation of derivatives, net		(235,130)		155,600
Loss (gain) on disposal of financial assets at amortized cost		(35)		(138)
Loss (gain) on disposal of financial assets at fair value through profit or loss		(29,974)		329
Gain on valuation of financial assets at fair value through profit or loss		(64,660)		(59,044)
Others		84,625		48,174
3. Changes in operating assets and liabilities
Decrease in trade receivables		327,031		66,462
Decrease (increase) in other receivables		(328,610)		732,959
Decrease (increase) in other current assets		(89,230)		9,089
Increase in other non-current Assets		(143,087)		(86,039)
Decrease in inventories		32,798		162,328
Increase (decrease) in trade payables		289,044		(135,760)
Increase (decrease) in other payables		207,583		(1,232,646)
Increase in other current liabilities		107,993		127,076
Increase (decrease) in other non-current liabilities		(14,915)		78,659
Increase (decrease) in provisions		(4,668)		2,264
Increase (decrease) in deferred revenue		3,696		(1,948)
Increase in plan assets		(114,631)		(136,336)
Payment of severance benefits		(241,350)		(186,520)

4. Cash generated from operations (1+2+3)	~~W~~	5,829,607	~~W~~	4,745,293

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Significant transactions not affecting cash flows for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Reclassification of the current portion of borrowings	~~W~~	1,303,543	~~W~~	1,229,359
Reclassification of construction-in-progress to property and equipment		2,916,888		3,011,519
Reclassification of accounts payable from property and equipment		(149,512)		22,052
Reclassification of accounts payable from intangible assets		524,040		(345,675)
Reclassification of payable from defined benefit liability		69,415		72,346
Reclassification of payable from plan assets		(60,320)		(66,046)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

34.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Beginning		Cash flows		Non-cash
					Newly acquired		Exchange difference		Fair value change		Changes in consolidation scope		Others		Ending
Borrowing	~~W~~	7,316,298	~~W~~	900,394	~~W~~	52,782	~~W~~	196,890	~~W~~	—	~~W~~	15,994	~~W~~	(44,655)	~~W~~	8,437,703
Lease liabilities		1,143,640		(394,567)		403,451		3		90		36,840		(30,088)		1,159,369
Derivative liabilities		130,573		(1,712)		2,637		(4,311)		(4,892)		—		(47,119)		75,176
Derivative assets		(7,606)		216		—		(189,700)		(17,251)		—		114,888		(99,453)

Total	~~W~~	8,582,905	~~W~~	504,331	~~W~~	458,870	~~W~~	2,882	~~W~~	(22,053)	~~W~~	52,834	~~W~~	(6,974)	~~W~~	9,572,795

(in millions of Korean won)	2020
	Beginning		Cash flows		Non-cash
					Newly acquired		Exchange difference		Fair value change		Changes in consolidation scope		Others		Ending
Borrowing	~~W~~	7,298,867	~~W~~	167,867	~~W~~	17,523	~~W~~	(157,985)	~~W~~	—	~~W~~	—	~~W~~	(9,974)	~~W~~	7,316,298
Lease liabilities		1,211,351		(447,784)		473,477		(3)		40		3,564		(97,005)		1,143,640
Other financial liabilities		—		(13,674)		13,674		—		—		—		—		—
Derivative liabilities		20,096		(943)		2,798		142,511		(23,669)		—		(10,220)		130,573
Derivative assets		(58,576)		34,933		—		2,870		(3,456)		—		16,623		(7,606)

Total	~~W~~	8,471,738	~~W~~	(259,601)	~~W~~	507,472	~~W~~	(12,607)	~~W~~	(27,085)	~~W~~	3,564	~~W~~	(100,576)	~~W~~	8,582,905

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

35.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business and others

Satellite TV	Satellite TV business

Others	IT, facility security, global business, and others

Details of each segment for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Operating revenues		Operating income		Depreciation and amortization [1]
ICT	~~W~~	18,387,434	~~W~~	1,068,273	~~W~~	3,217,643
Finance		3,614,931		118,533		48,542
Satellite TV		763,223		72,950		91,306
Others		6,420,807		427,325		355,015

		29,186,395		1,687,081		3,712,506
Elimination		(4,288,390)		(15,257)		(104,869)

Consolidated amount	~~W~~	24,898,005	~~W~~	1,671,824	~~W~~	3,607,637

(in millions of Korean won)	2020
	Operating revenues		Operating income		Depreciation and amortization [1]
ICT	~~W~~	17,879,281	~~W~~	878,238	~~W~~	3,233,878
Finance		3,684,844		88,814		53,098
Satellite TV		698,715		73,846		84,931
Others		5,680,533		139,813		346,215

		27,943,373		1,180,711		3,718,122
Elimination		(4,026,706)		3,396		(83,838)

Consolidated amount	~~W~~	23,916,667	~~W~~	1,184,107	~~W~~	3,634,284

1	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Operating revenues for the years ended December 31, 2021 and 2020, and non-current assets as at December 31, 2021 and 2020, by geographical regions, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets [1]
Location	2021		2020		December 31, 2021		December 31, 2020
Domestic	~~W~~	24,807,065	~~W~~	23,844,749	~~W~~	20,627,543	~~W~~	18,934,766
Overseas		90,940		71,918		253,638		18,243

Total	~~W~~	24,898,005	~~W~~	23,916,667	~~W~~	20,881,181	~~W~~	18,953,009

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

36.	Related Party Transactions

The list of related party of the Group as at December 31, 2021, is as follows:

Relationship	Name of Entity
Associates and joint ventures	KIF Investment Fund, K-REALTY CR REITs No.1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Ltd., CU Industrial Development Co., Ltd, KD Living, Inc., LoginD Co., Ltd., K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC Creative Economy Youth Start-up Investment Fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd., Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad, KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd., KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd., IGIS Professional Investors Private Investment Real Estate Investment LLC No.395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The Skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, KT Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No.55 Mastern KT Multi-Family Real Estate Private Equity Investment Fund 1, Home Choice Corp, K-REALTY RENTAL HOUSING REIT V, K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1
Others [1]	Goody Studio Co., Ltd.

[1]	Although it is evaluated by applying Korean IFRS 1109, it is included in the scope of related parties under Korean IFRS 1024 as it has a significant influence.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Outstanding balances of receivables and payables in relations to transactions with related parties as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)		December 31, 2021
		Receivables						Payables
		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	821	~~W~~	51,422	~~W~~	—	~~W~~	—	~~W~~	513	~~W~~	—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		4,614		—		—		—		—		—
	Others		565		1,853		—		343		4,829		—

	Total	~~W~~	6,000	~~W~~	53,275	~~W~~	—	~~W~~	343	~~W~~	5,342	~~W~~	—

(in millions of Korean won)		December 31, 2020
		Receivables						Payables
		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	457	~~W~~	16,200	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,857
	K Bank, Inc.		775		32,964		—		—		891		—
	Others		72		1,147		—		—		858		—
Others	KHS Corporation		7		—		—		—		—		—

	Total	~~W~~	1,311	~~W~~	50,311	~~W~~	—	~~W~~	—	~~W~~	1,749	~~W~~	20,857

Significant transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)		2021
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K-REALTY CR REIT No.1	~~W~~	238,847	~~W~~	—	~~W~~	1,308	~~W~~	—
	K Bank, Inc.		24,214		33		15,164		—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		5,000		—		—		—
	Others[2]		8,952		19,140		18,782		2,520
Others	KHS Co., Ltd.[3]		14		—		1,744		—

	Total	~~W~~	277,027	~~W~~	19,173	~~W~~	36,998	~~W~~	2,520

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)		2021
		Interest income		Interest expense		Dividend income
Associates and joint ventures	K-REALTY CR REIT No.1	~~W~~	—	~~W~~	205	~~W~~	40,142
	KIF Investment Fund		223		—		—
	K Bank, Inc.		—		—		—
	Others[2]		—		—		8,637
Others	KHS Co., Ltd.[3]		—		—		—

	Total	~~W~~	223	~~W~~	205	~~W~~	48,779

[1]	The amounts include acquisition of property and equipment and others.
[2]

Transaction amount before OSKENT Co., Ltd., Mission Culture Industry Limited, Sweet and Sour Culture Industry Limited, Alma Mater Culture Industry Limited, and KT Philippines are excluded from associates and joint ventures.

[3]	Transaction amount before included as a subsidiary.

(in millions of Korean won)		2020
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K-REALTY CR REIT No.1	~~W~~	2,298	~~W~~	—	~~W~~	—	~~W~~	—
	KIF Investment Fund		—		—		—		—
	K Bank, Inc.		15,658		—		8,227		—
	Others		739		70		10,272		—
Others	KT Engineering (KT ENGCORE Co., Ltd.)[2]		2,385		—		25,862		61,491
	KHS Co., Ltd.		74		—		8,910		—

	Total	~~W~~	21,154	~~W~~	70	~~W~~	53,271	~~W~~	61,491

(in millions of Korean won)		2020
		Interest income		Interest expense		Dividend income
Associates and joint ventures	K-REALTY CR REIT No.1	~~W~~	—	~~W~~	917	~~W~~	8,061
	KIF Investment Fund		—		—		9,241
	K Bank, Inc.		14		—		—
	Others		—		—		43
Others	KT Engineering (KT ENGCORE Co., Ltd.)[2]		—		1		—
	KHS Co., Ltd.		—		—		—

	Total	~~W~~	14	~~W~~	918	~~W~~	17,345

[1]	The amounts include acquisition of property and equipment and others.
[2]	Transaction amount before included as a subsidiary.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Key management compensation for the years ended December 31, 2021 and 2020, consists of:

(in millions of Korean won)	2021		2020
Salaries and other short-term benefits	~~W~~	2,189	~~W~~	2,086
Post-employment benefits		412		390
Share-based compensation		669		625

Total	~~W~~	3,270	~~W~~	3,101

Fund transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Borrowing transactions[1]				Equity contributions in cash
	Borrowing		Repayment
Associates and joint ventures
K- REALTY CR REIT 1	~~W~~	—	~~W~~	15,964	~~W~~	—
K Bank, Inc.		—		—		424,957
Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55		—		—		11,000
KT Young Entrepreneurs DNA Investment Fund		—		—		8,400
Mastern KT Multi-Family Real Estate Private Equity Investment Fund 1		—		—		6,055
KT-IBKC Future Investment Fund 1		—		—		(5,700)
Others		—		—		18,176

Total	~~W~~	—	~~W~~	15,964	~~W~~	462,888

(in millions of Korean won)	2020
	Borrowing transactions[1]				Equity contributions in cash
	Borrowing		Repayment
Associates and joint ventures
K- REALTY CR REIT 1	~~W~~	—	~~W~~	20,304	~~W~~	—
K Bank, Inc.		—		—		195,011
Hyundai Robotics Co., Ltd.		—		—		50,000
Others		—		—		10,291
Others
KT Engineering (KT ENGCORE Co., Ltd.)[2]		—		34		—

Total	~~W~~	—	~~W~~	20,338	~~W~~	255,302

[1]	Lease transactions are included in the borrowing transactions.
[2]	Transaction amount before included as a subsidiary.

The Group has an obligation to invest in IBK-KT Emerging Digital Industry Investment Fund, a related party, according to the agreement. As at December 31, 2021, the Group is planning to invest an additional ~~W~~ 27,200 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

37.	Financial Risk Management

(1)	Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures such as cash flow risk.

The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

1)	Market risk

The Group’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Group’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i)	Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Group is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Group does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii)	Foreign exchange risk

The Group is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Group’s cash flows. Foreign exchange risk (i.e. foreign currency translation of overseas operating assets and liabilities) unaffecting the Group’s cash flows is not hedged but can be hedged at a particular situation.

As at December 31, 2021 and 2020, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax[1]		Equity
2021.12.31	+ 10%	~~W~~	(3,433)	~~W~~	8,692
	- 10%		3,433		(8,692)
2020.12.31	+ 10%	~~W~~	25,220	~~W~~	36,961
	- 10%		(25,220)		(36,961)

[1]	Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor management’s decision to decrease the risk.

Details of significant financial assets and liabilities in foreign currencies as at December 31, 2021 and 2020, are as follows:

(in thousands of foreign currencies)	December 31, 2021		December 31, 2020
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	245,759	2,302,642	400,046	1,937,935
SDR	255	722	255	728
JPY	29,227	30,000,763	209,376	46,000,009
GBP	—	1,005	—	—
EUR	3,943	10,801	316	162
CNY	—	—	458	491
RWF	586	—	646	—
THB	2,160	—	535	—
TZS	1,644	—	1,019	—
BWP	93	—	212	—
HKD	—	105	—	198
VND	257,895	—	242,370	—
XAF	—	—	16,229	—
SGD	13	284,000	6	284,000
TWD	—	226	—	—
CHF	—	161	—	—
PLN	—	—	26	—

(iii)	Price risk

As at December 31, 2021 and 2020, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the stock index had increased /decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of stock index	Income before tax	Equity
2021.12.31	+ 10%	~~W~~2,000	~~W~~	4,588
	- 10%	(2,000)		(4,588)
2020.12.31	+ 10%	~~W~~2,811	~~W~~	3,472
	- 10%	(2,811)		(3,472)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments had moved according to the historical correlation with the index. Gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income can increase or decrease equity.

(iv)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As at December 31, 2021 and 2020, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate		Income before tax	Equity
2021.12.31	+ 100	bp	~~W~~753	~~W~~5,549
	- 100	bp	(731)	(5,675)
2020.12.31	+ 100	bp	~~W~~973	~~W~~18,584
	- 100	bp	(973)	(19,377)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor management’s decision to decrease the risk.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables from customers, debt securities and others.

•	Risk management

Credit risk is managed on the Group basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Group considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Group’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

•	Security

For some trade receivables, the Group may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty is in default under the terms of the agreement.

•	Impairment of financial assets

The Group has four types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services,

•	debt investments carried at fair value through other comprehensive income, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified impairment loss was immaterial.

The maximum exposure to credit risk of the Group’s financial instruments without considering value of collaterals as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Cash and cash equivalents (except for cash on hand)	~~W~~	2,989,713	~~W~~	2,625,581
Trade and other receivables
Financial assets at amortized costs		5,687,103		5,034,621
Financial assets at fair value through other comprehensive income		491,713		1,118,619
Contract assets		745,085		586,438
Other financial assets
Derivatives financial assets for hedging		99,453		7,684
Financial assets at fair value through profit or loss		862,481		680,453
Financial assets at fair value through other comprehensive income		94,750		6,570
Financial assets at amortized costs		608,389		671,068

Total	~~W~~	11,578,687	~~W~~	10,731,034

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(i)	Trade and other receivables and contract assets

The Group applies a simplified method of recognizing the expected loss over its lifetime as a loss allowance for trade receivables and other receivables and contact assets.

The Group measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2021. Meanwhile, the credit sales assets of BC Card Co., Ltd., a subsidiary, were judged to have low credit risk, so the expected 12-month credit loss was applied.

(ii)	Cash equivalents (except for cash on hand)

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments and others. All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

(iv)	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include available-for-sale recognized in the prior financial year.

All of the debt investments at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through other comprehensive income. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(v)	Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

3)	Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows and can differ from the amount in the financial statements.

(in millions of Korean won)	December 31, 2021
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	6,698,783	~~W~~	1,232,468	~~W~~	159,647	~~W~~	8,090,898
Borrowings (including debentures)		1,927,456		5,635,558		2,275,557		9,838,571
Lease liabilities		388,226		484,476		427,860		1,300,562
Other non-derivative financial liabilities		1,473		206,749		100,900		309,122
Financial guarantee contracts [1]		71,697		—		—		71,697

Total	~~W~~	9,087,635	~~W~~	7,559,251	~~W~~	2,963,964	~~W~~	19,610,850

(in millions of Korean won)	December 31, 2020
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	6,587,796	~~W~~	730,758	~~W~~	258,255	~~W~~	7,576,809
Borrowings (including debentures)		1,573,944		4,373,534		2,258,360		8,205,838
Lease liabilities		336,024		658,501		190,907		1,185,432
Other non-derivative financial liabilities		574		131,242		—		131,816
Financial guarantee contracts [1]		22,422		—		—		22,422

Total	~~W~~	8,520,760	~~W~~	5,894,035	~~W~~	2,707,522	~~W~~	17,122,317

[1]

Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

At the end of the reporting period, the cash outflows and inflows by maturity of the Group’s derivatives held for trading and gross-settled derivatives are as follows:

	December 31, 2021
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading [1]
Outflows	~~W~~	—	~~W~~	158,284	~~W~~	—	~~W~~	158,284
Derivatives settled gross [2]
Outflows	~~W~~	843,489	~~W~~	1,857,942	~~W~~	377,302	~~W~~	3,078,733
Inflows		856,508		1,917,236		394,134		3,167,878

[1]

During the current period, derivative liabilities held-for-trading are classified under the ‘more than one year to less than five years’ category as they are relevant to the fair value of derivatives liabilities related to related to shareholder-to-share contracts (Note 20).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the statement of financial position.

	December 31, 2020
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives settled gross [1]
Outflows	~~W~~	248,300	~~W~~	2,179,046	~~W~~	498,619	~~W~~	2,925,965
Inflows		249,301		2,074,747		480,570		2,804,618

[1]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the statement of financial position.

Meanwhile, as at December 31, 2021, the Group is obligated to invest ~~W~~ 27,200 million in IBK-KT Emerging Digital Industry Investment Fund, a related party, and others, and ~~W~~ 8,109 million and USD 5,400 thousand to be paid in the future Capital Call method to Future Innovation Private Equity Fund No.3 (Notes 20 and 36).

(2)	Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Group’s capital structure and considers cost of capital and risks related each to capital component.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The debt-to-equity ratios as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Total liabilities	~~W~~	20,592,180	~~W~~	18,111,112
Total equity		16,567,161		15,551,433
Debt-to-equity ratio		124%		116%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratios as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Total borrowings	~~W~~	8,437,703	~~W~~	7,316,298
Less: cash and cash equivalents		(3,019,592)		(2,634,624)

Net debt		5,418,111		4,681,674
Total equity		16,567,161		15,551,433
Total capital		21,985,272		20,233,107
Gearing ratio		25%		23%

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2021
					Net amounts presented in
			Gross		the statement		Amounts not offset
	Gross assets		liabilities offset		of financial position		Financial instruments		Cash collateral		Net amount
Trade receivables	~~W~~	79,102	~~W~~	—	~~W~~	79,102	~~W~~	(65,592)	~~W~~	—	~~W~~	13,510

Total	~~W~~	79,102	~~W~~	—	~~W~~	79,102	~~W~~	(65,592)	~~W~~	—	~~W~~	13,510

(in millions of Korean won)	December 31, 2020
				Net amounts presented in
			Gross	the statement		Amounts not offset
	Gross assets		liabilities offset	of financial position		Financial instruments		Cash collateral		Net amount
Trade receivables	~~W~~	71,497	~~W~~ (1)	~~W~~	71,496	~~W~~	(67,421)	~~W~~	—	~~W~~	4,075

Total	~~W~~	71,497	~~W~~ (1)	~~W~~	71,496	~~W~~	(67,421)	~~W~~	—	~~W~~	4,075

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

	December 31, 2021
(in millions of Korean won)	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	69,944	~~W~~	—	~~W~~	69,944	~~W~~	(65,592)	~~W~~	—	~~W~~	4,352

Total	~~W~~	69,944	~~W~~	—	~~W~~	69,944	~~W~~	(65,592)	~~W~~	—	~~W~~	4,352

	December 31, 2020
(in millions of Korean won)	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	69,361	~~W~~	—	~~W~~	69,361	~~W~~	(67,421)	~~W~~	—	~~W~~	1,940
Other financial liabilities		1		(1)		—		—		—		—

Total	~~W~~	69,362	~~W~~	(1)	~~W~~	69,361	~~W~~	(67,421)	~~W~~	—	~~W~~	1,940

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at December 31, 2021 and 2020, are as follows:

	December 31, 2021				December 31, 2020
(in millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	3,019,592		[1]	~~W~~	2,634,624		[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		5,610,377		[1]		4,976,423		[1]
Financial assets at fair value through other comprehensive income		491,713	491,713			1,118,619	1,118,619
Other financial assets
Financial assets measured at amortized cost		608,389		[1]		671,068		[1]
Financial assets at fair value through profit or loss		952,319	952,319			809,919	809,919
Financial assets at fair value through other comprehensive income		347,877	347,877			258,516	258,516
Derivative financial assets for hedging		99,453	99,453			7,684	7,684

Total	~~W~~	11,129,720			~~W~~	10,476,853

Financial liabilities
Trade and other payables	~~W~~	7,980,203		[1]	~~W~~	7,017,639		[1]
Borrowings		8,437,703	8,578,827			7,316,298	7,643,116
Other financial liabilities
Financial liabilities at amortized cost		263,500		[1]		132,558		[1]
Financial liabilities at fair value through profit or loss		216,040	216,040			2,682	2,682
Derivative financial liabilities for hedging		18,126	18,126			127,929	127,929

Total	~~W~~	16,915,572			~~W~~	14,597,106

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables is excluded from the fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2021 and 2020, are as follows:

	December 31, 2021
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	491,713	~~W~~	—	~~W~~	491,713
Other financial assets
Financial assets at fair value through profit or loss		24,285		310,095		617,939		952,319
Financial assets at fair value through other comprehensive income		17,328		7,176		323,373		347,877
Derivative financial assets for hedging		—		67,888		31,565		99,453
Investment properties		—		—		4,263,381		4,263,381

Total	~~W~~	41,613	~~W~~	876, 872	~~W~~	5,236,258	~~W~~	6,154,743

Liabilities
Borrowings	~~W~~	—	~~W~~	8,578,827	~~W~~	—	~~W~~	8,578,827
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		708		215,332		216,040
Derivative financial liabilities for hedging		—		18,126		—		18,126

Total	~~W~~	—	~~W~~	8,597,661	~~W~~	215,332	~~W~~	8,812,993

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,118,619	~~W~~	—	~~W~~	1,118,619
Other financial assets
Financial assets at fair value through profit or loss		46,449		330,961		432,509		809,919
Financial assets at fair value through other comprehensive income		5,606		202,121		50,789		258,516
Derivative financial assets for hedging		—		7,684		—		7,684
Investment properties		—		—		2,645,482		2,645,482

Total	~~W~~	52,055	~~W~~	1,659,385	~~W~~	3,128,780	~~W~~	4,840,220

Liabilities
Borrowings	~~W~~	—	~~W~~	7,643,116	~~W~~	—	~~W~~	7,643,116
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		45		2,637		2,682
Derivative financial liabilities for hedging		—		123,735		4,194		127,929

Total	~~W~~	—	~~W~~	7,766,896	~~W~~	6,831	~~W~~	7,773,727

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2021
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	432,509	~~W~~	50,789	~~W~~	(4,194)	~~W~~	2,637
Acquisition		441,068		118,648		—		205,323
Reclassification		(25,757)		14,633		—		—
Changes in Consolidation Scope		353		(3,051)		—		46,208
Disposal		(325,401)		(5,325)		—		—
Amount recognized in profit or loss [1,2]		95,167		71		43,150		(38,836)
Amount recognized in other comprehensive income [1]		—		147,608		(7,391)		—

Ending balance	~~W~~	617,939	~~W~~	323,373	~~W~~	31,565	~~W~~	215,332

(in millions of Korean won)	2020
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss		Derivative financial liabilities (assets) for hedging
Beginning balance	~~W~~	495,141	~~W~~	42,054	~~W~~	—	~~W~~	(17,788)
Acquisition		374,259		13,142		2,798		—
Reclassification		208		—		—		—
Disposal		(451,663)		(571)		—		—
Amount recognized in profit or loss [1,2]		14,564		(428)		(161)		29,345
Amount recognized in other comprehensive income [1]		—		(3,408)		—		(7,363)

Ending balance	~~W~~	432,509	~~W~~	50,789	~~W~~	2,637	~~W~~	4,194

[1]	The recognition of gains and losses on derivatives financial liabilities (assets) for hedging purposes consists entirely of derivatives valuation losses.
[2]	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation losses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2021 and 2020, are as follows:

	December 31, 2021
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	491,713	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		928,034	2,3	DCF Model, Adjusted Net Asset Model
Financial assets at fair value through other comprehensive income		330,549	2,3	DCF Model, Market approach Model
Derivative financial assets for hedging		99,453	2,3	Hull-White Model, DCF Model
Investment properties		4,263,381	3	DCF Model
Liabilities
Borrowings	~~W~~	8,578,827	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		216,040	2,3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		18,126	2	DCF Model

	December 31, 2020
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,118,619	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		763,470	2,3	DCF Model, Adjusted Net Asset Model
Financial assets at fair value through other comprehensive income		252,910	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		7,684	2	DCF Model
Investment properties		2,645,482	3	DCF Model
Liabilities
Borrowings	~~W~~	7,643,116	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		2,682	2,3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		127,929	2,3	Hull-White Model, DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2021 and 2020, are as follows:

	2021				2020
(in millions of Korean won)	Derivatives used for hedging		Derivatives held for trading		Derivatives used for hedging		Derivatives held for trading
I. Beginning balance	~~W~~	2,257	~~W~~	—	~~W~~	3,682	~~W~~	—
II. New transactions		—		—		—		—
III. Recognized at fair value through profit or loss		(1,425)		—		(1,425)		—

IV. Ending balance (I+II+III)	~~W~~	832	~~W~~	—	~~W~~	2,257	~~W~~	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

39.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others

Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As at December 31, 2020, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As at December 31, 2020, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	~~W~~	2,343,487	~~W~~	5,202,439	~~W~~	2,256,256	~~W~~	9,802,182
Assets recognized in statement of financial position
Other financial assets	~~W~~	40,587	~~W~~	237,841	~~W~~	—	~~W~~	278,428
Joint ventures and associates		125,009		246,440		—		371,449

Total	~~W~~	165,596	~~W~~	484,281	~~W~~	—	~~W~~	649,877

Maximum loss exposure [1]
Investment assets	~~W~~	165,596	~~W~~	484,281	~~W~~	—	~~W~~	649,877
Investment agreement, etc		—		63,489		—		63,489

Total	~~W~~	165,596	~~W~~	547,770	~~W~~	—	~~W~~	713,366

[1]

Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	December 31, 2020
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	~~W~~	2,004,869	~~W~~	4,380,534	~~W~~	2,152,412	~~W~~	8,537,815
Assets recognized in statement of financial position
Other financial assets	~~W~~	29,874	~~W~~	128,332	~~W~~	—	~~W~~	158,206
Joint ventures and associates		51,607		219,753		—		271,360

Total	~~W~~	81,481	~~W~~	348,085	~~W~~	—	~~W~~	429,566

Maximum loss exposure [1]
Investment assets	~~W~~	81,481	~~W~~	348,085	~~W~~	—	~~W~~	429,566
Investment agreement, etc		—		29,130		—		29,130

Total	~~W~~	81,481	~~W~~	377,215	~~W~~	—	~~W~~	458,696

[1]

Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

40.	Information About Non-Controlling Interests

(1)	Changes in Accumulated Non-Controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2021 and 2020, is as follows:

(in millions of Korean won)	2021
	Non-controlling interests’ rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	~~W~~	388,900	~~W~~	24,795	~~W~~	(8,279)	~~W~~	5,279	~~W~~	410,695
BC Card Co., Ltd.	30.5%		411,826		34,496		(6,434)		59,040		498,928
KTIS Corporation	68.6%		120,071		17,715		(1,837)		(709)		135,240
KTCS Corporation	67.8%		129,502		21,394		(2,211)		(3,574)		145,111
Nasmedia, Co., Ltd.	56.0%		112,549		15,185		(3,808)		255		124,181

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	2020
	Non-controlling interests’ rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	~~W~~	375,906	~~W~~	22,171	~~W~~	(8,279)	~~W~~	(898)	~~W~~	388,900
BC Card Co., Ltd.	30.5%		417,475		9,899		(22,787)		7,239		411,826
KT Powertel Co., Ltd.	55.2%		54,276		2,151		(478)		(202)		55,747
KT Alpha Co., Ltd.
(KT Hitel Co., Ltd.)	32.9%		54,709		(1,840)		—		(2,563)		50,306

(2)	Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-group eliminations is as follows:

(in millions of Korean won)	December 31, 2021
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Current assets	~~W~~	408,484	~~W~~	1,991,152	~~W~~	124,420	~~W~~	302,953	~~W~~	409,345
Non-current assets		867,161		1,942,275		244,941		113,797		81,049
Current liabilities		249,676		1,658,476		103,927		189,641		248,648
Non-current liabilities		220,018		822,528		73,691		44,530		19,970
Equity		805,951		1,452,423		191,743		182,579		221,776

(in millions of Korean won)	December 31, 2020
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)
Current assets	~~W~~	480,450	~~W~~	1,785,914	~~W~~	90,056	~~W~~	140,948
Non-current assets		439,026		1,298,484		29,638		148,001
Current liabilities		153,236		1,602,667		17,045		74,045
Non-current liabilities		21,803		176,083		1,788		18,554
Equity		744,437		1,305,648		100,861		196,350

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Summarized consolidated statements of comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Sales	~~W~~	763,223	~~W~~	3,579,438	~~W~~	468,004	~~W~~	965,721	~~W~~	124,161
Profit for the year		62,309		120,308		24,944		19,034		27,120
Other comprehensive income (loss)		12,686		2,270		3,725		(2,120)		871
Total comprehensive income		74,995		122,578		28,669		16,914		27,991

(in millions of Korean won)	2020
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)
Sales	~~W~~	698,715	~~W~~	3,386,364	~~W~~	65,564	~~W~~	349,404
Profit for the year		58,190		39,455		3,809		2,080
Other comprehensive income (loss)		(2,543)		22,341		(368)		(10,780)
Total comprehensive income		55,647		61,796		3,442		(8,700)

Summarized consolidated statements of cash flows for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Cash flows from operating activities	~~W~~	102,947	~~W~~	(157,645)	~~W~~	49,011	~~W~~	6,945	~~W~~	44,500
Cash flows from investing activities		(352,116)		(283,313)		(27,143)		(1,039)		(16,966)
Cash flows from financing activities		230,010		526,563		(23,126)		(16,622)		(9,843)
Net increase (decrease) in cash and cash equivalents		(19,159)		85,605		(1,258)		(10,716)		17,691
Cash and cash equivalents at beginning of year		99,834		240,584		31,779		75,440		53,720
Exchange differences and others		(3)		293		—		(840)		(15)
Cash and cash equivalents at end of the year		80,672		326,482		30,521		63,884		71,396

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	2020
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)
Cash flows from operating activities	~~W~~	160,934	~~W~~	(119,163)	~~W~~	6,011	~~W~~	62,521
Cash flows from investing activities		(105,293)		58,042		(3,353)		(58,186)
Cash flows from financing activities		(19,650)		22,790		(1,515)		(1,856)
Net increase (decrease) in cash and cash equivalents		35,991		(38,331)		1,143		2,479
Cash and cash equivalents at beginning of year		63,850		279,162		6,217		37,043
Exchange differences		(7)		(247)		—		(83)
Cash and cash equivalents at end of the year		99,834		240,584		7,360		39,439

(3)	Transactions with Non-Controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2021 and 2020 is summarized as follows:

(in millions of Korean won)	2021		2020
Carrying amount of non-controlling interests acquired	~~W~~	14,702	~~W~~	1,750
Consideration paid to non-controlling interests		1,095		9,878

Effect of changes in equity (net amount)	~~W~~	15,797	~~W~~	11,628

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.	Business Combination

KT Skylife Co., Ltd., a subsidiary of the Group, acquired 7,000,000 common shares (100%) of Hyundai HCN Co., Ltd. for ~~W~~ 515,091 million on September 30, 2021 to strengthen the competitiveness of the paid broadcasting business and create synergy and changed its name to HCN Co., Ltd.

KT ES Pte. Ltd., a subsidiary of the group, acquired 81,320,642 common shares (100%) of Epsilon Global Communications Pte. Ltd. for USD 135 million on September 30, 2021 to expand its global telecommunications business and create synergy.

The details of major business combinations that occurred for the years ended December 31, 2021, are as follows.

(in millions of Korean won)	Major transfer business	Business combination date	Transfer price
HCN Co., Ltd.	Cable television service	Sep. 30, 2021	~~W~~	515,091
Epsilon Global Communications Pte. Ltd.	Network service industry	Sep. 30, 2021		159,738

The values of assets and liabilities acquired on the acquisition date from major business combinations for the year ended December 31, 2021, are as follows:

(in millions of Korean won)	HCN Co., Ltd.		Epsilon Global Communications Pte. Ltd.
I. Total transfer price (A)	~~W~~	515,091	~~W~~	159,738
II. Amount recognized as identifiable assets and liabilities
Non-current assets		243,397		73,810
Current assets		104,574		19,003
Non-current liabilities		49,409		36,773
Current liabilities		36,151		46,008
Total identifiable net assets (B)		262,411		10,032
III. Non-controlling interest (C)		—		—
IV. Fair value of net assets acquired (D=B-C)		262,411		10,032

V. Goodwill (E=A-D)	~~W~~	252,680	~~W~~	149,706

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The fair values of assets and liabilities acquired on the acquisition date from major business combinations for the year

(in millions of Korean won)	HCN Co., Ltd.		Epsilon Global Communications Pte. Ltd.
Fair value of identifiable assets	~~W~~	347,971	~~W~~	92,813
Cash and cash equivalents		57,322		7,470
Trade and other receivables		34,820		11,533
Other financial assets		8,847		—
Finance lease receivables		4,119		—
Property and equipment		90,895		21,457
Investment properties		7,178		—
Right-of-use assets		2,601		34,254
Intangible assets		1,819		3,311
Customer relationship (Intangible assets)		125,893		12,964
Deferred income tax assets		—		1,824
Long-term finance lease receivables		3,108		—
Other non-current assets		6,644		—
Investments in associates and joint ventures		2,760		—
Other non-current financial assets		1,965		—
Fair value of identifiable liabilities		85,560		82,781
Trade and other payables		32,075		22,648
Lease liabilities		2,620		40,021
Current provisions		345		—
Current income tax liabilities		2,401		—
Other current liabilities		2,940		680
Net defined benefit liabilities		4,535		—
Deferred income tax liabilities		40,376		2,204
Other non-current liabilities		268		631
Borrowings		—		16,597

Fair value of identifiable net assets	~~W~~	262,411	~~W~~	10,032

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Intangible assets additionally identified by the Group as a result of major business combinations for the year

(in millions of Korean won)	Goodwill		Customer relationship
HCN Co., Ltd.	~~W~~	252,680	~~W~~	125,893
Epsilon Global Communications Pte. Ltd.		149,706		12,964

Operating income and net profit and loss before elimination of intercompany transactions of the acquired companies transferred through major business combinations for the year ended December 31, 2021, are as follows:

(in millions of Korean won)	After business combination				2021
	Operating income		Profit (loss) for the year		Operating income		Profit (loss) for the year
HCN Co., Ltd.	~~W~~	60,195	~~W~~	7,882	~~W~~	244,570	~~W~~	21,821
Epsilon Global Communications Pte. Ltd.		15,207		(2,866)		59,574		(12,592)

42.	Events After the Reporting Period

The Group has issued the following bonds since the end of the reporting period.

Type	Issued date	Face value (in millions of Korean won)		Interest rate	Redemption date
The 196-1st Public bond	Jan. 27, 2022	~~W~~	270,000	2.596%	Jan. 27, 2025
The 196-2nd Public bond	Jan. 27, 2022		100,000	2.637%	Jan. 27, 2027
The 196-3rd Public bond	Jan. 27, 2022		30,000	2.741%	Jan. 27, 2032

After the current reporting period, in accordance with a resolution of the Board of Directors on February 15, 2022, the Group decided to transfer its Cloud/IDC business to KT Cloud Co., Ltd., a newly established company owned by the Group, through an investment in kind on April 1, 2022. The Group aims to enhance the value of the Cloud/IDC business and foster KT Cloud Co., Ltd. as a specialized company.

KT Corporation

Separate Financial Statements

December 31, 2021 and 2020

KT Corporation

Index

December 31, 2021 and 2020

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion

We have audited the accompanying separate financial statements of KT Corporation (the Company), which comprise the separate statements of financial position as at December 31, 2021 and 2020, and the separate statements of profit or loss, separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2021 and 2020, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2021, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated March 10, 2022 expressed an unqualified opinion.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

1

Cash-Generating Unit Impairment Assessment

•	Why the matter was determined to be a key audit matter

As described in Note 2.15 in the separate financial statements, the Company assesses whether indicators of impairment on assets exist at the end of every reporting period in accordance with Korean IFRS 1036 Impairment of Assets, and tests for impairment whenever there is an impairment indicator. Given that there is a significant difference between the market value of the Company and the total net assets of the Company, the Company determined that indicators of impairment on the cash-generating units (“the CGUs”) with respect to the wire, wireless, and corporate business existed as at December 31, 2021. Management completed an impairment assessment, and no impairment loss was recognized as the recoverable amount of each of the CGUs exceeds their respective carrying amounts.

To determine the recoverable amounts of the CGUs, the Company estimated future cash flows which reflected forecast information such as the number of users for communication services, average profit per user (“ARPU”), and other assumptions. Another critical assumption was the determination of a discount rate to apply to these forecasted future cash flows. Significant judgment is used by management in determining these key assumptions.

The carrying amounts of assets allocated to each of the CGUs are material in the separate financial statements. Management’s assumptions have a significant impact on determining the recoverable amounts. This results in a high degree of judgment, effort and specialized knowledge being used by management. Therefore, we determined that the impairment assessment of assets allocated to each of the aforementioned CGUs as a key audit matter.

•	How the matter was addressed in the audit:

We have performed the following audit procedures to address the above key audit matter:

•	We obtained an understanding of the Company’s procedures for asset impairment assessment and evaluated relevant internal controls.

•	We obtained an understanding of the Company’s procedures to identify the CGUs and evaluated relevant internal controls.

•	We evaluated the appropriateness of valuation models used by management to estimate the recoverable amounts.

•	We evaluated the appropriateness of internal and external information used by management to estimate the recoverable amounts.

•	We assessed the consistency of key assumptions used by management to estimate the recoverable amounts, by comparing the historical results, current market conditions and future business plans.

•	We used independent auditor’s experts to assess management’s valuation models and assumptions.

2

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

3

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Ho-Sung Han, Certified Public Accountant.

Seoul, Korea

March 10, 2022

This report is effective as of March 10, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

4

KT Corporation

Separate Statements of Financial Position

December 31, 2021 and 2020

(in millions of Korean won)
	Notes	December 31, 2021		December 31, 2020
Assets

Current assets
Cash and cash equivalents	4,5	~~W~~	1,708,714	~~W~~	1,541,210
Trade and other receivables, net	4,6		3,092,397		3,127,040
Other financial assets	4,7		104,062		268,046
Inventories, net	8		289,345		353,310
Other current assets	9		1,972,529		1,866,128

Total current assets			7,167,047		7,155,734

Non-current assets
Trade and other receivables, net	4,6		750,820		1,080,282
Other financial assets	4,7		591,201		180,780
Property and equipment, net	11		12,021,117		11,999,717
Right-of-use assets	21		1,078,129		1,152,153
Investment properties, net	12		997,344		735,563
Intangible assets, net	13		2,236,564		1,583,456
Investments in subsidiaries, associates and joint ventures	14		3,816,915		3,505,017
Other non-current assets	9		703,232		635,224

Total non-current assets			22,195,322		20,872,192

Total assets		~~W~~	29,362,369	~~W~~	28,027,926

The above separate statements of financial position should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Statements of Financial Position

December 31, 2021 and 2020

(in millions of Korean won)
		December 31, 2021		December 31, 2020
Liabilities

Current liabilities
Trade and other payables	4,15	~~W~~	4,523,621	~~W~~	4,276,962
Borrowings	4,16		1,338,207		1,228,777
Other financial liabilities	4, 7		17,807		—
Current income tax liabilities	30		104,481		76,036
Provisions	17		155,660		152,971
Deferred income			48,977		53,836
Other current liabilities	9		779,967		819,385

Total current liabilities			6,968,720		6,607,967

Non-current liabilities
Trade and other payables	4,15		1,259,709		738,275
Borrowings	4,16		5,611,447		5,716,991
Other financial liabilities	4,7		5,572		120,349
Net defined benefit liabilities	18		116,456		270,290
Provisions	17		77,284		79,774
Deferred income	26		187,309		141,554
Deferred income tax liabilities	30		487,107		271,454
Other non-current liabilities	9		783,871		877,715

Total non-current liabilities			8,528,755		8,216,402

Total liabilities			15,497,475		14,824,369

Equity
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		11,931,481		11,233,714
Accumulated other comprehensive income	24		125,610		42,906
Other components of equity	24		(1,196,954)		(1,077,820)

Total equity			13,864,894		13,203,557

Total liabilities and equity		~~W~~	29,362,369	~~W~~	28,027,926

The above separate statements of financial position should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Statements of Profit or Loss

Years Ended December 31, 2021 and 2020

(in millions of Korean won, except per share amounts)
	Notes	2021		2020
Operating revenue	26	~~W~~	18,387,434	~~W~~	17,879,281
Operating expenses	27		17,319,161		17,001,042

Operating profit			1,068,273		878,239
Other income	28		346,907		396,484
Other expenses	28		244,261		464,981
Finance income	29		638,931		452,709
Finance costs	29		488,533		449,153

Profit before income tax			1,321,317		813,298
Income tax expense	30		330,826		147,805

Profit for the year		~~W~~	990,491	~~W~~	665,493

Earnings per share
Basic earnings per share	31	~~W~~	4,211	~~W~~	2,714
Diluted earnings per share	31		4,203		2,713

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(in millions of Korean won)
	Notes	2021		2020
Profit for the year		~~W~~	990,491	~~W~~	665,493

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		31,025		(26,790)
Gain on valuation of equity instruments at fair value through other comprehensive income			116,913		1,566
Items that may be subsequently reclassified to profit or loss:
Gain (loss) on valuation of debt instruments at fair value through other comprehensive income	4		(15,110)		(9,693)
Valuation gain (loss) on cash flow hedges	4,7		137,865		(81,301)
Other comprehensive income from cash flow hedges reclassified to profit or loss	4		(133,728)		108,770

Total other comprehensive income (loss)		~~W~~	136,965	~~W~~	(7,448)

Total comprehensive income for the year		~~W~~	1,127,456	~~W~~	658,045

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

8

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

(in millions of Korean won)
	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,866,582	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,893,296

Comprehensive income
Profit for the year			—		—		665,493		—		—		665,493
Loss on valuation of financial assets at fair value through other comprehensive income	4,30		—		—		(115)		(8,012)		—		(8,127)
Remeasurements of the net defined benefit liability	18,30		—		—		(26,790)		—		—		(26,790)
Valuation gain on cash flow hedge	4,30		—		—		—		27,469		—		27,469

Total comprehensive income for the year			—		—		638,588		19,457		—		658,045

Transactions with equity holders
Dividends paid	32		—		—		(269,766)		—		—		(269,766)
Appropriation of retained earnings related to loss on disposal of treasury stock	23		—		—		(1,690)		—		1,690		—
Acquisition of treasury stock	24		—		—		—		—		(110,097)		(110,097)
Disposal of treasury stock	24		—		—		—		—		33,213		33,213
Others			—		—		—		—		(1,134)		(1,134)

Balance at December 31, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557

Balance at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557

Comprehensive income
Profit for the year			—		—		990,491		—		—		990,491
Loss on valuation of financial assets at fair value through other comprehensive income	4,30		—		—		23,236		78,567		—		101,803
Remeasurements of the net defined benefit liability	18,30		—		—		31,025		—		—		31,025
Valuation gain on cash flow hedge	4,30		—		—		—		4,137		—		4,137

Total comprehensive income for the year			—		—		1,044,752		82,704		—		1,127,456

Transactions with equity holders
Dividends paid	32		—		—		(326,487)		—		—		(326,487)
Appropriation of retained earnings related to loss on disposal of treasury stock	23		—		—		(20,498)		—		20,498		—
Acquisition of treasury stock	24		—		—		—		—		(190,105)		(190,105)
Disposal of treasury stock	24		—		—		—		—		50,954		50,954
Others			—		—		—		—		(481)		(481)

Balance at December 31, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

9

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in millions of Korean won)
	Notes	2021		2020
Cash flows from operating activities
Cash generated from operations	33	~~W~~	4,998,368	~~W~~	4,227,540
Interest paid			(228,368)		(234,211)
Interest received			230,509		222,101
Dividends received			76,629		132,033
Income tax refunded (paid)			(117,810)		68,599

Net cash inflow from operating activities			4,959,328		4,416,062

Cash flows from investing activities
Collection of loans			47,254		58,587
Disposal of current financial instruments at amortized cost			189,976		—
Disposal of non-current financial instruments at amortized cost			—		1
Disposal of financial assets at fair value through profit or loss			33,651		361
Disposal of financial assets at fair value through other comprehensive income			36,749		288
Disposal of investments in subsidiaries, associates and joint ventures			70,785		1,381
Disposal of assets held-for-sale			—		119,182
Disposal of property and equipment			40,722		20,162
Disposal of intangible assets			6,036		4,916
Disposal of right-of-use assets			110		1,862
Loans granted			(42,815)		(42,549)
Acquisition of current financial instruments at amortized cost			—		(190,149)
Acquisition of financial assets at fair value through profit or loss			(71,899)		(7,309)
Acquisition of financial assets at fair value through other comprehensive income			(40,182)		—
Acquisition of investments in subsidiaries, associates and joint ventures			(383,221)		(113,141)
Acquisition of property and equipment			(2,946,975)		(2,931,876)
Acquisition of intangible assets			(633,847)		(394,033)
Acquisition of right-of-use assets			(3,330)		(4,956)

Net cash outflow from in investing activities			(3,696,986)		(3,477,273)

Cash flows from financing activities
Proceeds from borrowings and bonds			1,038,456		1,113,964
Settlement of derivative assets and liabilities, net			216		36,594
Dividend paid			(326,487)		(269,766)
Repayments of borrowings and debentures			(1,223,841)		(1,059,065)
Acquisition of treasury stock			(190,105)		(110,097)
Decrease in lease liabilities			(393,634)		(437,171)

Net cash outflow from financing activities	34		(1,095,395)		(725,541)

Effect of exchange rate change on cash and cash equivalents			557		(435)

Net increase in cash and cash equivalents			167,504		212,813
Cash and cash equivalents
Beginning of the year	5		1,541,210		1,328,397

End of the year	5	~~W~~	1,708,714	~~W~~	1,541,210

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

10

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeonga-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-shares, were issued on the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at December 31, 2021, the Korean government does not own any shares in the Company.

11

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments)

•	Assets held-for-sale – measured at fair value less costs to sell

•	Defined benefit pension plans – plan assets measured at fair value

The preparation of the separate financial statement requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS 1116 Lease – Practical Expedient for COVID-19 – Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments do not have a significant impact on the financial statements.

12

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Lease – Interest Rate Benchmark Reform (Phase 2 Amendments)

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The Company is in review for the impact of these amendments on the financial statements (Notes 7 and 16).

(2)	New standards and interpretations not yet adopted by the Company

The following new accounting standards and interpretations have been published, but are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Company.

•	Amendments to Korean IFRS 1116 Lease – Concession on COVID-19 - Related Rent Concessions Beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. The amendment should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment - Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company is in review for the impact of these amendments on the financial statements

13

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review for the impact of these amendments on the financial statements.

•	Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Accounting Policies

The amendments to Korean IFRS 1001 define and require entities to disclose their material accounting policies. The IASB amended IFRS Practice Statement 2 Disclosure of Accounting Policies to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review for the impact of these amendments on the financial statements.

•	Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

14

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS 1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS 1116 Leases – Lease incentives

•	Korean IFRS 1041 Agriculture – Measuring fair value

2.3	Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

2.4	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Company are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income or other expense’.

15

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5	Financial Assets

(a)	Classification

The Company classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income, and

•	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or the issuance of the financial liabilities. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

16

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs or operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

B.	Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (and reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.

17

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(c)	Impairment

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Company applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.6	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 37.

18

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, and the ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.7	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Company’s accounting for trade receivables and Note 2.5 (c) for a description of the Company’s impairment policies.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit.

2.9	Non-Current Assets (or Disposal Group) Held-for-Sale

Non-current assets (or disposal group) are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continued use and when a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less selling costs.

19

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.10	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	10 – 40 years
Structures	10 – 40 years
Telecommunications equipment	2 – 40 years
Vehicles	4 years
Tools	4 years
Office equipment	2 – 4 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Investment property is a property held to earn rentals or for capital appreciation or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.12	Intangible Assets

(a)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

20

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(a)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	6 years
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) included in others are classified as intangible assets with indefinite useful life.

2.13	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.14	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.15	Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company estimates the recoverable amount for each asset, and in cases when the recoverable amount cannot be estimated for an individual asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

21

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.16	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.17	Financial Liabilities

(a)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

The loan is initially recognized as the amount obtained by subtracting the transaction cost incurred from the fair value and is then measured as amortized cost. The difference between the consideration received (after deducting the transaction cost) and the repayment amount is recognized as profit or loss over the period using the effective interest rate method. Fees paid to receive the borrowing limit are recognized as transaction costs for loans to the extent that they are likely to be borrowed as part or all of the borrowing limit. In this case, the fee will be deferred until the borrowing is executed. There is a high possibility that borrowing will be executed as part or all of the borrowing limit agreement (relevant fees to the extent that there is no evidence) are recognized as assets as advance payments for services that provide liquidity and then amortized over the relevant borrowing limit period.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

22

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading and financial liabilities designated as at fair value through profit or loss. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designed as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Company.

2.18	Employee Benefits

(a)	Post-employment benefits

The Company operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

23

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(c)	Long-term employee benefits

Certain entities within the Company provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Company recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.19	Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.20	Provisions

Provisions for service warranties, make good obligation, and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.21	Leases

(a)	Lessee

The Company leases various repeater server racks, offices, communication line facilities, machinery, and cars.

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

24

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Company (the lessee) under residual value guarantees

•	The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs

•	restoration costs

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

25

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low-value assets are comprised of tools, equipment, and others.

(b)	Lessor

Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

(c)	Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Company. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Company and not by the respective lessor. Information on critical accounting estimates and assumptions related to the determination of the lease term is presented in Note 3.

2.22	Share Capital

The Company classifies ordinary shares as equity.

Where the Company purchases its own shares, the consideration paid including any directly attributable incremental costs is deducted from equity attributable to the equity holders of the Company until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Company.

2.23	Revenue Recognition

(a)	Identifying performance obligations

The Company mainly provides telecommunication services and sells handsets. The Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.

(b)	Allocation the transaction price and revenue recognition

The Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Company would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers. The Company recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

26

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(c)	Incremental contract acquisition costs

The Company pays the commission fees when new customers subscribe for telecommunication services. The incremental contract acquisition costs are those commission fees that the Company incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Company recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Company may recognize the incremental contract acquisition cost as an expense when it is incurred if the amortization period of the asset is one year or less.

2.24	Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

27

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the Company has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

The Company adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Company and its subsidiaries based on systematic and reasonable methods.

2.25	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26	Approval of Issuance of the Financial Statements

The separate financial statements of 2021 were approved for issuance by the Board of Directors on February 9, 2022 and are subject to change with the approval of shareholders at their Annual General Meeting.

28

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The spread of Coronavirus disease 2019 (“COVID-19”) has been posing a material impact on the global economy in 2021. It may have a negative impact, such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Company.

Significant accounting estimates and assumptions applied in the preparation of the separate financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot presently be determined.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in the relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Company determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations to assess non-financial assets (including goodwill) for impairment (Notes 13 and 14).

3.2	Income Taxes

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 30).

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty in measuring the final tax effects.

29

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.3	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 37).

3.4	Impairment of Financial Assets

The provisions for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period (Note 36).

3.5	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

3.6	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 17, the Company records provisions for litigation and assets retirement obligations as at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful Lives of Property and Equipment and Investment Property

Property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships and golf club memberships, are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

30

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.9	Critical Judgements in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of properties, machineries and communication line facilities, the following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Company is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

•	Otherwise, the Company considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

31

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,708,714	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,708,714
Trade and other receivables		3,351,504		—		491,713		—		3,843,217
Other financial assets		72,501		299,410		226,331		97,021		695,263

(in millions of Korean won)	December 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	5,783,330	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,783,330
Borrowings		6,949,654		—		—		—		6,949,654
Other financial liabilities		—		5,329		18,050		—		23,379
Lease liabilities		—		—		—		966,700		966,700

(in millions of Korean won)	December 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,541,210	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,541,210
Trade and other receivables		3,088,703		—		1,118,619		—		4,207,322
Other financial assets		262,477		155,805		22,860		7,684		448,826

(in millions of Korean won)	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	5,015,237	~~W~~	—	~~W~~	—	~~W~~	5,015,237
Borrowings		6,945,768		—		—		6,945,768
Other financial liabilities				120,349				120,349
Lease liabilities		—		—		1,066,144		1,066,144

32

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Gains and losses arising from financial instruments by category for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Financial assets at amortized cost
Interest income	~~W~~	35,496	~~W~~	23,238
Impairment loss		(71,709)		(89,244)
Gain on foreign currency transactions		9,773		3,744
Gain (loss) on foreign currency translation		6,134		(4,000)
Financial assets at fair value through profit or loss
Dividend income		7		8
Gain on valuation [1]		92,347		13,063
Gain (loss) on disposal		29,162		(576)
Financial assets at fair value through other comprehensive income
Interest income		222,038		227,629
Loss on disposal		(22,695)		(8,152)
Other comprehensive income (loss) for the year [2]		101,803		(8,127)
Gain on valuation		16,793		—
Derivative assets used for hedging
Gain on transactions		(6,209)		6,850
Gain (loss) on valuation		199,736		(2,707)
Other comprehensive income (loss) for the year [2]		140,978		(2,374)
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(139,057)		3,643
Financial liabilities at amortized cost
Interest expense		(200,631)		(197,446)
Loss on foreign currency transactions		(1,208)		(10,225)
Gain (loss) on foreign currency translation		(189,075)		147,927
Derivative liabilities used for hedging
Loss on transactions		—		(834)
Loss on valuation		(7,206)		(153,415)
Other comprehensive loss for the year [2]		(3,113)		(78,927)
Reclassified to profit or loss from other comprehensive income for the year [2,3]		5,328		105,127
Lease liabilities
Interest expense		(32,171)		(41,479)

Total	~~W~~	186,521	~~W~~	(66,277)

[1]	The amounts includes gain (loss) on foreign currency translation of financial asset at fair value through profit or loss

[2]	The amounts directly reflected in equity are after adjustments of deferred income tax.

[3]

During the current and previous year, certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedges in other comprehensive income was reclassified to profit or loss for the year.

33

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020		Description
Bank deposits	~~W~~	15,527	~~W~~	18,848	Deposits restricted for government projects and others

Cash and cash equivalents in the separate statement of financial position are equal to cash and cash equivalents in the separate statement of cash flows.

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2021 and 2020, are as follows:

	December 31, 2021
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,899,669	~~W~~	(280,059)	~~W~~	(7,615)	~~W~~	2,611,995
Other receivables		528,562		(44,374)		(3,786)		480,402

Total	~~W~~	3,428,231	~~W~~	(324,433)	~~W~~	(11,401)	~~W~~	3,092,397

Non-current assets
Trade receivables	~~W~~	579,253	~~W~~	(2,602)	~~W~~	(16,973)	~~W~~	559,678
Other receivables		201,193		—		(10,051)		191,142

Total	~~W~~	780,446	~~W~~	(2,602)	~~W~~	(27,024)	~~W~~	750,820

	December 31, 2020
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,990,693	~~W~~	(259,917)	~~W~~	(8,631)	~~W~~	2,722,145
Other receivables		464,889		(53,824)		(6,170)		404,895

Total	~~W~~	3,455,582	~~W~~	(313,741)	~~W~~	(14,801)	~~W~~	3,127,040

Non-current assets
Trade receivables	~~W~~	874,032	~~W~~	(3,833)	~~W~~	(33,836)	~~W~~	836,363
Other receivables		257,443		(5)		(13,519)		243,919

Total	~~W~~	1,131,475	~~W~~	(3,838)	~~W~~	(47,355)	~~W~~	1,080,282

34

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The fair values of trade and other receivables with original maturities less than one year are equal to their carrying amount because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by discounting the expected future cash flow at the weighted average interest rate.

Details of changes in provisions for impairment for the years ended December 31, 2021 and 2020, are as follows:

	2021				2020
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning	~~W~~	263,750	~~W~~	53,829	~~W~~	247,911	~~W~~	48,996
Provision		54,669		17,040		69,152		20,091
Written-off / transfer out		(35,758)		(26,495)		(53,313)		(15,258)

Ending	~~W~~	282,661	~~W~~	44,374	~~W~~	263,750	~~W~~	53,829

Provision for impairment on trade and other receivables is recognized as operating expenses, other expenses and finance costs.

Details of other receivables as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Loans	~~W~~	55,184	~~W~~	58,799
Receivables		338,951		313,073
Accrued income		874		1,355
Refundable deposits		319,357		325,545
Others		1,552		3,871
Provision for impairment		(44,374)		(53,829)

Total	~~W~~	671,544	~~W~~	648,814

The maximum exposure of trade and other receivables to credit risks is the carrying amount of each class of receivables mentioned above as at December 31, 2021.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

35

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Other financial assets
Financial assets measured at amortized cost [1]	~~W~~	72,501	~~W~~	262,477
Financial assets at fair value through profit or loss [1,2]		299,410		155,805
Financial assets at fair value through other comprehensive income		226,331		22,860
Derivatives used for hedging		97,021		7,684
Less: Non-current		(591,201)		(180,780)

Current	~~W~~	104,062	~~W~~	268,046

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	5,329	~~W~~	—
Derivatives used for hedging		18,050		120,349
Less: Non-current		(5,572)		(120,349)

Current	~~W~~	17,807	~~W~~	—

[1]

As at December 31, 2021, the Company’s financial instruments amount to ~~W~~ 22,501 million (December 31, 2020: ~~W~~ 22,501 million), which consist of checking account deposits and time deposits and others, are subject to withdrawal restrictions.

[2]	Investment in Korea Software Financial Cooperative amounting to ~~W~~ 1,136 million is provided as collateral.

Details of financial assets at fair value through profit or loss as at December 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	147	~~W~~	110
Debt instruments		297,371		155,695
Derivative liabilities held for trading [1]		1,892		—
Less: Non-current		(299,410)		(155,805)

Current	~~W~~	—	~~W~~	—

[1]	Call Option recognized relating to the acquisition of Epsilon Global Communications Pte. Ltd. during the current period. (Note 20).

The maximum exposure of debt instruments of financial assets at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2021.

36

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Details of financial assets at fair value through other comprehensive income as at December 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	35,510	~~W~~	1,825
Equity instruments (Unlisted)		190,821		21,035
Less: Non-current		(226,331)		(22,860)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity investments, any balance within the other comprehensive income for these equity investments is not reclassified profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income of these debt investments is reclassified to profit or loss.

Derivatives used for hedging as at December 31, 2021 and December 31, 2020, are as follows:

	December 31, 2021				December 31, 2020
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Currency swap [1,2]	~~W~~	97,021	~~W~~	18,050	~~W~~	7,684	~~W~~	120,349
Less: Non-current		(65,456)		(243)		(2,111)		(120,349)

Current	~~W~~	31,565	~~W~~	17,807	~~W~~	5,573	~~W~~	—

[1]

The currency swap contract is entered to hedge bond payables’ cash flow fluctuation risks arising from fluctuations of interest rates and exchange rates, and the maximum expected period exposed to cash flow fluctuation risks due to the forecast transactions subject to hedge is September 7, 2034.

2.

The amounts of derivatives subject to interest rate benchmark reform (phase 2 amendments) is ~~W~~21,236 million, and the Company is considering the impact of switching to alternative interest rate indicator.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gain and loss on the derivative contracts for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)
	2021						2020
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive loss[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Currency swap	~~W~~	199,736	~~W~~	7,206	~~W~~	186,455	~~W~~	—	~~W~~	156,122	~~W~~	(110,208)

[1]	Before adjustment of deferred income tax directly reflected in equity.

37

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The ineffective portion recognized in profit or loss concerning cash flow hedges are valuation profits of ~~W~~12,688 million for the year ended December 31, 2021 (December 31, 2020: valuation losses of ~~W~~2,711 million).

The unsettled amount of derivative instruments for the years ended December 31, 2021 and 2020, are as follows:

(i) Hedging instruments

(in millions of Korean won)	2021
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	1,970,000	~~W~~	2,269,170	~~W~~	91,590	~~W~~	—	~~W~~	182,211
JPY	30,000,000		326,751		—		18,050		(7,199)
SGD	284,000		245,208		5,431		—		18,387

Total		~~W~~	2,841,129	~~W~~	97,021	~~W~~	18,050	~~W~~	193,399

(in millions of Korean won)	2020
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	1,670,000	~~W~~	1,924,080	~~W~~	2,111	~~W~~	93,043	~~W~~	(128,854)
JPY	46,000,000		488,924		5,573		13,839		(4,065)
SGD	284,000		245,208		—		13,467		(13,611)

Total		~~W~~	2,658,212	~~W~~	7,684	~~W~~	120,349	~~W~~	(146,530)

(ii) Hedged Item

(in millions of Korean won)
	2021						2020
Currency	Book balue of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]		Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]
USD	~~W~~	2,335,435	~~W~~	(172,340)	~~W~~	21,648	~~W~~	1,816,960	~~W~~	125,980	~~W~~	20,714
JPY		309,072		7,199		269		484,960		4,228		(2,569)
SGD		249,108		(15,570)		3,071		233,510		13,611		2,707

Total	~~W~~	2,893,615	~~W~~	(180,711)	~~W~~	24,988	~~W~~	2,535,430	~~W~~	143,819	~~W~~	20,852

[1]	The amounts directly reflected in equity are after adjustments of deferred income tax.

38

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Details of financial liabilities at fair value through profit or loss as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading[1]	~~W~~	5,329	~~W~~	—

[1]	Derivative liabilities recognized in connection with the acquisition of Epsilon Global Communications Pte. Ltd. during the current period (Note 20).

8.	Inventories

Inventories as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)
	December 31, 2021						December 31, 2020
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	402,637	~~W~~	(113,292)	~~W~~	289,345	~~W~~	481,829	~~W~~	(128,519)	~~W~~	353,310

Cost of inventories recognized as expenses for the year ended December 31, 2021 amounts to ~~W~~2,952,856 million (December 31, 2020: ~~W~~3,021,932 million), and reversal of loss on valuation inventories amounts to ~~W~~15,227 million for the year ended December 31, 2021 (December 31, 2020: reversal of loss on valuation inventories of ~~W~~10,546 million).

39

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Other assets
Advance payments	~~W~~	64,357	~~W~~	44,405
Prepaid expenses		62,782		58,871
Contract costs		1,867,633		1,861,703
Contract assets		680,989		536,373
Less: Non-current		(703,232)		(635,224)

Current	~~W~~	1,972,529	~~W~~	1,866,128

Other liabilities
Advances received [1]	~~W~~	226,590	~~W~~	224,079
Withholdings		20,946		20,871
Unearned revenue		15,308		14,610
Lease liabilities		966,700		1,066,144
Contract liabilities		334,294		371,396
Less: Non-current		(783,871)		(877,715)

Current	~~W~~	779,967	~~W~~	819,385

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 26).

10.	Assets Held-for-Sale

During the prior period, the Company decided to sell certain real estate, in which the amount of ~~W~~36,321 million was classified as assets held-for-sale. The assets held-for-sale is measured at net fair value in accordance with Korean IFRS 1105, and is measured as a non-recurring fair value using recent sales prices of similar businesses that are considered observable input variables. The Company recognized impairment loss for the corresponding assets held-for-sale amounting to ~~W~~14,629 million and classified it under other expenses (impairment loss on assets held-for-sale) in the prior period. The asset was fully disposed in the prior period (Note 28).

40

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

11.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Land		Buildings and structures		Telecommunications equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	892,646	~~W~~	3,244,503	~~W~~	36,945,119	~~W~~	1,085,839	~~W~~	972,127	~~W~~	43,140,234
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,679,945)		(28,450,956)		(1,005,525)		(3,959)		(31,140,517)

Beginning, net	~~W~~	892,514	~~W~~	1,564,558	~~W~~	8,494,163	~~W~~	80,314	~~W~~	968,168	~~W~~	11,999,717
Acquisitions and capital expenditures		2		6,562		7,223		20,864		2,813,943		2,848,594
Disposals and terminations		(4,694)		(5,675)		(68,128)		(2,260)		—		(80,757)
Depreciation		—		(101,716)		(2,203,759)		(40,889)		—		(2,346,364)
Transfers (from) to investment properties		4,607		415,736		2,257,955		23,371		(2,784,826)		(83,157)
Others		(3,633)		(314,634)		2,055		(704)		—		(316,916)

Ending, net	~~W~~	888,796	~~W~~	1,564,831	~~W~~	8,489,509	~~W~~	80,696	~~W~~	997,285	~~W~~	12,021,117

Acquisition cost	~~W~~	888,928	~~W~~	3,326,224	~~W~~	37,839,901	~~W~~	1,106,319	~~W~~	997,905	~~W~~	44,159,277
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,761,393)		(29,350,392)		(1,025,623)		(620)		(32,138,160)

(in millions of Korean won)	2020
	Land		Buildings and structures		Telecommunications equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	848,945	~~W~~	3,025,866	~~W~~	35,478,139	~~W~~	1,084,575	~~W~~	936,876	~~W~~	41,374,401
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,627,077)		(27,309,546)		(988,792)		(902)		(29,926,449)

Beginning, net	~~W~~	848,813	~~W~~	1,398,789	~~W~~	8,168,593	~~W~~	95,783	~~W~~	935,974	~~W~~	11,447,952
Acquisitions and capital expenditures		206		5,383		90,905		25,528		2,815,579		2,937,601
Disposals and terminations		(1,259)		(2,703)		(66,087)		(1,005)		(644)		(71,698)
Depreciation		—		(93,124)		(2,171,832)		(47,310)		—		(2,312,266)
Transfers (from) to investment properties		53,238		277,485		2,399,322		7,836		(2,782,741)		(44,860)
Others		(8,484)		(21,272)		73,262		(518)		—		42,988

Ending, net	~~W~~	892,514	~~W~~	1,564,558	~~W~~	8,494,163	~~W~~	80,314	~~W~~	968,168	~~W~~	11,999,717

Acquisition cost	~~W~~	892,646	~~W~~	3,244,503	~~W~~	36,945,119	~~W~~	1,085,839	~~W~~	972,127	~~W~~	43,140,234
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,679,945)		(28,450,956)		(1,005,525)		(3,959)		(31,140,517)

The borrowing costs capitalized for qualifying assets amount to ~~W~~4,111 million for the year ended December 31, 2021 (December 31, 2020: ~~W~~8,452 million). The interest rate applied to calculate the capitalized borrowing costs in 2021 is 2.02% (2020: 2.36%).

41

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

12.	Investment Properties

Changes in investment properties for the years ended December 31, 2021 and 2020, are as follows:

	2021						2020
(in millions of Korean won)	Land		Buildings		Total		Land		Buildings		Total
Acquisition cost	~~W~~	188,759	~~W~~	1,112,495	~~W~~	1,301,254	~~W~~	180,275	~~W~~	1,081,053	~~W~~	1,261,328
Less: Accumulated depreciation		—		(565,691)		(565,691)		—		(492,309)		(492,309)
Beginning, net		188,759		546,804		735,563		180,275		588,744		769,019
Depreciation		—		(38,665)		(38,665)		—		(52,018)		(52,018)
Transfer from (to) property, plant and equipment		3,633		296,813		300,446		8,484		10,078		18,562

Ending, net	~~W~~	192,392	~~W~~	804,952	~~W~~	997,344	~~W~~	188,759	~~W~~	546,804	~~W~~	735,563

Acquisition cost	~~W~~	192,392	~~W~~	1,356,769	~~W~~	1,549,161	~~W~~	188,759	~~W~~	1,112,495	~~W~~	1,301,254
Less: Accumulated depreciation		—		(551,817)		(551,817)		—		(565,691)		(565,691)

The fair value of investment properties is ~~W~~ 2,503,930 million as at December 31, 2021 (December 31, 2020: ~~W~~ 2,014,091 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~ 181,183 million for the year ended December 31, 2021 (for the year ended December 31, 2020: ~~W~~ 187,865 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

As at December 31, 2021, the Company (as lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 88,980 million for one year or less, ~~W~~ 185,218 million for more than five years, ~~W~~ 366,366 million over five years, and ~~W~~ 640,564 million in total.

Details of investment properties provided as collateral as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	173,493	~~W~~	45,942	Deposits received	~~W~~	38,695

(in millions of Korean won)	December 31, 2020
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	135,070	~~W~~	39,250	Deposits received	~~W~~	35,258

42

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

13.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	32,750	~~W~~	1,744,422	~~W~~	697,893	~~W~~	3,365,972	~~W~~	199,846	~~W~~	6,105,940
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(16,387)		(1,529,842)		(646,238)		(2,205,159)		(124,858)		(4,522,484)

Beginning, net	~~W~~	65,057	~~W~~	16,363	~~W~~	214,580	~~W~~	51,655	~~W~~	1,160,813	~~W~~	74,988	~~W~~	1,583,456
Acquisition and capital expenditure		—		3,742		44,992		20,612		1,065,096		18,843		1,153,285
Disposals and terminations		—		(228)		(7,893)		(118)		—		(577)		(8,816)
Amortization		—		(2,883)		(78,168)		(19,688)		(386,778)		(3,652)		(491,169)
Transfers to Property and Equipment		—		—		(25)		(167)		—		—		(192)

Ending, net	~~W~~	65,057	~~W~~	16,994	~~W~~	173,486	~~W~~	52,294	~~W~~	1,839,131	~~W~~	89,602	~~W~~	2,236,564

Acquisition cost	~~W~~	65,057	~~W~~	34,988	~~W~~	1,768,049	~~W~~	718,107	~~W~~	2,610,171	~~W~~	218,111	~~W~~	5,414,483
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(17,994)		(1,594,563)		(665,813)		(771,040)		(128,509)		(3,177,919)

	2020
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	31,313	~~W~~	1,728,495	~~W~~	685,413	~~W~~	3,614,336	~~W~~	198,669	~~W~~	6,323,283
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(16,060)		(1,448,276)		(625,205)		(1,863,454)		(130,406)		(4,083,401)

Beginning, net	~~W~~	65,057	~~W~~	15,253	~~W~~	280,219	~~W~~	60,208	~~W~~	1,750,882	~~W~~	68,263	~~W~~	2,239,882
Acquisition and capital expenditure		—		4,878		32,882		12,490		—		5,086		55,336
Disposals and terminations		—		(1,131)		(1,849)		(6)		—		(3,709)		(6,695)
Amortization		—		(2,637)		(96,672)		(21,037)		(399,140)		(811)		(520,297)
Impairment loss		—		—		—		—		(190,929)		(1,131)		(192,060)
Others		—		—		—		—		—		7,290		7,290

Ending, net	~~W~~	65,057	~~W~~	16,363	~~W~~	214,580	~~W~~	51,655	~~W~~	1,160,813	~~W~~	74,988	~~W~~	1,583,456

Acquisition cost	~~W~~	65,057	~~W~~	32,750	~~W~~	1,744,422	~~W~~	697,893	~~W~~	3,365,972	~~W~~	199,846	~~W~~	6,105,940
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(16,387)		(1,529,842)		(646,238)		(2,205,159)		(124,858)		(4,522,484)

The carrying amount of membership rights with an indefinite useful life not subject to amortization is ~~W~~ 72,652 million as at December 31, 2021 (December 31, 2020: ~~W~~ 72,361 million).

43

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The Company annually performs an assessment of goodwill impairment. The recoverable amount of all CGUs has been determined based on value-in-use. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate does not exceed the long-term average growth rate included in industry report specific to the industry in which the CGU operates.

The Company determined the gross margin rate based on past performance and its expectations of market development. The average growth rates used are estimated based on the historical growth rate. In addition, the Company estimated the pre-tax cash flow based on past performance and its expectation of market growth, and the applied pre-tax discount rates reflected specific risks relating to the relevant CGUs.

As a result of impairment tests, the Company concluded that the carrying amount of CGUs does not exceed the recoverable amount of CGUs. Therefore, the Company did not recognize any impairment loss on goodwill for the years ended December 31, 2021 and 2020.

The Company reassigned a portion of the 1.8GHz, 2.1GHz and 900MHz bands in accordance with Article 11 of the Radio Waves Act (frequency allocation based on consideration). The payment for the frequency use right, is as follows:

(in millions of Korean won)	December 31, 2021
Collateral	900MHz		1.8GHz		2.1GHz
Payment for frequency use right [1]	~~W~~	141,300	~~W~~	547,800	~~W~~	411,700

[1]	The Company paid a portion of the consideration in lump sum during the current period, and plans to pay the remainder in annual installments for the next five years.

44

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

14.	Investments in Subsidiaries, Associates and Joint ventures

Carrying amounts in investments in subsidiaries, associates and joint ventures as at December 31, 2021 and 2020, is as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Subsidiaries	~~W~~	3,576,438	~~W~~	3,269,173
Associates and joint ventures		240,477		235,844

Total	~~W~~	3,816,915	~~W~~	3,505,017

Investments in subsidiaries as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			December 31, 2021		December 31, 2020
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.9%		6,427		6,427
KTIS Corporation [1]	Korea	31.4%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Alpha Co., Ltd.(KT Hitel Co., Ltd.)	Korea	70.5%		130,924		120,078
KT Belgium	Belgium	—		—		5,489
KT Powertel Co., Ltd.	Korea	—		—		37,419
Genie Music Corporation [5] (KT Music Corporation)	Korea	—		—		37,417
KT Dutch B.V	Netherlands	—		—		32,359
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd.	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2	Korea	90.9%		2,381		10,245
KT Sports	Korea	66.0%		14,520		14,520
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		4,507
KT Strategic Investment Fund No.4	Korea	95.0%		19,000		19,000
PlayD Co., Ltd. [3]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next connect PFV	Korea	100.0%		24,250		24,250

45

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			December 31, 2021		December 31, 2020
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		12,540
StoryWiz Inc.[4]	Korea	—		—		14,000
KT Engineering Co., Ltd. ( KT ENGCORE Co., Ltd)	Korea	59.8%		28,000		28,000
KT Studio Genie Co., Ltd. [4]	Korea	100.0%		283,620		—
Lolab Co., Ltd.	Korea	80.0%		22,008		—
KT ES Pte. Ltd.	Singapore	57.6%		96,878		—
Altimedia Corporation	Korea	100.0%		22,000		—
Others	—	—		71,574		66,794

Total			~~W~~	3,576,438	~~W~~	3,269,173

[1]

At the end of the reporting period, although the sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as the Nasmedia Co., Ltd., holds ownership of 46.9% the Company and subsidiary holds ownership of 70.4%.

[4]	During the current period, the Company invested its shares of Storywiz Co., Ltd. and Skylife TV Co., Ltd., subsidiaries, in KT Studio Genie Co., Ltd.

[5]

During the current period, the Company invested its shares of Genie Music Corporation subsidiaries and others, in KT Seezn Media Co., Ltd. At the end of the reporting period, Due to merger of KT Seezn Media Co., KT Studio Genie Co., Ltd. holds investment in subsidiaries of Genie Music Co., Ltd.

Investments in associates and joint ventures as at and for the years ended December 31, 2021 and 2020, are as follows:

			Carrying amount
(in millions of Korean won)	Location	Percentage of ownership (%)	December 31, 2021		December 31, 2020
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-IBKC Future Investment Fund 1	Korea	43.3%		7,150		12,090
Hyundai Robotics Inc. [1]	Korea	10.0%		50,000		50,000
Others				67,691		58,118

Total			~~W~~	240,477	~~W~~	235,844

[1]

At the end of the reporting period, although the Company owns less than 20% ownership in ordinary shares, this entity is included in investments in associates as the Company has a significant influence on determining the operating and financial policies.

46

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Changes in investments in subsidiaries, associates and joint ventures for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	3,505,017	~~W~~	3,501,391
Acquisition		383,221		115,845
Disposal		(76,398)		(8,398)
Impairment		(13,553)		(52,871)
Reversal		7,027		—
Others[1]		11,601		(50,950)

Ending	~~W~~	3,816,915	~~W~~	3,505,017

[1]	During the current financial year, it includes transactions in which the Company invested convertible bonds for Skylife TV Co., Ltd. in KT Studio Genie Co., Ltd.

The cost method is applied to account for investments in subsidiaries, associates and joint ventures and is reviewed for any indicators that an impairment loss may have occurred at the end of each reporting period. If there are such indicators, the recoverable amount of the asset is estimated using the future cash flow discount method, and if the recoverable amount falls short of the carrying amount, the carrying amount of the asset is reduced and the impairment loss is immediately recognized as a current term loss.

During the current period, the difference between the recoverable amount and carrying amount of ~~W~~ 3,219 million was recognized as other expenses in relation to the subsidiary ‘KT Service Bukbu Co., Ltd.’ during the current term, and the discount rate applied to the expected future cash flow is 14.46%.

During the current period, the difference between recoverable amount and carrying amount between ~~W~~ 5,026 million in relation to ‘KT Rwanda Networks Ltd.’, a subsidiary company, was recognized as other expenses.

During the current period, in relation to ‘Boston Global Film & Contents Fund L.P.’, a subsidiary company, the difference between recoverable amount and carrying amount of ~~W~~ 5,308 million was recognized as other expenses.

47

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

15.	Trade and Other Payables

Details of trade and other payable as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Current liabilities
Accounts payable	~~W~~	883,159	~~W~~	672,179
Other payables[1]		3,640,462		3,604,783

Total	~~W~~	4,523,621	~~W~~	4,276,962

Non-current liabilities
Other payables[1]		1,259,709		738,275

Total	~~W~~	1,259,709	~~W~~	738,275

[1]	As of the end of the reporting period, the remaining cost related to the acquisition of new frequency use right is included (Note 13).

Details of other payables as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Non-trade payable	~~W~~	3,544,153	~~W~~	3,086,595
Accrued expenses		738,969		642,388
Operating deposits		466,808		460,379
Others		150,241		153,696
Less: Non-current		(1,259,709)		(738,275)

Current	~~W~~	3,640,462	~~W~~	3,604,783

48

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

16.	Borrowings

Details of borrowings as at December 31, 2021 and 2020, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			December 31, 2021			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	118,550	USD 100,000	~~W~~	108,800
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		474,200	USD 400,000		435,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		474,200	USD 400,000		435,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M) +0.900%	USD 100,000		118,550	USD 100,000		108,800
MTNP notes	Jul. 6, 2021	—	—		—	JPY 16,000,000		168,682
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		304,951	JPY 29,600,000		312,061
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		4,121	JPY 400,000		4,217
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		474,200	USD 400,000		435,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M) +0.980%	USD 350,000		414,925	USD 350,000		380,800
FR notes [2]	Jun. 19, 2023	SOR(6M) +0.500%	SGD 284,000		249,108	SGD 284,000		233,510
MTNP notes	Jan. 1, 2027	1.375%	USD 300,000		355,650	—		—
The 180-2nd Public bond	Apr. 26, 2021	—	—		—	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	—	—		—	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	—	—		—	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	—	—		—	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	—	—		—	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	—	—		—	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—		220,000	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000

49

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in millions of Korean won and foreign currencies in thousands)			December 31, 2021			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		—
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		—
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		—
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		—
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		—
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		—
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		—

Subtotal					6,868,455			6,862,470
Less: Current portion					(1,337,714)			(1,228,284)
Discount on bonds					(21,268)			(19,663)

Total				~~W~~	5,509,473		~~W~~	5,614,523

[1]

As at December 31, 2021, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.

[2]

LIBOR (3M) and SOR (6M) is approximately 0.209% and 0.431% as at December 31, 2021. Debentures have not currently been converted to alternative interest rates indicator, and the Company is considering the impact of switching to alternative interest rates indicator.

Long-Term Borrowings

(in millions of Korean won) Financial institution	Type	Maturity	Annual interest rates	December 31, 2021		December 31, 2020
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 10, 2026	1.000%	~~W~~	2,467	~~W~~	2,961
CA-CIB	Long-term Loan	May 15, 2023	1.260%		100,000		100,000

Subtotal					102,467		102,961
Less: Current portion					(493)		(493)

Net				~~W~~	101,974	~~W~~	102,468

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

50

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The repayment schedule of the Company’s debentures and borrowings as at December 31, 2021, is as follows:

(in millions of Korean won)	Bonds						Borrowings
	In local currency		In foreign currency		Sub- total		In local currency		Total
Jan. 1, 2022~Dec. 31, 2022	~~W~~	560,000	~~W~~	779,151	~~W~~	1,339,151	~~W~~	493	~~W~~	1,339,644
Jan. 1, 2023~Dec. 31, 2023		490,000		367,658		857,658		100,493		958,151
Jan. 1, 2024~Dec. 31, 2024		770,000		419,046		1,189,046		493		1,189,539
Jan. 1, 2025~Dec. 31, 2025		310,000		474,200		784,200		493		784,693
Thereafter		1,750,000		948,400		2,698,400		495		2,698,895

Total	~~W~~	3,880,000	~~W~~	2,988,455	~~W~~	6,868,455	~~W~~	102,467	~~W~~	6,970,922

17.	Provisions

Changes in provisions for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	74,179	~~W~~	97,039	~~W~~	61,527	~~W~~	232,745
Increase (transfer)		3,240		5,598		13,983		22,821
Usage		(277)		(2,298)		(697)		(3,272)
Reversal		(23)		(791)		(18,536)		(19,350)

Ending balance	~~W~~	77,119	~~W~~	99,548	~~W~~	56,277	~~W~~	232,944

Current	~~W~~	77,119	~~W~~	26,550	~~W~~	51,991	~~W~~	155,660
Non-current		—		72,998		4,286		77,284

(in millions of Korean won)	2020
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,042	~~W~~	103,895	~~W~~	69,782	~~W~~	237,719
Increase (transfer)		14,743		(2,612)		15,055		27,186
Usage		(3,800)		(2,297)		(1,891)		(7,988)
Reversal		(806)		(1,947)		(21,419)		(24,172)

Ending balance	~~W~~	74,179	~~W~~	97,039	~~W~~	61,527	~~W~~	232,745

Current	~~W~~	74,179	~~W~~	19,409	~~W~~	59,383	~~W~~	152,971
Non-current		—		77,630		2,144		79,774

51

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

18.	Net Defined Benefit Liability

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	1,721,241	~~W~~	1,809,843
Fair value of plan assets		(1,604,785)		(1,539,553)

Liabilities, net	~~W~~	116,456	~~W~~	270,290

Changes in the defined benefit obligations for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	1,809,843	~~W~~	1,774,582
Current service cost		138,330		142,932
Interest expense		33,338		33,648
Benefits paid		(216,270)		(179,370)
Remeasurements:
Actuarial losses arising from changes in demographic assumptions		(11,483)		—
Actuarial losses arising from changes in financial assumptions		(34,770)		4,823
Actuarial losses arising from experience adjustments		2,253		33,228

Ending	~~W~~	1,721,241	~~W~~	1,809,843

Changes in the fair value of plan assets for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	1,539,553	~~W~~	1,499,984
Interest income		28,359		28,441
Remeasurements		40		2,443
Employer contributions		235,100		171,453
Benefits paid		(198,267)		(162,768)

Ending	~~W~~	1,604,785	~~W~~	1,539,553

52

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Amounts recognized in the statements of profit or loss for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Current service cost	~~W~~	138,330	~~W~~	142,932
Net interest expense		4,979		5,207
Transfer out		(15,486)		(16,604)

Total expense	~~W~~	127,823	~~W~~	131,535

Principal actuarial assumptions were as follows:

	December 31, 2021	December 31, 2020
Discount rate	2.53%	1.91%
Future salary increases	5.71%	5.35%

The sensitivity of the defined benefit obligations as at December 31, 2021, to changes in the principal assumptions is:

(in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption		Decrease in assumption
Discount rate	0.50%	~~W~~	(51,571)	~~W~~	54,694
Future salary growth rate	0.50%		48,435		(46,211)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Company reviews the funding level on an annual basis and has a policy of eliminating deficit from the fund. Expected contributions to post-employment benefit plans for the year ending December 31, 2022, are ~~W~~ 241,527 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2021, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	~~W~~	112,441	~~W~~	208,498	~~W~~	579,312	~~W~~	1,136,354	~~W~~	2,036,605

The weighted average duration of the defined benefit obligations is 6.3 years.

53

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2021, is ~~W~~ 40,366 million (for the year ended December 31, 2020: ~~W~~ 39,695 million).

20.	Commitments and Contingencies

As at December 31, 2021, major commitments with local financial institutions are as follows:

(in millions of Korean won)	Financial institution	Currency Limit		Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,430,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,467
Economic Cooperation Business Insurance	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on accounts receivable –trade	Kookmin Bank and others	KRW	298,004	13,729
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	698
Derivatives transaction limit	Korea Develment Bank Woori Bank and others	KRW	100,000	8,043
		USD	69,054	20,760

Total		KRW	1,918,944	26,699
		USD	69,054	20,760

As at December 31, 2021, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Comprehensive line of credit	KEB Hana Bank	KRW	4,100
		USD	8,700
Bid guarantee	Korea Software Financial Cooperative	KRW	97,597
Contract and warranty guarantee	Korea Software Financial Cooperative	KRW	425,814
Prepayment and other guarantee	Korea Software Financial Cooperative	KRW	554,409
	Kookmin Bank	USD	11,484
Guarantees for bonds payable in foreign currency	Shinhan Bank	USD	5,000
	Woori Bank	USD	15,000
Guarantees for bonds payable in currency	Shinhan Bank	KRW	4,789
Performance guarantee	Seoul Guarantee Insurance	KRW	8,540
Guarantee for deposits	Seoul Guarantee Insurance	KRW	3,376
Auction guarantee	Seoul Guarantee Insurance	KRW	1,105
Advance payment refund guarantee	Industrial Bank of Korea	USD	8,536

Total		KRW	1,099,730
		USD	48,720

54

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at December 31, 2021, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 733 million.

For the year ended December 31, 2021, the Company entered into agreements with the Securitization Specialty Companies (2021: First 5G 55th to 60th Securitization Specialty Co., Ltd., 2020: First 5G 49rd to 54th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement the Company will receive asset management fees upon liquidation of the securitization specialty company.

As at December 31, 2021, the Company is a defendant in 174 lawsuits with the total claimed amount of ~~W~~ 80,787 million. As at December 31, 2021, litigation provisions of ~~W~~ 77,119 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

At the end of the reporting period, the contract amount of property and equipment acquisition agreements made but not yet recognized amounts to ~~W~~ 704,698 million (December 31, 2020: ~~W~~ 595,145 million).

For the year ended December 31, 2021, the Company entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications Pte. Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the financial investor of the equity acquisition contract may exercise the Tag-Along Right and Drag-Along Right for convertible preferred shares it owns (Note 7).

The Company has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3 and others. For the year ended December 31, 2021, the cumulative investment amount is ~~W~~ 25,611 million and USD 14.6 million and the remaining amount of ~~W~~ 8,109 million and USD 5.4 million will be invested using the Capital Call method.

55

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

21.	Leases

Set out below is Information for leases when the Company is a lessee. Information for when the Company is a lessor is provided in Note 12.

The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Right-of-use assets
Property and buildings	~~W~~	984,348	~~W~~	1,069,993
Machinery and communication line facilities		51,301		38,073
Others		42,480		44,087

	~~W~~	1,078,129	~~W~~	1,152,153

Investment properties (building)	~~W~~	24	~~W~~	19,730

(in millions of Korean won)	December 31, 2021		December 31, 2020
Lease liabilities [1]
Current	~~W~~	268,453	~~W~~	291,470
Non-current		698,247		774,674

	~~W~~	966,700	~~W~~	1,066,144

[1]	Included in the line item ‘other current liabilities and non- current liabilities’ in the separate statement of financial position (Note 9).

For the year ended December 31, 2021 and 2020, right-of-use assets has increased to ~~W~~ 310,693 million and ~~W~~ 405,842 million, respectively.

The statement of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	2021		2020
Depreciation of right-of-use assets
Property and building	~~W~~	317,667	~~W~~	302,115
Machinery and communication line facilities		41,254		57,932
Others		22,332		21,478

	~~W~~	381,253	~~W~~	381,525

Depreciation of investment properties	~~W~~	1,793	~~W~~	18,976
Interest expense relating to lease liabilities		32,171		41,479
Short-term leases		2,732		5,373
Expense relating to leases of low-value assets that are not short-term leases		15,719		15,178

The total cash outflow for leases for the years ended December 31, 2021 and 2020 was ~~W~~ 438,049 million and ~~W~~ 500,014 million, respectively.

56

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

22.	Share Capital

As at December 31, 2021 and 2020, the Company has 1,000,000,000 shares authorized to issue, and the details are as follows:

	December 31, 2021			December 31, 2020
	Number of issued shares	Par value per share (in Korean won)	Ordinary shares (in millions of Korean won)	Number of issued shares	Par value per share (in Korean won)	Ordinary shares (in millions of Korean won)
Ordinary shares[1]	261,111,808	~~W~~ 5,000	~~W~~ 1,564,499	261,111,808	~~W~~ 5,000	~~W~~ 1,564,499

[1]	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

23.	Retained Earnings

Details of retained earnings as at December 31, 2021 and 2020, are as follows:

	December 31, 2021		December 31, 2020
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,497,870		5,800,103

Total	~~W~~	11,931,481	~~W~~	11,233,714

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments. Reversal of these provisions can be paid out as dividends according to the related tax law.

57

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The appropriation of retained earnings for the year ended December 31, 2021 is expected to be appropriated at the shareholders’ meeting on March 31, 2022. The appropriation date for the year ended December 31, 2020 was March 29, 2021.

The appropriation of retained earnings for the years ended December 31, 2021 and 2020, is as follows:

(in millions of Korean won)	Note	2021		2020
Unappropriated retained earnings from prior year		~~W~~	5,453,118	~~W~~	5,164,920
Changes in accounting policy			—		(3,405)
Remeasurements of net defined benefit liabilities	18, 30		31,025		(26,790)
Loss on disposal of financial assets at fair value through other comprehensive income	4		23,236		(115)
Profit for the year			990,491		665,493

Retained earnings available for appropriation			6,497,870		5,800,103

Appropriation of loss on disposal of treasury stock	24		(11,577)		(20,498)
Dividends	32
(Cash dividend (%): Ordinary shares:			(450,394)		(326,487)
~~W~~ 1,910 (38.2%) in 2021
~~W~~ 1,350 (27.0%) in 2020

Appropriation of retained earnings			(461,971)		(346,985)

Retained earnings after appropriation		~~W~~	6,035,899	~~W~~	5,453,118

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2021 and 2020, the details of the Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	100,622	~~W~~	22,055
Gain on derivatives valuation		24,988		20,851

Total	~~W~~	125,610	~~W~~	42,906

Changes in accumulated other comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Beginning		Increase (Decrease)		Reclassification to gain or loss		Ending
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	22,055	~~W~~	78,567	~~W~~	—	~~W~~	100,622
Gain (loss) on derivatives valuation		20,851		137,865		(133,728)		24,988

Total	~~W~~	42,906	~~W~~	216,432	~~W~~	(133,728)	~~W~~	125,610

58

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	2020
	Beginning		Increase (Decrease)		Reclassification to gain or loss		Ending
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	30,067	~~W~~	(8,012)	~~W~~	—	~~W~~	22,055
Gain (loss) on derivatives valuation		(6,618)		(81,301)		108,770		20,851

Total	~~W~~	23,449	~~W~~	(89,313)	~~W~~	108,770	~~W~~	42,906

As at December 31, 2021 and 2020, the Company’s other components of equity are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Treasury stock [1]	~~W~~	(1,009,798)	~~W~~	(882,224)
Loss on disposal of treasury stock [2]		(11,577)		(20,498)
Share-based payments		4,068		5,901
Other		(179,647)		(180,999)

Total	~~W~~	(1,196,954)	~~W~~	(1,077,820)

[1]	During the year ended December 31, 2021, the Company acquired 7,600,886 treasury shares and granted 1,566,902 treasury shares as share-based payments.
[2]	The amount of income tax effect directly reflected in equity is ~~W~~ 4,080 million for the year ended December 31, 2021 (for the year ended December 31, 2020: ~~W~~ 7,288 million).

As at December 31, 2021 and 2020, details of treasury stock are as follows:

	December 31, 2021		December 31, 2020
Number of shares (in shares)		25,303,662		19,269,678
Amounts (in millions of Korean won)	~~W~~	1,009,798	~~W~~	882,224

Treasury stock is expected to be used for stock compensation for the Company’s directors and employees, and other purposes.

59

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

25.	Share-Based Payments

Details of share-based payments granted by the Company to executives and employees, including the CEO, by the resolution the board of directors as at December 31, 2021 and 2020, are as follows:

2021
(in share)	15th grant

Grant date	June 17, 2021
Grantee	CEOs, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year, Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 32,350
Total compensation costs (in Korean won)	~~W~~ 5,005 million
Estimated exercise date (exercise date)	During 2022
Valuation method	Fair value method

(in share)	Employee wage negotiation

Grant date	September 6, 2021
Grantee	All employees
Vesting conditions	Current employees as of September 6, 2021
Fair value per option (in Korean won)	~~W~~ 30,950
Total compensation costs (in Korean won)	~~W~~ 40,083 million
Estimated exercise date (exercise date)	December 10, 2021
Valuation method	Fair value method

2020
(in share)	14th grant

Grant date	June 16, 2020
Grantee	CEOs, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year, Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 22,700
Total compensation costs (in Korean won)	~~W~~ 5,243 million
Estimated exercise date (exercise date)	July 14, 2021
Valuation method	Fair value method

60

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2020
(in share)	Employee wage negotiation

Grant date	September 21, 2020
Grantee	All employees
Vesting conditions	Current employees as of September 21, 2020
Fair value per option (in Korean won)	~~W~~ 22,950
Total compensation costs (in Korean won)	~~W~~ 23,317 million
Estimated exercise date (exercise date)	December 22, 2020
Valuation method	Fair value method

Changes in the number of share-based payment for the years ended December 31, 2021 and 2020, are as follows:

(in shares)	2021
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
14th grant	398,856	—	(264,286)	(134,570)	—	—
15th grant	—	284,209	—	—	284,209	—
Employee wage negotiation	—	1,432,332	—	(1,432,332)	—	—

Total	398,856	1,716,541	(264,286)	(1,566,902)	284,209	—

(in shares)	2020
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
13th grant	372,023	—	(241,548)	(130,475)	—	—
14th grant	—	398,856	—	—	398,856	—
Employee wage negotiation	—	1,020,105	—	(1,020,105)	—	—

Total	372,023	1,418,961	(241,548)	(1,150,580)	398,856	—

[1]	The weighted average price of ordinary shares at the time of exercise during the current period is was ~~W~~ 31,122 (2020: ~~W~~ 25,486).

61

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

26.	Revenue from Contracts with Customers and relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss:

(in millions of Korean won)	2021		2020
Revenue from contracts with customers	~~W~~	18,206,251	~~W~~	17,691,416
Revenue from other sources		181,183		187,865

Total revenue	~~W~~	18,387,434	~~W~~	17,879,281

Operating revenues for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Services provided	~~W~~	15,501,216	~~W~~	15,086,246
Sales of goods		2,886,218		2,793,035

Total	~~W~~	18,387,434	~~W~~	17,879,281

Revenues from services provided are recognized over time, and revenue from sales of goods are recognized at a point in time.

The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Contract assets[1]	~~W~~	757,804	~~W~~	622,608
Contract liabilities[1]		370,740		400,971
Deferred revenue[2]		74,594		76,198

[1]

Contract assets and liabilities recognized by long-term contractors are ~~W~~ 76,816 million for assets and ~~W~~ 36,446 million for liabilities (2020: contract assets and liabilities were ~~W~~ 86,234 million and ~~W~~ 29,574 million, respectively). The Company classifies the contract assets as account receivables, other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Incremental cost of contract establishment	~~W~~	1,727,153	~~W~~	1,722,451
Cost of contract performance		140,480		139,252

The Company recognized ~~W~~ 1,929,958 million (2020: ~~W~~ 1,881,436 million) of operating expenses in the current reporting period which relates to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

62

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

In 2021, the recognized revenue arising from contract liabilities carried forward from prior year is as follows:

(in millions of Korean won)	2021		2020
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	253,894	~~W~~	243,129
Deferred revenue of joining/installment fee		37,669		38,828

Total	~~W~~	291,563	~~W~~	281,957

63

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

27.	Operating Expenses

Operating expenses for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Salaries and wages	~~W~~	2,308,089	~~W~~	2,267,790
Depreciation		2,346,895		2,333,903
Depreciation of intangible asset		489,495		518,449
Depreciation of right-of-use asset		381,253		381,525
Commissions		1,691,778		1,554,850
Interconnection charges		507,535		500,503
International interconnection fee		192,037		172,604
Purchase of inventories		2,873,665		2,887,558
Changes of inventories		63,964		123,829
Sales commission		2,568,842		2,522,964
Service cost		1,157,328		1,159,250
Purchase of contents		605,993		579,721
Utilities		343,852		335,260
Taxes and dues		223,048		235,894
Rent		106,014		109,671
Insurance premiums		60,238		61,857
Installation fees		465,350		429,727
Advertising expenses		136,182		117,952
Research and development expenses		172,746		161,001
Bad debt expenses		54,669		69,152
Others		570,188		477,582

Total	~~W~~	17,319,161	~~W~~	17,001,042

Details of employee benefits for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Short-term employee benefits	~~W~~	2,075,119	~~W~~	2,051,803
Post-employment benefits (defined benefit)		127,823		131,535
Post-employment benefits (defined contribution)		40,366		39,695
Share-based payment		46,904		28,604
Others		17,877		16,153

Total	~~W~~	2,308,089	~~W~~	2,267,790

64

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

28.	Other Income and Other Expenses

Other income for the years ended December 31, 2021 and 2020, consists of:

(in millions of Korean won)	2021		2020
Gain on disposal of property and equipment	~~W~~	27,307	~~W~~	18,519
Gain on disposal of right-of-use assets		1,837		7,548
Gain on disposal of intangible assets		964		749
Compensation on property and equipment		148,927		168,263
Gain on disposal of investments in subsidiaries, associates and joint ventures		2,268		—
Reversal of impairment loss on investments in subsidiaries, associates and joint ventures		7,028		—
Dividends received		76,622		132,025
Gains on government subsidies		43,822		31,906
Others		38,132		37,474

Total	~~W~~	346,907	~~W~~	396,484

Other expenses for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Loss on disposal of property and equipment	~~W~~	67,349	~~W~~	69,224
Loss on disposal of right-of-use assets		10,527		7,691
Loss on disposal of intangible assets		3,744		2,528
Impairment loss on intangible assets		—		192,060
Impairment loss on held for sales assets[1]		—		14,629
Loss on disposal of investments in subsidiaries, associates and joint ventures		7,881		117
Impairment loss on investments in subsidiaries, associates and joint ventures		13,553		52,871
Donations		6,272		15,934
Direct cost of government subsidies		42,732		31,447
Others		92,203		78,480

Total	~~W~~	244,261	~~W~~	464,981

[1]	Impairment loss was recognized after an asset was classified as held-for-sale in the period, and the relevant held-for-sale asset was subsequently disposed.

65

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

29.	Financial Income and Costs

Details of financial income for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Interest income	~~W~~	257,534	~~W~~	250,928
Gain on foreign currency transactions		16,535		13,778
Gain on foreign currency translation		31,238		155,265
Gain on settlement of derivatives		—		6,850
Gain on valuation of derivatives		199,736		—
Gain on valuation of financial instruments		104,214		25,880
Others		29,674		8

Total	~~W~~	638,931	~~W~~	452,709

Details of financial costs for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Interest expenses	~~W~~	234,803	~~W~~	238,985
Loss on foreign currency transactions		7,970		20,259
Loss on foreign currency translation		196,393		11,338
Loss on settlement of derivatives		6,209		834
Loss on valuation of derivatives		7,206		156,122
Loss on disposal of trade receivables		22,695		8,152
Loss on valuation of financial instruments		12,861		12,818
Others		396		645

Total	~~W~~	488,533	~~W~~	449,153

66

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

30.	Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	298,367	~~W~~	315,851
Deferred tax assets to be recovered after more than 12 months		1,096,600		1,042,073

		1,394,967		1,357,924

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(497,747)		(583,908)
Deferred tax liability to be recovered after more than 12 months		(1,384,327)		(1,045,470)

		(1,882,074)		(1,629,378)

Deferred tax assets (liabilities), net	~~W~~	(487,107)	~~W~~	(271,454)

The movement in deferred income tax assets and liabilities as at December 31, 2021 and 2020, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2021
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(27,796)	~~W~~	(3,508)	~~W~~	—	~~W~~	(31,304)
Depreciation and Impairment loss		—		(83,769)		—		(83,769)
Deposits for severance benefits		(403,825)		(14,382)		—		(418,207)
Deferred tax gain on disposal of fixed assets		(319,848)		(27,086)		—		(346,934)
Accrued income		(38)		(37)		—		(75)
Gain (loss) on foreign exchange translation		(26,296)		21,642		—		(4,654)
Contract assets		(140,690)		(36,775)		—		(177,465)
Derivative instruments		—		(17,798)		(1,393)		(19,191)

67

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	2021
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Financial assets at fair value through other		(3,988)		(33,132)		(27,622)		(64,742)
Trade receivable		(939)		939		—		—
Prepaid expenses		(488,325)		1,535		—		(486,790)
Others		(217,633)		(31,310)		—		(248,943)

Total	~~W~~	(1,629,378)	~~W~~	(223,681)	~~W~~	(29,015)	~~W~~	(1,882,074)

Deferred tax assets
Derivative instruments	~~W~~	29,552	~~W~~	(29,552)	~~W~~	—	~~W~~	—
Investments in subsidiaries, associates and joint ventures		34,020		(29,619)		637		5,038
Depreciation expenses and impairment loss		22,516		46,811		—		69,327
Provision for impairment on trade receivable		63,453		6,830		—		70,283
Contribution for construction		7,772		(1,376)		—		6,396
Unsettled expenses		113,700		25,424		—		139,124
Provisions		35,594		(831)		—		34,763
Defined benefit liabilities		474,722		(13,152)		(13,015)		448,555
Withholding of facilities expenses		5,747		(446)		—		5,301
Present value discount		10,633		(4,482)		—		6,151
Assets retirement obligation		25,453		489		—		25,942
Gain or loss foreign currency translation		—		18,354		—		18,354
Deferred revenue		43,286		18,290		—		61,576
Contract liabilities		97,417		(10,300)		—		87,117
Trade receivables		—		1,635		—		1,635
Others		249,120		32,286		—		281,406

Total	~~W~~	1,212,985	~~W~~	60,361	~~W~~	(12,378)	~~W~~	1,260,968

Temporary difference, net		(416,393)		(163,320)		(41,393)		(621,106)
Tax credit carryforwards		144,939		(10,940)		—		133,999

Total net balance	~~W~~	(271,454)	~~W~~	(174,260)	~~W~~	(41,393)	~~W~~	(487,107)

68

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	2020
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(2,315)	~~W~~	(25,481)	~~W~~	—	~~W~~	(27,796)
Deposits for severance benefits		(394,346)		(9,479)		—		(403,825)
Deferred tax gain on disposal of fixed assets		(321,051)		1,203		—		(319,848)
Accrued income		(78)		40		—		(38)
Loss on foreign exchange translation		—		(26,296)		—		(26,296)
Contract assets		(39,247)		(101,443)		—		(140,690)
Derivative instruments		(9,672)		9,672		—		—
Financial assets at fair value through other		(3,201)		(3,669)		2,882		(3,988)
Trade receivable		(9,988)		9,049		—		(939)
Prepaid expenses		(493,285)		4,960		—		(488,325)
Others		(330,574)		112,941		—		(217,633)

Total	~~W~~	(1,603,757)	~~W~~	(28,503)	~~W~~	2,882	~~W~~	(1,629,378)

Deferred tax assets
Derivative instruments	~~W~~	—	~~W~~	39,327	~~W~~	(9,775)	~~W~~	29,552
Investments in subsidiaries, associates and joint ventures		—		34,657		(637)		34,020
Depreciation expenses and impairment loss		90,935		(68,419)		—		22,516
Provision for impairment on trade receivable		59,921		3,532		—		63,453
Contribution for construction		7,526		246		—		7,772
Unsettled expenses		133,831		(20,131)		—		113,700
Provisions		34,923		671		—		35,594
Defined benefit liabilities		466,537		(634)		8,819		474,722
Withholding of facilities expenses		6,184		(437)		—		5,747
Present value discount		11,711		(1,078)		—		10,633
Assets retirement obligation		27,314		(1,861)		—		25,453
Gain or loss foreign currency translation		19,681		(19,681)		—		—
Deferred revenue		36,137		7,149		—		43,286
Contract liabilities		—		97,417		—		97,417

69

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	2020
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Others		374,363		(125,243)		—		249,120

Total	~~W~~	1,269,063	~~W~~	(54,485)	~~W~~	(1,593)	~~W~~	1,212,985

Temporary difference, net		(334,694)		(82,988)		1,289		(416,393)
Tax credit carryforwards		128,254		16,685		—		144,939

Total net balance	~~W~~	(206,440)	~~W~~	(66,303)	~~W~~	1,289	~~W~~	(271,454)

Total unrecognized temporary differences as deferred tax liabilities at the end of the reporting date is ~~W~~ 536,447 million (2020: ~~W~~ 435,646 million) related to investment in subsidiaries, associates and joint ventures, and the total of unrecognized temporary differences as deferred tax assets at the end of the reporting date is ~~W~~ 2,326,197 million (2020: ~~W~~ 2,138,693 million) related to investment in subsidiaries, associates and joint ventures.

70

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The tax impact recognized directly to equity as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021						2020
	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	106,189	~~W~~	(27,622)	~~W~~	78,567	~~W~~	(10,894)	~~W~~	2,882	~~W~~	(8,012)
Hedge instruments valuation gain (loss)		5,530		(1,393)		4,137		37,244		(9,775)		27,469
Remeasurements of net defined benefit liabilities		44,040		(13,015)		31,025		(35,609)		8,819		(26,790)

Total	~~W~~	155,759	~~W~~	(42,030)	~~W~~	113,729	~~W~~	(9,259)	~~W~~	1,926	~~W~~	(7,333)

Details of income tax expenses for the years ended December 31, 2021 and 2020, are calculated as follows:

(in millions of Korean won)	2021		2020
Current income tax expenses	~~W~~	156,566	~~W~~	81,502
Impact of change in temporary difference		174,260		66,303

Total income tax expense	~~W~~	330,826	~~W~~	147,805

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities are as follows:

(in millions of Korean won)	2021		2020
Profit before income tax	~~W~~	1,321,317	~~W~~	813,298

Expected tax expense at statutory tax rate	~~W~~	353,000	~~W~~	213,295
Tax effects of
Income not taxable for tax purposes		(2,879)		(30,859)
Expenses not deductible for tax purposes		7,938		26,552
Tax credit and deferred tax effects due to consolidated tax return		(44,490)		(45,784)
Others		17,257		(15,399)

Income tax expense	~~W~~	330,826	~~W~~	147,805

71

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

31.	Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share for the years ended December 31, 2021 and 2020, is calculated as follows:

(in millions of Korean won)	2021		2020
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	990,491	~~W~~	665,493
Weighted average number of ordinary shares outstanding in shares		235,201,782		245,207,307
Basic earnings per share (in Korean won)		4,211		2,714

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

Diluted earnings per share for the years ended December 31, 2021 and 2020, is calculated as follows:

(in millions of Korean won)	2021		2020
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	990,491	~~W~~	665,493
Adjusted profit for the year attributable to ordinary shares (in millions of Korean won)		990,491		665,493
Number of dilutive potential ordinary shares outstanding		483,760		69,598
Weighted-average number of ordinary shares outstanding and dilutive ordinary shares		235,685,542		245,276,905
Diluted earnings per share (in Korean won)		4,203		2,713

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

32.	Dividends

The dividends paid by the Company in 2021 were ~~W~~ 326,487 million (~~W~~ 1,350 per share). The dividends paid by the Company in 2020 were ~~W~~ 269,766 million (~~W~~ 1,100 per share). A dividend in respect of the year ended December 31, 2021, of ~~W~~ 1,910 per share, amounting to a total dividend of ~~W~~ 450,394 million, is to be proposed at the shareholders’ meeting on March 31, 2022.

72

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

33.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
1. Profit for the year	~~W~~	990,491	~~W~~	665,493
2. Adjustments for:
Income tax expense		330,827		147,805
Interest income		(257,534)		(250,928)
Interest expense		234,803		238,985
Dividends income		(76,629)		(132,033)
Depreciation		2,385,029		2,364,284
Amortization of intangible assets		491,169		520,297
Depreciation of right-of-use assets		381,253		381,525
Provisions for severance benefits (defined benefits)		143,309		148,139
Impairment losses on trade receivables		71,709		89,243
Loss on disposal of subsidiaries, associates and joint ventures		5,613		117
Impairment loss on interests in subsidiaries, associates and joint ventures		6,525		52,871
Loss on disposal of property and equipment		40,042		50,705
Loss on disposal of intangible assets		2,780		1,779
Loss on disposal of right-of-use assets		8,690		143
Loss (gain) on foreign currency translation		165,155		(143,928)
Loss (gain) on valuation of derivatives, net		(186,321)		150,106
Gain on valuation of financial assets at fair value through profit or loss		(91,353)		(13,063)
Loss (gain) on disposal of financial assets at fair value through profit or loss		(29,162)		576
Impairment loss on intangible assets		—		192,060
Others		18,951		13,980
3. Changes in operating assets and liabilities
Decrease in trade receivables		346,856		15,981
Increase in other receivables		(50,182)		(42,724)
Decrease (increase) in other current assets		(106,080)		82,494
Increase in other non-current assets		(68,009)		(53,531)
Decrease in inventories		74,974		129,755
Increase (decrease) in trade payables		206,643		(213,467)
Increase (decrease) in other payables		196,684		(141,783)
Increase (decrease) in other current liabilities		(16,402)		54,934
Increase (decrease) in other non-current liabilities		(17,418)		38,938
Increase (decrease) in provisions		(1,206)		3,197
Increase in deferred revenue		40,897		57,932
Post-employment benefits paid (defined benefits)		(147,411)		(108,800)
Increase in plan assets		(96,325)		(73,542)

4. Cash generated from operations (1+2+3)	~~W~~	4,998,368	~~W~~	4,227,540

73

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Significant transactions not affecting cash flows for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Reclassification of the current portion of borrowings	~~W~~	1,304,112	~~W~~	1,229,335
Reclassification of construction-in-progress to property and equipment		2,784,826		2,782,740
Reclassification of accounts payable from property and equipment		(185,196)		(48,561)
Reclassification of accounts payable from intangible assets		519,017		(339,208)
Reclassification of payable from defined benefit liability		68,859		70,570
Reclassification of payable from plan assets		(59,492)		(62,955)

74

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

34.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financing activities, and liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Beginning		Cash flows		Non-cash
					Newly acquired		Exchange difference		Fair value change		Other changes		Ending
Borrowing	~~W~~	6,945,768	~~W~~	(185,385)	~~W~~	—	~~W~~	188,421	~~W~~	—	~~W~~	850	~~W~~	6,949,654
Financial lease liabilities		1,066,144		(393,634)		330,246		—		—		(36,056)		966,700
Derivative liabilities		120,349		—		—		7,206		(2,143)		(107,362)		18,050
Derivative assets		(7,684)		216		—		(188,982)		(15,223)		114,652		(97,021)

Total	~~W~~	8,124,577	~~W~~	(578,803)	~~W~~	330,246	~~W~~	6,645	~~W~~	(17,366)	~~W~~	(27,916)	~~W~~	7,837,383

(in millions of Korean won)	2020
	Beginning		Cash flows		Non-cash
					Newly acquired		Exchange difference		Fair value change		Other changes		Ending
Borrowing	~~W~~	7,028,040	~~W~~	54,899	~~W~~	—	~~W~~	(149,335)	~~W~~	—	~~W~~	12,164	~~W~~	6,945,768
Financial lease liabilities		1,120,825		(437,171)		436,040		—		—		(53,550)		1,066,144
Derivative liabilities		18,632		—		—		142,511		(30,574)		(10,220)		120,349
Derivative assets		(55,423)		36,594		—		2,870		(1,887)		10,162		(7,684)

Total	~~W~~	8,112,074	~~W~~	(345,678)	~~W~~	436,040	~~W~~	(3,954)	~~W~~	(32,461)	~~W~~	(41,444)	~~W~~	8,124,577

75

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

35.	Related Party Transactions

The list of subsidiaries, associates, joint ventures and others of the Company as at December 31, 2021, is as follows:

Relationship	Name of Entity
Subsidiaries	KT Alpha Co., Ltd.(KT Hitel Co., Ltd.), KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M&S Co., Ltd., GENIE Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd., KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT Strategic Investment Fund No.2, KT America, Inc., KT Japan Co., Ltd., KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card Shanghai Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd., KT-Michigan Global Contents Fund, AOS Ltd., KT M Mobile Co., Ltd., KT investment Co., Ltd, PT. BC Card Asia Pacific, Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3, PlayD Co., Ltd., Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLP, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV, KT huimangjieum, KT Strategic Investment Fund No.5, K Real T Rental House No.3, Storywiz Co., Ltd., KT Engineering Co., Ltd (KT ENGCORE Co., Ltd.), KT Studio Genie Co., Ltd., Lolab Co., Ltd., KHS Corporation, HCN Co., Ltd., MEDIA GENIE Co., Ltd., kt seezn Co., Ltd., MILLIE Co., Ltd., KT ES Pte. Ltd., Epsilon Global Communications Pte. Ltd., Epsilon Telecommunications (SP) Pte. Ltd. , Epsilon Telecommunications (US) Pte. Ltd., Epsilon Telecommunications Limited, 7D Digital Limited, Epsilon Telecommunications (HK) Limited, Epsilon US Inc., Epsilon Telecommunications (BG) EOOD, Epsilon M E A General Trading L.L.C, KT Philippines, Nasmedia-KT Alpha Future Growth Strategic Investment Fund, KT Strategic Investment Fund 6, Altimedia Corporation, Alticast B.V., Alticast Company Limited, Wirecard (vietnam) Company Limited
Associates	KIF Investment Fund, K-REALTY CR REIT 1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, KD Living, Inc., LoginD Co., Ltd., K Bank Inc., ISU-kth Contents Investment Fund,Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd., Alliance Internet Corp., Little big pictures, Virtual Realm Sendirian Berhad, KT Smart Factory Investment Union, Studio Discovery Co., Ltd., KT Youth Startup DNA Investment Association, Hyundai Robotics Co., Ltd., IGIS Professional investors Private Investment Real Estate Investment LLC No 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, KT Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V , K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, IBK-KT Emerging Digital Industry Investment Fund
Others[1]	Goody Studio Co., Ltd.

[1]

Although the entity is evaluated by applying Korean IFRS 1109, the entity is included in the scope of Related Party according to Korean IFRS 1024 as the Company has a significant influence on determining the operating and financial policies

76

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The amount of the installment handset sales receivable succeeded by KTIS Corporation, KTCS Corporation, KT Commerce Inc. and KT M&S Co., Ltd. is ~~W~~ 591,182 million.

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. In connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operating.

Outstanding balances of receivables and payables in relation to transaction with related parties as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2	~~W~~	—	~~W~~	3	~~W~~	—	~~W~~	—	~~W~~	16,062	~~W~~	—
KT Telecop Co., Ltd.		877		—		428		—		1,626		20,352		11
KTCS Corporation		304		—		10,551		—		—		49,530		10
KTIS Corporation		7,546		—		—		—		—		41,658		—
KT Service Bukbu Co., Ltd.		11		—		—		16		—		24,255		—
KT Service Nambu Co., Ltd.		—		—		—		—		1,068		23,228		—
KT Skylife Co., Ltd.		6,872		—		6,633		—		—		8,264		—
KTDS Co., Ltd.		1,051		—		934		—		—		126,552		—
KT Estate Inc.		3,091		—		45,796		—		—		29,343		38,502
Skylife TV Co., Ltd [2]		8		—		1		—		—		1,680		—
BC Card Co., Ltd.[1]		509		—		3,299		—		—		1,189		5
KT Sat Co., Ltd.		1,958		—		—		—		—		1,244		—
KT Alpha Co., Ltd [3] (KT Hitel Co., Ltd.)		5,562		—		80		—		12,609		16,713		—
KT Commerce Inc.		17		—		71		—		6,372		50,952		—
KT M&S Co., Ltd.		86		7,088		399		—		—		101,365		—
GENIE Music Corporation (KT Music Corporation)		5		—		545		—		—		22,438		—
KT M Mobile Co., Ltd.		23,265		—		29		—		—		636		—
Nasmedia, Inc.		3,743		—		2		—		—		722		—
KT MOS Bukbu Co., Ltd.		8		—		391		—		—		10,548		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		12,268		—
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd)		6		—		1,724		—		3,004		151,593		5
KHS Corporation		—		—		29		—		—		—		—
KT Studio Genie Co., Ltd.		377		—		—		—		—		17,109		—
Others		18,919		10,979		3,175		—		395		34,340		45
Associates and joint ventures
K-REALTY CR REIT 1		—		—		—		—		—		—		—
K Bank Inc.		334		—		143		—		—		—		—
Others		51		—		1		—		—		3,482		—

Total	~~W~~	74,602	~~W~~	18,067	~~W~~	74,234	~~W~~	16	~~W~~	25,074	~~W~~	765,523	~~W~~	38,578

77

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	December 31, 2020
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease Liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	605	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	10,339	~~W~~	—
KT Telecop Co., Ltd.		1,228		—		401		—		1,942		25,707		—
KTCS Corporation		172		—		7,044		—		—		50,363		14
KTIS Corporation		688		—		3,474		—		—		40,189		—
KT Service Bukbu Co., Ltd.		15		—		—		22		—		21,678		—
KT Service Nambu Co., Ltd.		3		—		—		—		—		23,742		—
KT Skylife Co., Ltd.		1,899		—		5,507		—		—		9,762		—
KTDS Co., Ltd.		10,210		—		3,072		—		—		96,644		—
KT Estate Inc.		8,687		—		46,338		—		—		21,276		35,880
Skylife TV Co., Ltd [2]		—		3,687		—		—		—		1,849		—
BC Card Co., Ltd.[1]		494		—		4,858		—		—		612		6
KT Sat Co., Ltd.		1,750		—		—		—		—		1,206		—
KT Alpha Co., Ltd [3] (KT Hitel Co., Ltd.)		2,071		—		461		—		13,335		11,393		—
KT Commerce Inc.		107		—		—		—		9,243		46,708		—
KT M Hows Co., Ltd.		157		—		—		—		—		2,799		—
KT M&S Co., Ltd.		153		3,650		567		6		—		114,262		—
GENIE Music Corporation (KT Music Corporation)		81		—		285		—		—		26,680		—
KT M Mobile Co., Ltd.		14,170		—		96		—		—		498		—
Nasmedia, Inc.		5,355		—		—		—		—		1,263		—
KT MOS Bukbu Co., Ltd.		8		—		713		—		—		9,293		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		9,174		—
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd)		5		—		3,298		32		1,327		99,173		7
Others		4,067		700		2,979		—		462		9,051		40
Associates and joint ventures
K-REALTY CR REIT 1		—		—		16,200		—		—		—		20,857
K Bank Inc.		274		—		—		—		—		2		—
others		45		—		16		—		—		5		—
Others
KHS Corporation		6		—		—		—		—		—		—

Total	~~W~~	52,250	~~W~~	8,037	~~W~~	95,309	~~W~~	60	~~W~~	26,309	~~W~~	633,668	~~W~~	56,804

[1]	As at December 31, 2021, the unsettled amount of ~~W~~ 1,024 million (2020: ~~W~~ 580 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.
[2]	The convertible bonds, issued by Skylife TV Co., Ltd., amounting to ~~W~~ 3,000 million, are classified as financial assets at fair value through profit or loss.
[3]	During the year ended December 31, 2021, KT Alpha Co., Ltd. (formerly KT Hitel Co., Ltd) merged with KTM House Co., Ltd. as a surviving company.

78

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Significant transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Sales				Purchases				Acquisition of right-of-use assets		Interest income		Interest expense		Dividend income
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Powertel Co., Ltd. [2].	~~W~~	2,954	~~W~~	—	~~W~~	508	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Linkus Co., Ltd		12,612		2		44,921		—		—		—		—		—
KT Telecop Co., Ltd.		12,492		—		119,561		—		—		3		—		—
KTCS Corporation		91,840		54		234,926		9		—		7		—		254
KTIS Corporation		59,432		5		216,857		—		—		30		—		816
KT Service Bukbu Co., Ltd.		16,880		5		153,364		—		—		2		—		—
KT Service Nambu Co., Ltd.		12,466		5		183,244		—		—		—		—		—
KT Skylife Co., Ltd.		62,192		7		26,073		—		—		1		—		8,368
KTDS Co., Ltd.		14,996		17		314,261		91		—		1		—		3,000
KT Estate Inc.		26,380		—		73,014		—		165		—		933		—
Skylife TV Co., Ltd.		1,871		—		6,057		—		—		25		—		—
BC Card Co., Ltd.		9,197		3		22,948		—		—		4		—		14,686
KT Sat Co., Ltd.		20,197		—		7,999		—		—		—		—		—
kt alpha Co., Ltd.(KT Hitel Co., Ltd.)		45,879		—		59,977		—		—		—		—		—
KT Commerce Inc.		1,281		—		79,757		42,057		—		—		—		—
KT M Hows Co., Ltd[2].		861		—		460		—		—		—		—		—
KT M&S Co., Ltd.		422,854		116		160,897		—		—		—		—		—
GENIE Music Corporation (KT Music Corporation)		1,949		—		43,937		—		—		—		—		—
KT M Mobile Co., Ltd.		131,462		—		16,288		—		—		—		—		—
Nasmedia, Inc.		813		—		4,515		—		—		1		—		2,994
KT MOS Nambu Co., Ltd.		1,828		—		48,948		525		—		—		—		—
KT MOS Bukbu Co., Ltd.		2,520		—		50,121		—		—		—		—		—
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd))		531		—		26,313		91,522		—		—		—		—
KHS Corporation		13		—		2,519		—		—		—		—		—
Others		31,646		5		57,272		1		—		28		1		15,134
Associates and joint ventures
K-REALTY CR REIT 1		—		—		—		—		—		—		205		40,142
K Bank Inc.		4,811		33		50		—		—		—		—		—
Others		789		103		4,522		—		—		—		—		6,120
Others
KHS Corporation[3]		8		—		1,744		—		—		—		—		—

Total	~~W~~	990,754	~~W~~	355	~~W~~	1,961,053	~~W~~	134,205	~~W~~	165	~~W~~	102	~~W~~	1,139	~~W~~	91,514

[1]	The amount includes acquisition of property and equipment, and others.
[2]	Transaction amount before excluded as a subsidiary.
[3]	Transaction amount before included as a subsidiary.

79

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	2020
	Sales				Purchases				Acquisition of right-of-use assets		Interest income		Interest expense		Dividend income
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	11,327	~~W~~	2	~~W~~	61,245	~~W~~	511	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		11,835		—		82,232		—		—		—		1		—
KTCS Corporation		74,494		75		315,431		1,213		—		—		—		254
KTIS Corporation		51,092		—		290,709		—		—		1		—		918
KT Service Bukbu Co., Ltd.		13,617		4		205,992		31		—		1		—		—
KT Service Nambu Co., Ltd.		11,399		3		248,790		20		—		—		—		—
KT Skylife Co., Ltd.		33,538		13		40,287		—		—		—		2		8,368
KTDS Co., Ltd.		27,552		33		356,232		4		—		1		—		5,208
KT Estate Inc.		13,760		—		103,960		—		29		—		1,633		42,680
Skylife TV Co., Ltd.		3,707		—		7,477		—		—		90		—		—
BC Card Co., Ltd.		8,545		24		29,722		—		—		4		—		52,013
KT Sat Co., Ltd.		16,276		—		12,844		—		—		—		—		—
KT Alpha Co., Ltd [3] (KT Hitel Co., Ltd.)		26,281		—		64,094		793		—		—		—		—
KT Commerce Inc.		960		—		153,149		81,832		—		—		—		—
KT M Hows Co., Ltd.		1,444		—		696		—		—		—		—		1,520
KT M&S Co., Ltd.		407,915		80		197,411		—		—		—		—		—
GENIE Music Corporation (KT Music Corporation)		2,142		—		56,201		—		—		—		—		—
KT M Mobile Co., Ltd.		85,701		—		7,313		—		—		—		—		—
Nasmedia, Inc.		624		—		6,599		—		—		2		—		2,470
KT MOS Nambu Co., Ltd.		1,790		5		61,917		7,611		—		—		—		—
KT MOS Bukbu Co., Ltd.		2,440		—		67,492		276		—		—		—		—
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd))		392		—		49,933		182,737		14		—		1		—
Others		23,209		4		47,574		1		1,432		2		1		1,294
Associates and joint ventures
K-REALTY CR REIT 1		—		—		—		—		—		—		917		8,061
K Bank Inc.		2,510		—		6		—		—		—		—		—
KIF Investment Fund		—		—		—		—		—		—		—		9,241
Others		573		70		3,207		—		—		—		—		—
Others
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd) [2]		149		—		25,082		61,409		—		—		—		—
KHS Corporation		32		—		8,882		—		—		—		—		—

Total	~~W~~	833,304	~~W~~	313	~~W~~	2,504,477	~~W~~	336,438	~~W~~	1,475	~~W~~	101	~~W~~	2,555	~~W~~	132,027

[1]	The amount includes acquisition of property and equipment, and others.
[2]	Transaction amount before included as a subsidiary.

80

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Key management compensation

Key management compensation for the years ended December 31, 2021 and 2020, consists of:

(in millions of Korean won)	2021		2020
Salaries and other short-term benefits	~~W~~	2,189	~~W~~	2,086
Post-employment benefits		412		390
Stock-based compensation		669		625

Total	~~W~~	3,270	~~W~~	3,101

Fund transactions with related parties for the years ended December 31, 2021 and 2020, are as follows

(in millions of Korean won)	2021
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash and others
	Loans		Collections		Borrowing		Refund
Subsidiaries
KT Strategic Investment Fund No. 5	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,460
KTIS Corporation		—		—		—		7		—
KT Estate Inc.		—		—		165		28,202		—
KT Studio Genie Co., Ltd.		102		102		—		—		283,620
KT M&S Co., Ltd.		52,400		48,963		—		—		—
Skylife TV Co., Ltd.		—		—		—		—		(3,000)
KT ES Pte. Ltd.		—		—		—		—		93,440
Others		14		875		—		33		(25,272)
Associates
KT Smart Factory Investment		—		—		—		—		1,000
K-REALTY CR REIT 1		—		—		—		15,964		—
KT Youth Startup DNA Investment Association		—		—		—		—		7,700
KT-IBKC Future Investment Fund 1		—		—		—		—		(4,940)
Others		—		—		—		—		6,280

Total	~~W~~	52,516	~~W~~	49,940	~~W~~	165	~~W~~	44,206	~~W~~	365,288

[1]	Borrowing transactions include lease transactions. .

81

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	2020
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash and others
	Loans		Collections		Borrowing		Refund
Subsidiaries
KTCS Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2	~~W~~	—
KTIS Corporation		—		—		—		21		—
KT Estate Inc.		—		—		29		26,761		—
BC Card Co., Ltd [3]		—		—		—		1		—
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd)		—		—		—		21		28,000
KBTO Sp.z o.o.		—		—		—		—		1,681
KT M&S Co., Ltd.		15,500		16,085		—		—		—
Storywiz Co., Ltd		202		202		—		—		14,000
Others		—		—		—		92		14,597
Associates		—		—
KT Smart Factory Investment		—		—		—		—		2,000
K-REALTY CR REIT 1		—		—		—		20,304		—
KT-CKP New Media		—		—		—		—		(109)
KT Youth Startup DNA		—		—		—		—		3,300
Hyundai Robotics Co Ltd		—		—		—		—		50,000
Gyeonggi KT Yoojin		—		—		—		—		1,000
Others
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd) [2]		—		—		—		34		—

Total	~~W~~	15,702	~~W~~	16,287	~~W~~	29	~~W~~	47,236	~~W~~	114,469

[1]	Borrowing transactions include lease transactions.
[2]	Transactions before inclusion as a subsidiary.
[3]	During the prior period, the Company sold shares in K-Bank Inc. to BC Card Co., Ltd. for ~~W~~ 36,321 million.

As at December 31, 2021, the Company entered into a credit card agreement with a limit of ~~W~~ 4,752 million (2020: ~~W~~ 4,731 million) with BC Card Co., Ltd.

The Company has an obligation to invest in KT Strategic Investment Association No. 6, a related party, and others according to the agreement. As at December 31, 2021 the Company is planning to invest an additional ~~W~~ 36,500 million.

82

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

36.	Financial Risk Management

(1)	Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivatives to hedge certain financial risk exposures such as cash flow risk.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various market conditions to estimate the effect from the market changes.

1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk (i.e. foreign currency translation of overseas operating assets and liabilities) not affecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

As at December 31, 2021 and 2020, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax [1]		Equity
2021.12.31	+10%	~~W~~	(429)	~~W~~	5,243
	-10%		429		(5,243)
2020.12.31	+10%	~~W~~	1,781	~~W~~	13,522
	-10%		(1,781)		(13,522)

[1]	Computed with considering derivatives hedging effect applied by the Company to hedge foreign exchange risk of liabilities in foreign currencies.

83

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor management’s decision to decrease the risk.

Details of financial assets and liabilities in foreign currencies as at December 31, 2021 and 2020, are as follows:

(in thousands of foreign currencies)	December 31, 2021				December 31, 2020
	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	156,849	~~W~~	2,131,013	~~W~~	150,178	~~W~~	1,804,247
SDR		255		722		255		728
JPY		—		30,000,000		—		46,000,000
EUR		1		6		1		6
PLN		—		—		26		—
RWF		586		—		646		—
VND		257,896		—		242,370		—
TZS		1,644		—		1,019		—
BWP		93		—		212		—
XAF		—		—		16,229		—
SGD		—		284,000		—		284,000
THB		2,160		—		535		—

(iii)	Price risk

As at December 31, 2021 and 2020, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax	Equity
2021.12.31	+ 10%	~~W~~20	~~W~~	3,285
	- 10%	(20)		(3,285)
2020.12.31	+ 10%	~~W~~ 17	~~W~~	282
	- 10%	(17)		(282)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments had moved according to the historical correlation with the index. Equity would increase/decrease as a result of gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

84

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(iv)	Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As at December 31, 2021 and 2020, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Income before tax		Equity
2021.12.31	+ 100 bp	~~W~~	18	~~W~~	5,272
	- 100 bp		4		(5,446)
2020.12.31	+ 100 bp	~~W~~	169	~~W~~	18,432
	- 100 bp		(169)		(19,277)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade receivables from customers, debt securities and others

•	Risk management

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

The Company’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

85

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

•	Security

For some trade receivables, the Company may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty is in default under the terms of the agreement.

•	Impairment of financial assets

The Company has three types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified impairment loss was immaterial.

The maximum exposure to credit risk of the Company’s financial instruments without considering value of collaterals as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Cash and cash equivalents (except for cash on hand)	~~W~~	1,679,509	~~W~~	1,532,285
Trade and other receivables
Financial assets at amortized costs		3,351,504		3,088,703
Financial assets at fair value through other comprehensive income		491,713		1,118,619
Contract assets		680,989		536,373
Other financial assets
Derivatives financial assets for hedging purposes		97,021		7,684
Financial assets at fair value through profit or loss		299,263		155,695
Financial assets at amortized costs		72,501		262,477

Total	~~W~~	6,672,500	~~W~~	6,701,836

(i)	Trade and other receivables and contract assets

The Company applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade and other receivables and contract assets.

The Company measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2021.

86

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(ii)	Cash equivalents (except for cash on hand)

The Company is also exposed to credit risk in relation to cash equivalents. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments and others.

All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

(iv)	Financial assets at fair value through profit or loss

The Company is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

3)	Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Company’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the report date to the contractual maturity date and these amounts are contractual undiscounted cash flows and can differ from the amount in the financial statement:

(in millions of Korean won)	December 31, 2021
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,536,310	~~W~~	1,159,739	~~W~~	152,989	~~W~~	5,849,038
Borrowings (including debentures)		1,475,860		4,058,692		2,243,233		7,777,785
Lease liabilities		355,609		327,456		353,493		1,036,558
Others[1]		733		—		—		733

Total	~~W~~	6,368,512	~~W~~	5,545,887	~~W~~	2,749,715	~~W~~	14,664,114

87

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	December 31, 2020
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,286,430	~~W~~	534,910	~~W~~	255,246	~~W~~	5,076,586
Borrowings (including debentures)		1,380,953		4,193,341		2,258,360		7,832,654
Lease liabilities		314,626		621,972		169,004		1,105,602
Others [1]		1,618		—		—		1,618

Total	~~W~~	5,983,627	~~W~~	5,350,223	~~W~~	2,682,610	~~W~~	14,016,460

[1]

Consists of the maximum limit related to joint responsibility and agreement of assumption of debts. The cash flows on agreements are classified based on the earliest period that the agreement can be executed (Note 20).

At the end of the reporting period, the cash outflows and inflows by maturity of the Company’s derivatives held for trading and gross-settled derivatives are as follows:

(in millions of Korean won)	December 31, 2021
	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading [1]
Outflows	~~W~~	—	~~W~~	—	~~W~~	5,329	~~W~~	5,329
Derivatives settled gross [2]
Outflows	~~W~~	811,467	~~W~~	1,786,214	~~W~~	377,302	~~W~~	2,974,983
Inflows		825,295		1,846,416		394,134		3,065,845

[1]

During the current period, derivative liabilities held-for-trading are classified under the ‘more than 5 years’ category as they are relevant to the fair value of derivatives liabilities recognized in connection with the acquisition of Epsilon Global Communications Pte. Ltd. (Note 20).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the statement of financial position.

(in millions of Korean won)	December 31, 2020
	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives settled gross [1]
Outflows	~~W~~	202,540	~~W~~	2,107,615	~~W~~	498,619	~~W~~	2,808,774
Inflows		205,346		2,008,798		480,570		2,694,714

[1]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual amounts and may differ from the amount in the statement of financial position.

88

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Meanwhile, as at December 31, 2021, the Company has an investment obligation of ~~W~~ 36,500 million to invest in IBK-KT Digital New Industry Investment Association, a related party, and others, and ~~W~~ 8,109 million and USD 5,400,000 to be paid in the future Capital Call method (Notes 20 and 35).

(2)	Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related to each capital component.

The Company’s debt-to-equity ratios as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Total liabilities	~~W~~	15,497,475	~~W~~	14,824,369
Total equity		13,864,894		13,203,557
Debt-to-equity ratio		112%		112%

The Company manages capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the statement of financial position plus net debt.

The Company’s gearing ratios as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2020
Total borrowings	~~W~~	6,949,654	~~W~~	6,945,768
Less: cash and cash equivalents		(1,708,714)		(1,541,210)

Net debt		5,240,940		5,404,558
Total equity		13,864,894		13,203,557

Total capital	~~W~~	19,105,834	~~W~~	18,608,115

Gearing ratio		27%		29%

89

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements, as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	~~W~~	74,786	~~W~~	(3,909)	~~W~~	70,877	~~W~~	(65,607)	~~W~~	—	~~W~~	5,270

Total	~~W~~	74,786	~~W~~	(3,909)	~~W~~	70,877	~~W~~	(65,607)	~~W~~	—	~~W~~	5,270

(in millions of Korean won)	December 31, 2020
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	~~W~~	73,435	~~W~~	(2,025)	~~W~~	71,410	~~W~~	(67,420)	~~W~~	—	~~W~~	3,990

Total	~~W~~	73,435	~~W~~	(2,025)	~~W~~	71,410	~~W~~	(67,420)	~~W~~	—	~~W~~	3,990

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

Details of the Company’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements, as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	82,107	~~W~~	(3,909)	~~W~~	78,198	~~W~~	(65,607)	~~W~~	—	~~W~~	12,591

Total	~~W~~	82,107	~~W~~	(3,909)	~~W~~	78,198	~~W~~	(65,607)	~~W~~	—	~~W~~	12,591

(in millions of Korean won)	December 31, 2020
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	81,912	~~W~~	(2,025)	~~W~~	79,887	~~W~~	(67,420)	~~W~~	—	~~W~~	12,467

Total	~~W~~	81,912	~~W~~	(2,025)	~~W~~	79,887	~~W~~	(67,420)	~~W~~	—	~~W~~	12,467

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

90

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

37.	Fair Value

(1)	Fair Value by Financial Instruments Category

Carrying amounts and fair values of the financial assets and financial liabilities by category as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021			December 31, 2020
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,708,714	[1]	~~W~~	1,541,210	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		3,350,104	[1]		3,085,047	[1]
Financial assets at fair value through other comprehensive income		491,713	491,713		1,118,619	1,118,619
Other financial assets
Financial assets measured at amortized cost		72,501	[1]		262,477	[1]
Financial assets at fair value through profit or loss		299,410	299,410		155,805	155,805
Financial assets at fair value through other comprehensive income		226,331	226,331		22,860	22,860
Derivative financial assets for hedging purpose		97,021	97,021		7,684	7,684

Total	~~W~~	6,245,794		~~W~~	6,193,702

Financial liabilities
Trade and other payables	~~W~~	5,783,330	[1]	~~W~~	5,015,237	[1]
Borrowings		6,949,654	7,081,027		6,945,768	7,308,209
Other financial liabilities
Financial assets at fair value through profit or loss		5,329	5,329		—	—
Derivative financial liabilities for hedging purpose		18,050	18,050		120,349	120,349

Total	~~W~~	12,756,363		~~W~~	12,081,354

[1]	The Company did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair the value disclosure.

91

KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured or disclosed at fair value or its fair value is disclosed as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	491,713	~~W~~	—	~~W~~	491,713
Other financial assets
Financial assets at fair value through profit or loss		147		—		299,263		299,410
Financial assets at fair value through other comprehensive income		35,510		—		190,821		226,331
Derivative financial assets for hedging purpose		—		65,456		31,565		97,021
Investment properties		—		—		2,503,930		2,503,930

Total	~~W~~	35,657	~~W~~	557,169	~~W~~	3,025,579	~~W~~	3,618,405

Liabilities
Borrowings	~~W~~	—	~~W~~	7,081,027	~~W~~	—	~~W~~	7,081,027
Other financial liabilities
Financial assets at fair value through profit or loss		—		—		5,329		5,329
Derivative financial liabilities for hedging purpose		—		18,050		—		18,050

Total	~~W~~	—	~~W~~	7,099,077	~~W~~	5,329	~~W~~	7,104,406

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in millions of Korean won)	December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,118,619	~~W~~	—	~~W~~	1,118,619
Other financial assets
Financial assets at fair value through profit or loss		110		—		155,695		155,805
Financial assets at fair value through other comprehensive income		1,825		—		21,035		22,860
Derivative financial assets for hedging purpose		—		7,684		—		7,684
Investment properties		—		—		2,014,091		2,014,091

Total	~~W~~	1,935	~~W~~	1,126,303	~~W~~	2,190,821	~~W~~	3,319,059

Liabilities
Borrowings	~~W~~	—	~~W~~	7,308,209	~~W~~	—	~~W~~	7,308,209
Other financial liabilities
Derivative financial liabilities for hedging purpose		—		116,155		4,194		120,349

Total	~~W~~	—	~~W~~	7,424,364	~~W~~	4,194	~~W~~	7,428,558

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2021
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Financial assets (liabilities) at fair value through profit or loss
Beginning balance	~~W~~	155,695	~~W~~	21,035	~~W~~	(4,194)	~~W~~	—
Amount recognized in profit or loss		92,310		—		43,150		—
Amount recognized in other comprehensive income		—		135,004		(7,391)		—
Acquisition		73,791		25,751		—		5,329
Disposal		(4,489)		(5,325)		—		—
Replacement		(18,044)		14,356		—		—

Ending balance	~~W~~	299,263	~~W~~	190,821	~~W~~	31,565	~~W~~	5,329

(in millions of Korean won)	2020
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging
Beginning balance	~~W~~	131,112	~~W~~	18,964	~~W~~	(17,642)
Amount recognized in profit or loss		13,186		—		29,345
Amount recognized in other comprehensive income		—		2,489		(7,509)
Acquisition		12,334		—		—
Disposal		(937)		(418)		—

Ending balance	~~W~~	155,695	~~W~~	21,035	~~W~~	4,194

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in the recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	December 31, 2021
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	491,713	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		299,263	3	DCF Model, Adjusted net asset mode Binomial option pricing model
Financial assets at fair value through other comprehensive income		190,821	3	Market approach Model
Derivative financial assets for hedging purpose		65,456	2	DCF Model
		31,565	3	Hull-White Model, DCF Model
Investment properties		2,503,930	3	DCF Model
Liabilities
Borrowings		7,081,027	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		5,329	3	Binomial option pricing model
Derivative financial liabilities for hedging purpose		18,050	2	DCF Model

(in millions of Korean won)	December 31, 2020
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,118,619	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		155,695	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		21,035	3	DCF Model
Derivative financial assets for hedging purpose		7,684	2	DCF Model
Investment properties		2,014,091	3	DCF Model
Liabilities
Borrowings		7,308,209	2	DCF Model
Other financial liabilities
Derivative financial liabilities for hedging purpose		116,155	2	DCF Model
		4,194	3	Hull-White Model, DCF Model

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case where inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full as profit for the year.

Changes in deferred amount for the years ended December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	2,257	~~W~~	3,682
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(1,425)		(1,425)

IV. Ending balance (I+II+III)	~~W~~	832	~~W~~	2,257

38.	Events After the Reporting Period

The Company has issued the following bonds since the end of the reporting period.

(in millions of Korean won)	Issued date	Face value		Interest rate	Redemption date
Public Offer Bonds 196-1	2022-01-27	~~W~~	270,000	2.596%	2025-01-27
Public Offer Bonds 196-2	2022-01-27		100,000	2.637%	2027-01-27
Public Offer Bonds 196-3	2022-01-27		30,000	2.741%	2032-01-27

After the current reporting period, in accordance with a resolution of the Board of Directors on February 15, 2022, the Company decided to transfer its Cloud/IDC business to KT Cloud Co., Ltd., a newly established company owned by the Company, through an investment in kind on April 1, 2022. The Company aims to enhance the value of the Cloud/IDC business and foster KT Cloud Co., Ltd. as a specialized company.

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Report on Independent Auditor’s

Audit of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion on Internal Control over Financial Reporting

We have audited KT Corporation’s (the Company) Internal Control over Financial Reporting as at December 31, 2021, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2021, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the separate financial statements of the Company, which comprise the separate statement of financial position as at December 31, 2021, and the separate statement of profit or loss, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flow for the year then ended, and notes to the separate financial statements including a summary of significant accounting policies, and our report dated March 10, 2022 expressed an unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibility under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Report on the Effectiveness of Internal Control over Financial Reporting.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

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Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our responsibility is to express opinion on the Company’s internal control over financial reporting based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Ho-Sung Han, Certified Public Accountant.

Seoul, Korea

March 10, 2022

This report is effective as of March 10, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

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Report on the Effectiveness of

Internal Control over Financial Reporting

KT Corporation

Report on the Effectiveness of

the Internal Control over Financial Reporting

To the Shareholders, Audit Committee and Board of Directors of

KT Corporation

We, as the Chief Executive Officer (“CEO”) and the internal Control over Financial Reporting (“ICFR”) Officer of KT Corporation (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2021.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed the design and operating effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated ICFR in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting in Korea (“the ICFR Committee”). And, we conducted an evaluation of ICFR based on Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting established by the ICFR Committee.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2021, is designed and operating effectively, in all material respects, in conformity with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

March 3, 2022

Chief Executive Officer	Hyeon-Mo Ku

Internal Control over Financial Reporting Officer	Young-Jin Kim

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